AAR CORP. 2007 Annual Report


07077079


AAR



One billion and beyond



CONTENTS

Financial Highlights	1
Letter to Stockholders	2
One Billion and Beyond	6
Maintenance, Repair and Overhaul	8
Aviation Supply Chain	10
Structures and Systems	12
Aircraft Sales and Leasing	14
Taking AAR Forward	16
AAR Leadership	18
Form 10-K	19
Stockholder Information	Inside Back Cover

In fiscal 2007, AAR surpassed $1 billion in sales.

This is an important milestone. Coupled with record earnings and strong growth across all four of our operating segments, it's evidence of our intense, successful focus on innovation and execution. It validates our strategy to build a strong, diversified, trend-aligned business and, most important, demonstrates AAR's dedication to making a real contribution to our customers' success.

So we've reached a billion. There's no pause, no rest. Our focus is on beyond.

FINANCIAL HIGHLIGHTS

FOR THE FISCAL YEAR ENDED MAY 31 — IN THOUSANDS, EXCEPT PER SHARE DATA

	2007	2006	2005	2004	2003
OPERATING PERFORMANCE					
NET SALES	**$1,061,169**	$885,518	$740,427	$632,223	$589,085
INCOME (LOSS) FROM CONTINUING OPERATIONS	**59,447**	35,823	19,498	5,430	(9,589)
DILUTED EARNINGS (LOSS) PER SHARE FROM CONTINUING OPERATIONS	**$1.42**	$0.96	$0.57	$0.17	($0.30)
FINANCIAL POSITION					
WORKING CAPITAL	**$389,215**	$436,666	$314,517	$300,943	$192,837
TOTAL ASSETS	**1,067,633**	978,819	732,230	709,292	686,621
TOTAL DEBT	**327,856**	320,865	230,904	252,058	256,914
STOCKHOLDERS' EQUITY	**494,243**	422,717	314,744	301,684	294,988

TO OUR EMPLOYEES, CUSTOMERS AND STOCKHOLDERS,

Fiscal 2007 was a *great* year for AAR.

We achieved record sales and earnings while positioning the Company for the future.

We made numerous investments to support our robust organic growth and completed two acquisitions that expand and deepen our capabilities. We made moves to strengthen our senior leadership team and continued to invest in our people.

Our markets are ripe with opportunity, and our unique portfolio of products and services, combined with our close-to-the-customer business model, places us in a strong competitive position.

Following are select financial highlights from fiscal 2007:
- 20% sales growth
- 66% increase in income from continuing operations
- Record net income of $58.7 million

We surpassed $1 billion in sales, achieved a 5.5 percent after-tax margin, saw operating margins improve 160 basis points to 9 percent and lowered SG&A as a percentage of sales to just below 10 percent.

Sales to our commercial customers grew 24 percent driven by supply chain programs, increased MRO activities and momentum in our Aircraft Sales and Leasing segment. The U.S. domestic airline industry's financial results are improving and many of our international airline customers are growing — both contributing to a more favorable environment for the products and services that we provide.

Sales to defense customers increased 14 percent during the year and represent 36 percent of consolidated revenues. We continue to expand our mobility systems capability to support the warfighter and our supply chain solutions for "behind-the-scenes" logistics support. The U.S. Department of Defense (DoD) also presents numerous opportunities for AAR's MRO businesses.

Segment Highlights

Our Aviation Supply Chain business remained strong. We benefited from an expansion of our global parts business and new programs, including one to support U.S. Army ground vehicles. We are looking to more fully integrate our supply chain capability into our customers' operations, relieving them of this non-core, yet essential, activity.

In our Maintenance, Repair and Overhaul segment, we increased our customer base, ramped up operations at our Indianapolis MRO facility and expanded our regional maintenance capabilities. Results at our Oklahoma City MRO and Landing Gear Services businesses were strong. The Indianapolis operation has grown from a start-up in 2004 to one of the premier MRO facilities in the U.S. today. We are doing an excellent job earning our customers' confidence and are focused on improving profitability. Based on total man-hours performed in 2006, AAR now ranks among the top ten MRO providers in the world. In January 2007, we acquired the assets of Reebaire Aircraft, Inc., a move that more than doubled our MRO capacity for regional aircraft.

In our Structures and Systems segment, we continued to experience higher demand for specialized mobility products that support the movement of troops and supplies into theaters of operation and sustain in-theater activity. We are keeping pace with changing requirements and, in April 2007, acquired Brown International, adding sophisticated systems integration capabilities. The Brown acquisition establishes an AAR presence in Huntsville, Alabama, strategically near the Redstone Arsenal, an increasingly important army installation that is growing as a result of the DoD's Base Realignment and Closure (BRAC) Act and is home to the U.S. Army's strategic aviation and missile commands and major civilian contractors. With this acquisition, we are taking our services deeper into theaters of operation, including Iraq and Kuwait. This work includes uparmoring ground vehicles to provide better protection for soldiers in harm's way. Additionally, we are developing new services for the sustainment of equipment aging from harsh environments and higher operational tempos. By offering a wider range of integrated solutions, we are positioning the Company as a full-service provider to the defense market.

AAR has established a leadership position in the design and manufacture of cargo systems for military transport aircraft and we are currently developing a system for the next-generation Airbus A400M. We opened a new 200,000-square-foot manufacturing facility to build these and other products as we look to capitalize on the robust build cycles underway in commercial and defense markets.



David P. Storch
Chairman and
Chief Executive Officer

Timothy J. Romenesko
President and
Chief Operating Officer

"I am committed to strengthening AAR's position in strategic, high-growth markets and advancing AAR's culture of innovation and execution."

— David P. Storch

"I will continue to invest in our people and capabilities while bringing a razor-sharp focus on operational excellence and profitability."

— Timothy J. Romenesko

Our Aircraft Sales and Leasing segment benefits from AAR's global presence in the commercial aviation market. We leveraged our long-standing relationships in the Asian marketplace and, working with a joint venture partner, acquired 18 Boeing 737-400s in the first quarter of fiscal 2008. These aircraft are operated by MAS, a leading airline in the region. We were successful because of our ability to provide certainty of closure, our knowledge of the aircraft and our ability to move quickly. Our sales and leasing activity also serves as a portal for AAR's supply chain and MRO businesses.

Our People

Creating a dynamic work environment and developing our employees remain top priorities. We continue to invest in facilities and training to provide our people with the tools they need to be the best they can be. We are very proud that for the third consecutive year, *100 percent* of AAR's eligible aviation maintenance technicians (AMT) received FAA Diamond Awards for meeting or exceeding FAA training requirements, earning AAR special recognition from the FAA. We want to extend our personal congratulations to the 1,279 AMTs who earned this prestigious recognition.

We made a number of moves to strengthen our senior leadership team, beginning the new fiscal year with Tim Romenesko as AAR's new President and Chief Operating Officer. Tim has a deep understanding of our operations and culture, having joined AAR in 1981 and served as our CFO since 1994. Tim was also elected to AAR's Board of Directors. Additionally, we promoted Rick Poulton to Chief Financial Officer and Treasurer. Rick has more than 15 years of financial and leadership experience, including senior executive-level positions with UAL Corp. and United Airlines.

Subsequent to year-end, Terry Stinson, an industry veteran with outstanding credentials, joined AAR to head up our Structures and Systems segment. Terry previously served as Chairman and CEO of Bell Helicopter Textron Inc., a leading manufacturer of vertical lift aircraft, and as President and CEO of Hamilton Standard, a division of United Technologies.

Looking Forward

As we look to the future, we have several strategic and tactical initiatives underway. We expect to grow our revenues at a rate faster than the industry growth rate by capturing new supply chain programs, expanding our capabilities for defense customers, leveraging our position in support of the growing regional aircraft fleet, increasing sales in the rapidly expanding Asian market and complementing our organic growth with acquisitions.

We look to improve our margins by leveraging our cost structure, increasing our efficiency through lean initiatives and integrating more higher-margin engineering content into our products and services.

Our vision is to build upon AAR's solid reputation as a provider of products and services by moving further "upstream" in our customers' operations — forging stronger and more strategic partnerships and becoming an integral part of our customers' success.

As we sit here in the middle of August putting the finishing touches on this letter, there is turbulence in the world's financial markets. We are monitoring the situation very closely for its effects on our customers, markets and business. Since the beginning of the decade we have significantly strengthened our balance sheet and improved our liquidity, putting us in a strong position to weather this period of uncertainty.

In Closing

We are grateful to the many people who contributed to AAR's successful fiscal 2007. We thank our partners, customers and stockholders for their confidence and support. We value the contributions of our Board of Directors and appreciate their active engagement and sage counsel. We wish to thank our 4,000 fellow employees for their energy, enthusiasm and dedication to excellence and are proud of the work they're doing to build strong, enduring relationships with our customers. It's the people of AAR that make things happen.

With one billion dollars as our new baseline, we look forward to taking AAR to new heights in fiscal 2008 and beyond.

Sincerely,



David P. Storch
Chairman and Chief Executive Officer



Timothy J. Romenesko
President and Chief Operating Officer

August 17, 2007

Stockholder Return Performance Graph

The following graph compares the five-year cumulative total stockholder return (including reinvestment of dividends) of the Company, the S&P 500 Index and the S&P 600 Aerospace/Defense Index.

Comparison of Cumulative Five-Year Total Return[1]


300
250
200
150
100
50
May 02
May 03
May 04
May 05
May 06
May 07

INDEX	May 02	May 03	May 04	May 05	May 06	May 07
AAR CORP.	$100.00	$39.45	$83.98	$140.61	$211.09	$284.90
S&P 500 Index	100.00	91.94	108.79	117.75	127.92	157.07
S&P 600 Aerospace & Defense	100.00	66.03	93.65	114.61	134.16	173.86

Source: *Standard & Poor's*

[1]Assumes $100 invested on June 1, 2002, and reinvestment of dividends in the Company's Common Stock, the S&P 500 Index and the S&P 600 Aerospace/ Defense Index.

The S&P Index is comprised of domestic industry leaders in four major sectors: Industrials, Financials, Utilities and Transportation, and serves as a broad indicator of the performance of the U.S. equity market. The S&P 600 Aerospace/Defense Index is comprised of small cap companies engaged in aerospace/ defense business activities, including: AAR CORP., Applied Signal Technology, Inc., Armor Holdings, Inc., Ceradyne Inc., Cubic Corp., Curtiss-Wright Corp., EDO Corp., Esterline Technologies Corp., GenCorp Inc., Kaman Corp., Moog Inc., Teledyne Technologies Inc. and Triumph Group, Inc.

Sales by Segment, Market and Region



Sales by Segment

- 51% Aviation Supply Chain
- 25% Structures and Systems
- 20% Maintenance, Repair and Overhaul
- 4% Aircraft Sales and Leasing



Sales by Market

- 63% Commercial Aviation
- 36% Defense Services
- 1% Other



Sales by Region

- 73% North America
- 18% Europe
- 6% Asia/Pacific
- 3% Other

Beyond

Beyond a billion. Beyond what we've done
We're moving forward — doing what it takes

First and foremost, we work to stay close to our customers, always and everywhere. The key to AAR's success is our ability to understand our customers' needs, apply innovative thinking and execute consistently.




RECEIVED
SEP 0 6 2007
WASH. D.C.
SECTION

before. Beyond all expectations.
to continue to improve and grow profitably.

MAINTENANCE, REPAIR AND OVERHAUL

Helping Southwest fly high

AAR is an increasingly valuable partner to one of the airline industry's best-performing carriers, providing heavy maintenance and winglet installations at our state-of-the-art Indianapolis facility.


H5b

Our Indianapolis facility's unique docking structure enables two complete crews to work simultaneously above and below the floor level of the aircraft, minimizing the need for ladders and stands while increasing both the safety and speed of operations.

AAR's MRO services are backed by a proven AAR-developed safety management system that leverages best practices from the world's most successful air carriers and the FAA, and includes a companywide airworthiness awareness program.

Southwest Airlines has a well-earned reputation as an on-time, no frills, always-there kind of carrier. With its quick-turn approach to managing assets, Southwest requires maximum efficiency and reliability from its MRO providers. It gets exactly that from AAR. ❯ Selected in December 2006 to perform nose-to-tail heavy maintenance services and winglet installations for Southwest's Boeing 737 aircraft, AAR quickly established itself as a top performer. Our FAA Diamond Award-winning technical personnel are one factor; another is our advanced MRO facility located at the Indianapolis International Airport, where we do the work. ❯ Our Indianapolis facility is equipped to provide a wide range of maintenance, repair and overhaul services. Built from the ground up to support lean principles, the facility has features like two-level docking structures, in-hangar production control and high-speed HVAC recovery systems designed to engineer waste out of the MRO process and maximize productivity. More and more, airlines are aligning themselves with AAR for cost-effective MRO services.

Since January 2007, AAR has expanded its business for Southwest Airlines from one line of nose-to-tail heavy maintenance and one line of winglet installations, adding two more lines of heavy maintenance and increasing winglet installations by 40 percent.

Winglets improve aircraft performance by reducing wingtip drag — vortices that develop at the end of the wing during flight. AAR's winglet installations enable Southwest to realize benefits that include improved fuel efficiency, reduced maintenance costs and lower emissions.

AAR's MRO segment provides nose-to-tail support for our customers, including everything from major structural repairs to the replacement of a single part. In addition to Indianapolis, we operate MRO facilities in Oklahoma City, Oklahoma, and Hot Springs, Arkansas; Landing Gear Services facilities in Miami, Florida, and Kuala Lumpur, Malaysia; and an aircraft storage and maintenance operation in Roswell, New Mexico.

"AAR has met or exceeded our expectations from day one. They've been an excellent fit for the way we like to run our airline."

— Jim Sokol, Vice President, Maintenance & Engineering, Southwest Airlines

AVIATION SUPPLY CHAIN

Supply chain support for the USAF's eye in the sky

JSTARS is a mission-critical airborne ground surveillance capability for U.S. defense forces. AAR Aviation Supply Chain plays a key role in keeping it mission capable.

To ensure uninterrupted supply and manage costs, AAR assists Northrop Grumman with the Diminishing Manufacturing Sources and Material Shortages (DMSMS) function by communicating with suppliers, making volume buys and qualifying new sources for older, increasingly hard-to-obtain parts.

JSTARS utilizes sophisticated radar technology aboard specially modified Boeing 707s to detect, identify, track and target hostile ground movements and relay real-time information to U.S. Army and Marine Corps command posts. Because of the extent of aircraft modifications, Northrop Grumman operates as the OEM.



"The ease of communication and shared commitment to providing efficient, cost-effective support has significantly contributed to making our supply chain performance a benchmark for the industry."

— Terry Jones, Supply Chain Program Manager, TSSR Robins AFB Operations, Northrop Grumman Corporation

The Joint Surveillance Target Attack Radar System (JSTARS) is the most advanced airborne ground surveillance and battle management system in the world. Through secure, real-time tracking and communication of hostile-force ground position and movement, JSTARS is a critical tool for U.S. defense forces. › AAR partners with Northrop Grumman under a performance-based logistics (PBL) contract to manage the supply chain for JSTARS components. Northrop Grumman is the prime Total Support Systems Responsibility (TSSR) contractor to sustain the 17 JSTARS aircraft and systems. › Awarded the contract in September 2000, AAR was up and running quickly, interfacing with USAF, commercial and AAR IT software systems and establishing a new, dedicated program warehouse near the JSTARS home base in less than 45 days, well ahead of contractual requirements. › PBLs focus on desired outcomes, such as system reliability, operational availability and reduced logistical footprint. By consistently exceeding goal metrics for inventory availability and accuracy as well as on-time delivery, AAR has developed a reputation for excelling in PBLs and is now involved in 10 PBL programs.


S. AIR FORCE

AAR's Aviation Supply Chain segment provides comprehensive supply chain solutions to help commercial and defense customers increase parts availability, minimize downtime and reduce costs. AAR manages everything from individual spare parts to end-to-end programs. In addition, we maintain an extensive inventory of new and refurbished parts for virtually every aircraft type.

AAR monitors and maintains inventory levels in the flyaway kits for JSTARS jets to enable crews to handle many maintenance and repair functions while deployed. AAR has consistently exceeded the required fill rates metric since the beginning of the program.

Operational tempo is a key measurement of equipment deployment that drives demand in a PBL program. The higher the ops tempo, the greater the pressure on the supply chain. AAR has exceeded all outcome metrics in the face of consistently high JSTARS ops tempo, driven by U.S. counter-terrorism operations overseas.

STRUCTURES AND SYSTEMS

Capability and responsiveness for military mobility

AAR Mobility Systems delivers both quality and quantity as a supplier of shelter units for Medium Tactical Vehicles manufactured by BAE Systems (formerly Armor Holdings' Stewart & Stevenson).

AAR shelters contain benches, rack systems and workstations to support such field operations as electronics and vehicle repair, supply management and intelligence planning. AAR delivers the units with basic HVAC, lighting and electrical infrastructure in place.

AAR engineers provided value in the beginning of the process, developing a series of Engineering Change Proposals (ECP) after reviewing the government data drawing package to improve product performance and make it more cost-effective to produce.

BAE Systems signed AAR to provide logistics support for repair and maintenance of the FMTVs, once deployed. AAR will manage logistics and parts inventory out of a warehousing facility located near the Red River Army Depot in Texarkana, Texas.

The 2.5-ton M1079 shop van and M1087 expansible van are part of the Family of Medium Tactical Vehicles (FMTV) designed to support mobile field operations for the U.S. military. Specially designed shelter units attached to the truck chassis are used to provide environmentally protected work space for a variety of activities from maintenance to intelligence planning functions.

› AAR was awarded the contract to manufacture the shelters in 2003 and demand has escalated rapidly, more than doubling the original quantity. Now in year four of the contract, AAR has leveraged lean processes and expanded its production footprint to increase capacity, improving on-time delivery and quality for the program.

› We see continued growth in demand for the product over the next two years. To meet that growth, we anticipate increasing the delivery of systems from our current 24 per month to 40 systems per month. Adding to our manufacturing role in the program, BAE Systems selected AAR in 2007 to provide logistics and inventory management support for FMTV repair.

AAR's Structures and Systems segment specializes in mobility products, including custom pallets, containers and shelters used by the U.S. defense forces and their allies. Other products include customized in-aircraft cargo loading systems and advanced composite structures for the aviation and transportation industries.

AAR's new manufacturing facility in North Carolina is capable of providing additional capacity and flexibility to meet the growing demand of the FMTV program.

"We have enjoyed a growing, mutually beneficial relationship with AAR based on clear, honest communication and professional respect throughout our organizations. The ultimate benefit of this has been to our customers."

— Tammara Maiden, Vice President, Contracts and Supply Chain, BAE Systems Sealy

AIRCRAFT SALES AND LEASING

A new relationship in Asia

Responsiveness, flexibility, global teamwork and aircraft expertise were essential to conducting our largest aircraft transaction to date and expanding AAR's presence in a key Asian market.

AAR successfully structured and managed the transaction to make sure there were no service disruptions for MAS, a top-tier Malaysian airline that's passionate about maintaining its award-winning customer experience.

The relationship with PMB and MAS supports AAR's overall strategy to diversify its geographic mix and grow its Asian presence. A deal of this scale with the flagship carrier of a major Asian nation enhances our position and ability to pursue future transactions in the region.

PMB, MAS and AAR were proficient and responsive throughout the entire process, which is crucial to smoothly and rapidly completing a transaction of this magnitude.

Visit Malaysia Year 2007

BOEING 73

AAR's Aircraft Sales and Leasing segment comprises a team of experts in the sourcing, purchasing and remarketing of a broad range of aircraft. They also provide technical services, including aircraft evaluation, lease return condition analysis, aircraft and engine records audits, aircraft preparation and storage, and asset management.

Penerbangan Malaysia Berhad (PMB) — a subsidiary of the Malaysian government and parent company of Malaysian Airlines (MAS) — tendered for sale 18 Boeing 737-400 aircraft in two lots of nine on April 30, 2007. On May 1, AAR was at PMB's offices in Malaysia with an offer to purchase all 18. We completed the PMB transaction and leased the aircraft back to MAS in a matter of weeks. › The opportunity fit perfectly with key AAR strengths — specialized expertise in midlife, midsize aircraft, and extensive experience with airlines. Working with this type of aircraft affords us the opportunity to interface with our other divisions to get maximum value throughout the life of the asset; our airline experience helped ensure that MAS's needs were met in the transaction. › The market for midlife aircraft is strong. New aircraft deliveries are falling short of orders while global air traffic continues to grow. This, plus the high cost of capital, makes the purchase or leasing of midlife aircraft a better, more flexible option for many carriers.



The PMB/MAS transaction represented a strategic buy for AAR, the first 18-aircraft purchase in our history. Working with a joint venture partner, we leveraged our specialized knowledge of aircraft and understanding of airline requirements.

"Despite tight time constraints and working from different locations and time zones, the transaction was completed successfully as a result of the fine cooperation and flexibility of all parties involved."
— PMB & MAS Sales and Leasing Team

TAKING AAR FORWARD

Positioning AAR for the long term in a changing global marketplace

AAR's operations leadership team is a highly experienced group of industry veterans, dedicated to delivering real, long-term customer value.



Jim Clark
Group Vice President, Aviation Supply Chain

Tim Romenesko
President and Chief Operating Officer

Rick Poulton
Vice President, Chief Financial Officer and Treasurer

John Johnson
Group Vice President, Aircraft Sales and Leasing

Achieving one billion dollars in sales is the result of foresight, solid execution and the alignment of our products and services to customer needs and high-growth markets. We've reached an important milestone, but more important is where we go from here. › AAR has assembled a strong operations leadership team with the vision and industry experience to take the company to the next level. Their strong knowledge of our customers' industry and business dynamics is a key aspect of our close-to-the-customer philosophy that contributes significantly to our ability to provide value. › As we enter our next phase of growth, the team's focus is to ensure that AAR remains an innovator in the aerospace and defense industry while maintaining our focus on operational execution, financial performance, integrity and social responsibility. Our vision: to position AAR for the long term in a changing global marketplace and continuously improve our ability to help customers meet the challenges they face today.



Peter Chapman
Vice President and
Chief Commercial Officer

Terry Stinson
Group Vice President,
Structures and Systems

David Storch
Chairman and
Chief Executive Officer

AAR LEADERSHIP

Officers, Directors and Committees

An accomplished and experienced leadership team dedicated to integrity, fiscal responsibility, operational excellence, customer satisfaction and generating shareholder value.

Corporate Officers

David P. Storch
Chairman and Chief Executive Officer

Timothy J. Romenesko
President and Chief Operating Officer

Michael K. Carr
Vice President, Tax

Peter K. Chapman
Vice President and Chief Commercial Officer

James J. Clark
Group Vice President, Aviation Supply Chain

Michael "Mickey" Cohen
Vice President, Operations and Engineering

Kevin M. Larson
Vice President, Chief Information Officer

Richard J. Poulton
Vice President, Chief Financial Officer and Treasurer

David E. Prusiecki
Vice President, Defense Programs

Howard A. Pulsifer
Vice President, General Counsel and Secretary

Michael J. Sharp
Vice President, Controller and Chief Accounting Officer

Timothy O. Skelly
Vice President, Human Resources

Terry D. Stinson
Group Vice President, Structures and Systems

Board of Directors

David P. Storch
Chairman and Chief Executive Officer, AAR CORP.

Michael R. Boyce
Chairman and Chief Executive Officer, PQ Corporation
Chairman and Chief Executive Officer, Peak Investments

James G. Brocksmith, Jr.
Independent Business Consultant
Retired Deputy Chairman and Chief Operating Officer, KPMG LLP

Gerald F. Fitzgerald, Jr.
Chairman and President, Cornerstone Bancorp, Inc.
Chairman and President, LaSalle Bancorp, Inc.

General Ronald R. Fogleman, USAF (Ret.)
President and Chief Operating Officer, B Bar J Cattle Company
Chairman, Durango Group, LLC

James E. Goodwin
Independent Business Consultant
Retired Chairman and Chief Executive Officer, UAL, Inc.

Patrick J. Kelly
Chief Executive Officer, Resource One
Managing Director, KMK & Associates, LLC

Timothy J. Romenesko
President and Chief Operating Officer, AAR CORP.

Marc J. Walfish
Founder, Merit Capital Partners

Ronald B. Woodard
Chairman of MagnaDrive, Inc.
Retired President of the Boeing Commercial Airplane Group

Honorary

Ira A. Eichner
Founder and Chairman of the Board Emeritus

Board Committees

Audit

James E. Goodwin, *Chairman*
James G. Brocksmith, Jr.
Gerald F. Fitzgerald, Jr.
Marc J. Walfish
Ronald B. Woodard

Executive

David P. Storch, *Chairman*
James E. Goodwin
Timothy J. Romenesko
Marc J. Walfish

Compensation

James G. Brocksmith, Jr., *Chairman*
Michael R. Boyce
Ronald R. Fogleman
Patrick J. Kelly
Ronald B. Woodard

Nominating & Governance

Ronald R. Fogleman, *Chairman*
Michael R. Boyce
James E. Goodwin
Marc J. Walfish

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended May 31, 2007

or

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from to

Commission file number 1-6263

AAR CORP.

(Exact name of registrant as specified in its charter)

Delaware	**36-2334820**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One AAR Place, 1100 N. Wood Dale Road, Wood Dale, Illinois 60191
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: **(630) 227-2000**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	*Name of Each Exchange on Which Registered*
Common Stock, $1.00 par value	**New York Stock Exchange** **Chicago Stock Exchange**
Common Stock Purchase Rights	**New York Stock Exchange** **Chicago Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-Accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

At November 30, 2006, the aggregate market value of the registrant's voting stock held by nonaffiliates was approximately $955,063,050 (based upon the closing price of the Common Stock at November 30, 2006 as reported on the New York Stock Exchange).

On June 30, 2007, there were 37,795,630 shares of Common Stock outstanding.

Documents Incorporated by Reference

Portions of the definitive proxy statement relating to the registrant's 2007 Annual Meeting of Stockholders, to be held October 17, 2007 are incorporated by reference in Part III.

TABLE OF CONTENTS

		Page
PART I		
Item 1.	Business	2
Item 1A.	Risk Factors	5
Item 1B.	Unresolved Staff Comments	10
Item 2.	Properties	10
Item 3.	Legal Proceedings	10
Item 4.	Submission of Matters to a Vote of Security Holders	11
	Supplemental Item—Executive Officers of the Registrant	12
PART II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	13
Item 6.	Selected Financial Data	14
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	15
Item 7A.	Quantitative and Qualitative Disclosures about Market Risk	25
Item 8.	Financial Statements and Supplementary Data	26
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	62
Item 9A.	Controls and Procedures	62
Item 9B.	Other Information	64
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	65
Item 11.	Executive Compensation	65
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	65
Item 13.	Certain Relationships and Related Transactions, and Director Independence	66
Item 14.	Principal Accountant Fees and Services	66
PART IV		
Item 15.	Exhibits and Financial Statement Schedules	67
SIGNATURES		68
EXHIBIT INDEX		

PART I

ITEM 1. BUSINESS
(Dollars in thousands)

General

AAR CORP. and its subsidiaries are referred to herein collectively as "AAR," "Company," "we," "us," and "our" unless the context indicates otherwise. AAR was founded in 1951, organized in 1955 and reincorporated in Delaware in 1966. We are a diversified provider of products and services to the worldwide aviation and defense industries. We conduct our business activities primarily through six principal operating subsidiaries: AAR Parts Trading, Inc., AAR Aircraft & Engine Sales & Leasing, Inc., AAR Services, Inc., AAR Aircraft Services, Inc., AAR Manufacturing, Inc., and AAR International, Inc. Our international business activities are conducted primarily through AAR International, Inc.

We report our activities in four business segments: (i) Aviation Supply Chain, comprised primarily of business activities conducted through AAR Parts Trading, Inc., AAR Services, Inc., AAR Allen Services, Inc., a wholly-owned subsidiary of AAR Parts Trading, Inc. and AAR Services, Inc., respectively, and AAR International, Inc. (ii) Maintenance, Repair and Overhaul, comprised primarily of business activities conducted through AAR Services, Inc., AAR Allen Services, Inc. and AAR Aircraft Services, Inc. (iii) Structures and Systems, comprised primarily of business activities conducted through AAR Manufacturing, Inc., and (iv) Aircraft Sales and Leasing, comprised of business activities primarily conducted through AAR Aircraft & Engine Sales & Leasing, Inc.

Aviation Supply Chain

Activities in our Aviation Supply Chain segment include the purchase and sale of a wide variety of new, overhauled and repaired engine and airframe parts and components for our airline and defense customers. We also repair and overhaul a wide variety of avionics, electrical, electronic, fuel, hydraulic and pneumatic components and instruments and a broad range of internal airframe components for the same customer categories. We provide customized inventory supply and management programs and performance-based logistics programs for engine and airframe parts and components in support of airline and defense customer's maintenance activities. The types of services provided under these programs include program and warehouse management, parts replenishment and parts and component repair and overhaul. We are an authorized distributor for more than 125 leading aviation product manufacturers. In addition, we sell and lease commercial jet engines. We acquire aviation parts and components for the Aviation Supply Chain segment from domestic and foreign airlines, original equipment manufacturers, independent aviation service companies and aircraft leasing companies. In the Aviation Supply Chain segment, the majority of our sales are made pursuant to standard commercial purchase orders. In certain inventory supply and management programs and performance-based logistics programs, we supply products and services under agreements reflecting negotiated terms and conditions.

Maintenance, Repair and Overhaul

Activities in our Maintenance, Repair and Overhaul segment include airframe maintenance services and the repair and overhaul of most types of landing gear for our airline and defense customers. We have a long-term lease to occupy a portion of an airframe maintenance facility in Indianapolis, Indiana (the Indianapolis Maintenance Center or IMC), which is owned by the Indianapolis Airport Authority (IAA). We believe the IMC is one of the most efficient and state-of-the-art airframe maintenance facilities in the world and our occupancy of the IMC significantly expands our maintenance and repair capacity and capabilities. The IMC is comprised of 12 airframe maintenance bays, backshop space to support airframe maintenance activities, warehouse and office space. At May 31, 2007, we occupied and were performing maintenance activities in seven bays and occupied certain office space within the IMC. We have options for three additional bays and additional office space under a lease which expires in December 2014, with a ten-year renewal option. The lease agreement contains early termination rights for AAR and the IAA, which may be exercised in specified circumstances. In addition to the IMC, we operate an aircraft maintenance facility located in Oklahoma City, Oklahoma providing airframe maintenance, modification, special equipment installation, painting services and aircraft terminal services for various models of commercial, defense, regional, business and general aviation aircraft. On January 12, 2007, we acquired substantially all the assets of Reebaire Aircraft, Inc. ("Reebaire"), a regional airframe maintenance and repair overhaul facility located in Hot Springs, Arkansas. This acquisition increases our regional MRO capacity in North America. The purchase price was approximately $11,800 and was paid in cash. We also operate an aircraft storage facility in Roswell, New Mexico. In this segment, we purchase replacement parts from original equipment manufacturers and suppliers that are used in our maintenance, repair and overhaul operations. We have ongoing arrangements with original equipment manufacturers (OEMs) that provide us access to parts, repair manuals and service bulletins in support of parts manufactured by the OEM. Although the terms of each arrangement vary, they typically are made on standard OEM terms as to duration, price and delivery. When possible, we obtain replacement parts used in repair and overhaul activities from operating units in our Aviation Supply Chain segment.

Structures and Systems

Activities in our Structures and Systems segment include the manufacture and repair of pallets and a wide variety of containers and shelters in support of military and humanitarian tactical deployment activities. On April 2, 2007, we acquired 100% of the shares of common stock of Brown International Corporation ("Brown"), a privately held defense contractor that provides engineering, design, manufacturing and systems integration services. The purchase price was approximately $26,700 and was paid in cash. We design, manufacture and install in-plane cargo loading and handling systems for commercial and military aircraft and helicopters. We also design and manufacture advanced composite materials for commercial, business and military aircraft as well as advanced composite structures for the transportation industry. During fiscal 2007, we decided to exit our non-core industrial turbine business located in Frankfort, New York, and have treated it as a discontinued operation. In this segment, sales are made to customers pursuant to standard commercial purchase orders and contracts. We purchase the raw materials for this business, including aluminum sheets, extrusions and castings and other necessary supplies, from a number of vendors.

Aircraft Sales and Leasing

Activities in our Aircraft Sales and Leasing segment include the sale or lease of used commercial jet aircraft. Each sale or lease is negotiated as a separate agreement which includes term, price, representations, warranties and lease return provisions. Leases have fixed terms; early termination by either party is not permitted except in the event of a breach. In this segment, we purchase aircraft from airlines and aircraft leasing companies for our own account or in partnership with strategic or financial partners typically under joint venture agreements. At May 31, 2007, the total number of aircraft held in these joint ventures was 12. We also directly own nine aircraft outside of the joint ventures. Within this segment, we also provide advisory services which consist of assistance in remarketing aircraft, records management and storage maintenance.

Raw Materials

We historically have been able to obtain raw materials and other items for our inventories for each of our segments at competitive prices, terms and conditions from numerous sources, and we expect to be able to continue to do so.

Terms of Sale

In the Aviation Supply Chain, Maintenance, Repair and Overhaul, and Structures and Systems segments, we generally sell our products under standard 30-day terms. On occasion, certain customers (principally foreign customers) will negotiate extended payment terms (60-90 days). Except for customary warranty provisions, customers do not have the right to return products nor do they have the right to extended financing. In the Aircraft Sales and Leasing segment, we sell our products on a cash due at delivery basis, standard 30-day terms or on an extended term basis and aircraft purchasers do not have the right to return the aircraft. Our contracts with the U.S. Department of Defense and its contractors are typically firm agreements to provide products and services at a fixed price and have a term of one year or less, frequently subject to extension for one or more additional periods of one year at the option of the U.S. Department of Defense.

Customers

For each of our reportable segments, we market and sell products and services primarily through our own employees. In certain markets, we rely on foreign sales representatives to assist in the sale of our products and services. The principal customers for our products and services in the Aviation Supply Chain and Maintenance, Repair and Overhaul segments are domestic and foreign commercial airlines, regional and commuter airlines, business and general aviation operators, original equipment manufacturers, aircraft leasing companies, domestic and foreign military organizations and independent aviation support companies. In the Structures and Systems segment, our principal customers include domestic and foreign military organizations, domestic and foreign commercial airlines, original equipment manufacturers, large system providers and other industrial entities. The principal customers in the Aircraft Sales and Leasing segment include domestic and foreign commercial airlines and aircraft finance and leasing companies. Sales of aviation products and services to our airline customers are generally affected by such factors as the number, type and average age of aircraft in service, the levels of aircraft utilization (e.g. frequency of schedules), the number of airline operators and the level of sales of new and used aircraft. Sales to the U.S. Department of Defense are subject to a number of factors, including the level of troop deployment worldwide, competitive bidding, government funding and requirements generated by world events.

Licenses

We have 12 Federal Aviation Administration (FAA) licensed repair stations in the United States and Europe. Of the 12 licensed FAA repair stations, six are also European Aviation Safety Agency (EASA) licensed repair stations. Such licenses, which are ongoing in duration, are required in order for us to perform authorized maintenance, repair and overhaul services for our customers and are subject to revocation by the government for non-compliance with applicable regulations. Of the 12 FAA licensed repair stations, four are in the Aviation Supply Chain segment, five are in the Maintenance, Repair and Overhaul segment, and three are in the Structures and Systems segment. Of the six EASA licensed repair stations, two are in the Aviation Supply Chain segment, three are in the Maintenance, Repair and Overhaul segment and one is in the Structures and Systems segment. We believe that we possess all licenses and certifications that are material to the conduct of our business.

Competition

Competition in our markets is based on quality, ability to provide a broad range of products and services, speed of delivery and price. Competitors in both the Aviation Supply Chain and the Maintenance, Repair and Overhaul segments include original equipment manufacturers, the service divisions of large commercial airlines and other independent suppliers of parts and repair and overhaul services. Our pallet, container and shelter manufacturing activities in our Structures and Systems segment compete with several large and small companies, and our cargo systems and composite structures competitors include a number of divisions of large corporations and small companies. In our Aircraft Sales and Leasing segment, we face competition from financial institutions, syndicators, hedge funds, commercial and specialized leasing companies and other entities that provide financing. Although certain of our competitors have substantially greater financial and other resources than we do, in each of our four reportable segments we believe that we have maintained a satisfactory competitive position through our responsiveness to customer needs, our attention to quality and our unique combination of market expertise and technical and financial capabilities.

Backlog

At May 31, 2007, backlog believed to be firm was approximately $319,700 compared to $243,200 at May 31, 2006. Approximately $268,300 of this backlog is expected to be filled within the next 12 months.

Employees

At May 31, 2007, we employed approximately 3,900 persons worldwide. We also retain approximately 600 contract workers, the majority of which are located at our airframe maintenance facilities.

Sales to U.S. Department of Defense

Sales to the U.S. Department of Defense and its contractors were $325,280 (30.7% of total sales), $293,778 (33.2% of total sales), and $249,216 (33.7% of total sales) in fiscal years 2007, 2006 and 2005, respectively. Because such sales are subject to competitive bidding and government funding, no assurance can be given that such sales will continue at levels previously experienced. The majority of our government contracts are for products and services used for ongoing military logistic support activities and are subject to changes in defense spending. Our government contracts are subject to termination at the election of the government; in the event of such a termination we would be entitled to recover from the government all allowable costs incurred by us through the date of termination.

Available Information

For additional information concerning our business segments, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business Segment Information" in Note 15 of Notes to Consolidated Financial Statements under Item 8, "Financial Statements and Supplementary Data", below.

Our internet address is www.aarcorp.com. We make available free of charge through our web site our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish such material to the SEC. Information contained on our web site is not a part of this report.

ITEM 1A. RISK FACTORS

The following is a description of some of the principal risks inherent in our business. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, could adversely impact our results of operations or financial condition in the future.

We may be affected by factors that adversely affect the aviation industry.

As a provider of products and services to the aviation industry, we are greatly affected by the overall economic condition of that industry. The aviation industry is historically cyclical. Early in calendar year 2001, the commercial aviation industry began to experience the negative effects of a worldwide economic downturn. The events of September 11, 2001 exacerbated that condition, resulting in a significant decline in air travel and reduced capacity by most of the major U.S.-based airlines. Since September 11, 2001, the aviation industry has also been negatively affected by historically high fuel prices, the war on terrorism and the outbreak of Severe Acute Respiratory Syndrome, or SARS. As a result of these and other events, certain customers filed for bankruptcy protection, including Air Canada, Aloha Airlines, Delta Air Lines, Mesaba Airlines, Northwest Airlines, U.S. Airways, United Airlines and Varig.

Our business, financial condition and results of operations may be adversely impacted by the following:

- continued historically high fuel costs;
- future terrorist attacks and the ongoing war on terrorism;
- deterioration in the financial condition of our existing and potential customers;
- reductions in the need for, or the deferral of, aircraft maintenance and repair services and spare parts support;
- retirement of older generation aircraft, resulting in lower prices for spare parts and services for those aircraft;
- reductions in demand for used aircraft and engines; and
- future outbreaks of infectious diseases.

The economic and other factors affecting the aviation industry may have an adverse impact on our results of operations and financial condition.

Our customers may not be able to meet their financial obligations to us, which would adversely affect our financial condition and results of operations.

A number of our existing and prospective worldwide airline customers continue to suffer from the problems affecting the aviation industry, and some have filed for bankruptcy protection or are only recently emerging from bankruptcy. As a result, certain of these customers continue to pose credit risks to us. Our inability to collect receivables from one or more important customers could adversely affect our results of operations and financial condition.

The market value for our aviation products fluctuates.

We have used a number of assumptions when determining the recoverability of inventories and aircraft and engines which are on lease or available for lease. These assumptions include historical sales trends, current and expected usage trends, replacement values, current and expected lease rates, residual values, future demand, and future cash flows. Principally as a result of the events of September 11, 2001 and its impact on the global airline industry's financial condition, fleet size and aircraft utilization, we recorded a significant charge for impaired inventories and engines during the second quarter of fiscal 2002 utilizing those assumptions. During the fourth quarter of fiscal 2003 and the first quarter of fiscal 2007, we recorded additional charges as a result of a further decline in market value for certain of these inventories, aircraft and engines. Further reductions in demand for our inventories or declining market values, as well as differences between actual results and the assumptions utilized by us when determining the recoverability of our inventories, aircraft and engines, could result in additional impairment charges in future periods. We can give no assurance that future impairment charges for our inventories, aircraft and engines will not occur.

Our government contracts may not continue at present sales levels, which may have a material adverse effect on our financial condition and results of operations.

Our sales to the U.S. Department of Defense and its contractors were approximately $325,280 (30.7% of consolidated sales) in fiscal year 2007. The majority of our government contracts are for aviation products and services used for ongoing military logistic support activities and for products which support the U.S. military's deployment strategy. Our contracts with the U.S. Department of Defense and its contractors are typically firm agreements to provide products and services at a fixed price and have a term of one year or less, frequently subject to extension for one or more additional periods of one year at the option of the U.S. Department of Defense. Sales to the U.S. Department of Defense are subject to a number of factors, including the level of troop deployment worldwide, competitive bidding, government funding and requirements generated by world events, and therefore may not continue at levels previously experienced, which could have an adverse effect on our results of operations and financial condition.

We face risks of cost overruns and losses on fixed-price contracts.

We sell certain of our products and services under firm, fixed-price contracts providing for fixed prices for the products and services, regardless of costs incurred by us. The cost of producing products or providing services may be adversely affected by increases in the cost of labor, materials, fuel, overhead and other unknown variants, including manufacturing and other operational inefficiencies and differences between assumptions used by us to price a contract and actual results. Increased costs may result in cost overruns and losses on such contracts which could adversely affect our results of operations and financial condition.

We may be unable to re-lease or sell currently leased aircraft and engines.

We purchase and lease aircraft and engines to our customers on an operating lease basis. Our ability to re-lease or sell these assets on acceptable terms is subject to a number of factors which drive industry capacity, including new aircraft deliveries, availability of used aircraft and engines in the marketplace, competition, financial condition of our customers, overall health of the airline industry and general economic conditions. Our inability to re-lease or sell aircraft and engines that are currently on lease could adversely affect our results of operations and financial condition.

Significant issues may develop associated with the A400M Cargo system.

In June 2005, we announced that our Cargo Systems business was selected to provide cargo handling systems for the new A400M Military Transport Aircraft (A400M). We are teaming with Pfalz Flugzeugwerke GmbH (PFW) of Speyer, Germany on the program. We have incurred, and are expected to continue to incur, significant development costs in connection with this program. Our portion of revenue to be generated from this program is expected to exceed $300,000 through fiscal 2015, based on sales projections of the A400M. We expect to begin shipments under this program during the second half of fiscal 2008. If the A400M experiences significant delivery delays or order cancellations, or if we fail to develop the system according to contract specifications, then our operating results and financial condition could be adversely affected.

The Indianapolis Maintenance Center success is dependent upon the hiring and retention of a large pool of skilled aircraft mechanics.

The Indianapolis Maintenance Center is comprised of 12 airframe maintenance bays (10 of which are available to us), as well as backshop, warehouse and office space. Revenues at the IMC fluctuate based on the demand for maintenance which, in turn, is driven by the number of aircraft operating and potential outsourcing of maintenance activities by airlines. Furthermore, we may not be able to hire and retain the required amount of qualified licensed aircraft mechanics. As a result, we may not be able to execute our operational and financial plan at the IMC, which could adversely affect our results of operations and financial condition.

We operate in a highly competitive industry, and competitive pressures may adversely affect us.

The aviation industry and the markets for our products and services are highly competitive, and we face competition from a number of sources. Our competitors include aircraft manufacturers, aircraft parts manufacturers, airline and aircraft service companies, other companies providing maintenance, repair and overhaul services, and other aircraft spare parts distributors and redistributors. Some of our competitors have substantially greater financial and other resources than we have. We can give no assurance that competitive pressures will not adversely affect our results of operations and financial condition.

We are dependent upon continued availability of financing to manage our business and to execute our business strategy, and additional financing may not be available on terms acceptable to us.

Our ability to manage our business and to execute our business strategy is dependent, in part, on the continuing availability of debt and equity capital. Access to the debt and equity capital markets may be limited by various factors, including general economic conditions, the state of the aviation industry, our financial performance and current credit ratings. Debt and equity capital may not continue to be available to us on favorable terms, or at all. Our inability to obtain financing on favorable terms could adversely affect our results of operations and financial condition.

Our existing debt includes restrictive and financial covenants.

Certain of our loan agreements require us to comply with various restrictive covenants and some contain financial covenants that require us to comply with specified financial ratios and tests. Our failure to meet these covenants could result in default under these loan agreements and would result in a cross-default under other loan agreements. In the event of a default and our inability to obtain a waiver of the default, all amounts outstanding under loan agreements could be declared immediately due and payable. Our failure to comply with these covenants could adversely affect our results of operations and financial condition.

We are subject to significant government regulation and may need to incur significant expenses to comply with new or more stringent governmental regulation.

The aviation industry is highly regulated by the FAA in the United States and the equivalent regulatory agencies in other countries. Before we sell any of our products that are to be installed in an aircraft, such as engines, engine parts and components, and airframe and accessory parts and components, they must meet certain standards of airworthiness established by the FAA or the equivalent regulatory agencies in other countries. We also operate repair stations that are licensed by the FAA and in some cases the equivalent regulatory agencies in other countries. Specific regulations vary from country to country, although regulatory requirements in other countries are generally satisfied by compliance with FAA requirements. Although we believe we comply with all applicable regulatory standards, these standards may change in the future, requiring our inventory to be modified or scrapped. New and more stringent governmental regulations may be adopted in the future that, if enacted, may have an adverse impact on us. If material licenses, authorizations or approvals were revoked or suspended by the FAA and in some cases the equivalent regulatory agencies in other countries, our results of operations and financial condition may be adversely affected.

Acquisitions expose us to risks, including the risk that we may be unable to effectively integrate acquired businesses.

During fiscal 2007, we completed two acquisitions. Further, we explore and have discussions with third parties regarding additional acquisitions on a regular basis. Acquisitions involve risks including difficulties in integrating the operations and personnel of the acquired business, the effects of amortization of any acquired intangible assets and the potential impairment of goodwill on our financial results, and the potential loss of key employees of the acquired business. For the two acquisitions we made in fiscal 2007, and for any additional businesses we may acquire in the future, we may not be able to execute our operational, financial or integration plan of the acquired businesses, which could adversely affect our results of operations and financial condition.

Our industry is susceptible to product liability claims, and claims not adequately covered by insurance may adversely affect our financial condition.

Our business exposes us to possible claims for property damage and personal injury or death which may result if an engine, engine part or component, airframe part or accessory or any other aviation product which we have sold, manufactured or repaired fails or if an aircraft in which our products are installed crashes and the cause cannot be determined. We carry substantial liability insurance in amounts that we believe are adequate for our risk exposure and commensurate with industry norms. However, claims may arise in the future, and our insurance coverage may not be adequate to protect us in all circumstances. Additionally, we can give no assurance that we will be able to maintain adequate insurance coverage in the future at an acceptable cost. Any product liability claim not covered by adequate insurance could adversely affect our results of operations and financial condition.

We must comply with extensive environmental requirements, and any exposure to environmental liabilities may adversely affect us.

Federal, state and local requirements relating to the discharge of substances into the environment, the disposal of hazardous wastes, and other activities affecting the environment have had and may continue to have an impact on our operations. Compliance with environmental requirements and resolution of environmental claims have, in the past, been accomplished without material effect on our liquidity and capital resources, competitive position or financial condition. Management cannot assess the possible effect of compliance with future environmental requirements or of future environmental claims for which we may not have adequate indemnification or insurance coverage. If we were required to pay the expenses related to any future environmental claims for which neither indemnification nor insurance coverage were available, these expenses could have an adverse impact on our results of operations and financial condition. Additional information on environmental matters, including an administrative proceeding by the Michigan Department of Environmental Quality, is contained under Item 3 of this Annual Report on Form 10-K for the fiscal year ended May 31, 2007.

We may need to make significant capital expenditures to keep pace with technological developments in our industry.

The aviation industry is constantly undergoing development and change, and it is likely that new products, equipment and methods of repair and overhaul services will be introduced in the future. We may need to make significant capital expenditures to purchase new equipment and to train our employees to keep pace with any new technological developments. These capital expenditures could adversely affect our results of operations and financial condition.

Our operations would be adversely affected by a shortage of skilled personnel or work stoppages.

Because of the complex nature of many of our products and services, we are generally dependent on an educated and highly skilled workforce. Furthermore, we have collective bargaining agreements covering approximately 600 employees at three of our facilities. Our ability to operate successfully and meet our customers' demands could be jeopardized if we are unable to attract and retain a sufficient number of skilled personnel to conduct our business, or if we experience a significant or prolonged work stoppage, and may adversely affect our results of operations and profitability.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our principal activities in the Aircraft Sales and Leasing segment and parts distribution activities in the Aviation Supply Chain segment are conducted from a building in Wood Dale, Illinois, which is owned by us subject to a mortgage. In addition to warehouse space, this facility includes executive, sales and administrative offices. We also lease facilities in Atlanta and Macon, Georgia; Jacksonville, Florida; Garden City, New York and London, England, and we own a building near Schiphol International Airport in the Netherlands to support activities in the Aviation Supply Chain segment.

Our principal activities in the Maintenance, Repair and Overhaul segment are conducted at facilities leased by us located in Indianapolis, Indiana; Oklahoma City, Oklahoma; Miami, Florida; Roswell, New Mexico and Hot Springs, Arkansas.

Our principal activities in the Structures and Systems segment are conducted at facilities owned by us in Clearwater, Florida (subject to an industrial revenue bond); Cadillac and Livonia, Michigan; Goldsboro, North Carolina and Frankfort, New York. We also lease facilities in Huntsville, Alabama.

We also operate sales offices which support all our activities and are leased in London, England; Melbourne, Australia; Paris, France; Rio de Janeiro, Brazil; Shanghai, China; Singapore, Republic of Singapore and Tokyo, Japan.

We believe that our owned and leased facilities are suitable and adequate for our operational requirements.

ITEM 3. LEGAL PROCEEDINGS (Dollars in thousands)

Except as described below, we are not a party to any material, pending legal proceeding (including any governmental or environmental proceedings) other than routine litigation incidental to our business.

AAR Manufacturing, Inc., a subsidiary of the Company ("subsidiary") received an Administrative Order for Response Activity ("Order") dated August 7, 2003, from the Michigan Department of Environmental Quality ("MDEQ") relating to environmental conditions at and in the vicinity of the subsidiary's Cadillac, Michigan plant. The Order requires the subsidiary to perform environmental investigatory work, prepare a feasibility study and a remedial action plan, and perform interim response actions. The interim response actions include continuation of the response activities the subsidiary is performing under a 1985 Consent Decree, operation of a soil vapor extraction system the subsidiary had previously installed and operated, determination of the need to provide alternate water supplies to off-site properties (and if it is so determined then to actually provide them), removal of any free phase liquids encountered in the ground, providing notices of groundwater contamination migration to off-site property owners, and other actions determined by the MDEQ or the subsidiary to be appropriate. The MDEQ further demands payment of environmental response costs already incurred by the MDEQ in the approximate amount of $2,500 plus interest, and reimbursement of unspecified costs to be incurred in the future by the MDEQ. The Order and the letter accompanying it threaten the imposition of civil fines up to $25 for each day of violation of the Order, plus exemplary damages up to three times the costs incurred by the MDEQ if the subsidiary does not comply with the Order. The Order may require the implementation of the remedial action plan, although it is not clear on that point. The Order requires the implementation of emergency response action if a release of hazardous substances, threat of a release, or exacerbation of existing contamination occurs during the pendency of the Order.

The subsidiary advised the MDEQ that it would perform the requirements of the Order to the extent those requirements apply to the allegation by the MDEQ that a release of hazardous substances occurred after the execution of the 1985 Consent Decree. The subsidiary declined to perform certain work required by the Order that the subsidiary believes is based on claims resolved in the 1985 Consent Decree. The MDEQ responded to the subsidiary by saying that the MDEQ "will be taking appropriate action to protect public health, safety and welfare and the environment, and gain AAR's compliance with Part 201" (the Michigan "cleanup law").

The subsidiary has received funds from an insurance carrier to reimburse it for a portion of the subsidiary's costs. The subsidiary sought coverage from another insurance company and that carrier is paying a portion of defense costs, but has reserved its rights on coverage for the litigation noted below. The subsidiary has filed suit against one of the insurance carriers for breach of contract and other relief and recently reached a settlement.

Prior to the issuance of the Order, the subsidiary sought a Court order to enforce the 1985 Consent Decree, but that relief was denied by the Court, primarily on the basis that the action was premature since the State was not pursuing an enforcement action at the time. The subsidiary sought leave to appeal that decision to the Michigan Court of Appeals, but leave was denied.

The work performed and data gathered by the subsidiary since the issuance of the Order appears to support the positions previously taken by the subsidiary regarding the movement of groundwater for treatment by the subsidiary. There is disagreement with the MDEQ regarding the conclusions to be drawn from the data developed from that work. The MDEQ has retained contractors to perform environmental investigations in the vicinity of the plant.

On March 31, 2005, a complaint was filed by the MDEQ in Cadillac, Michigan with the Wexford County Circuit Court. The case is *Michigan Department of Environmental Quality v AAR Cadillac Manufacturing, a division of AAR Manufacturing Group, Inc., an Illinois corporation, and AAR Corp., a Delaware corporation, File No. 05-18853-CE.* In its complaint, the MDEQ seeks to enforce the Order against the subsidiary and to have the Court impose civil fines and exemplary damages upon the subsidiary for the alleged failure to comply with the Order. The MDEQ seeks to recover its costs incurred in performing response activities from both the subsidiary and the Company and seeks a declaratory judgment that both are liable for all future costs incurred by the State at the facility. The MDEQ also seeks civil fines from the subsidiary for alleged violations of a particular section of a Michigan environmental law.

The Company and the subsidiary filed their Answer, including Affirmative Defenses, and intend on vigorously defending the complaint filed by the MDEQ. On June 17, 2005, the subsidiary also filed a Petition for Reimbursement of its costs in the amount of approximately $200 incurred in complying with the Order from the State of Michigan cleanup and redevelopment fund established under Michigan law, plus costs and attorney fees. As of May 31, 2007, the subsidiary has charged to operations $1,309 related to this matter. The MDEQ has filed a motion for summary disposition which is scheduled for an August 20, 2007 hearing.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

Supplemental Item:
EXECUTIVE OFFICERS OF THE REGISTRANT

Information concerning each of our executive officers is set forth below:

Name	Age	Present Position with the Company
David P. Storch	54	Chairman and Chief Executive Officer, Director
Timothy J. Romenesko	50	President and Chief Operating Officer, Director
Richard J. Poulton	42	Vice President, Chief Financial Officer and Treasurer
Howard A. Pulsifer	64	Vice President, General Counsel and Secretary
James J. Clark	47	Group Vice President, Aviation Supply Chain
Michael J. Sharp	45	Vice President, Controller and Chief Accounting Officer

Mr. Storch was elected Chairman of the Board and Chief Executive Officer in October 2005. Previously, he served as President and Chief Executive Officer from 1996 to 2005 and Chief Operating Officer from 1989 to 1996. Prior to that, he served as a Vice President of the Company from 1988 to 1989. Mr. Storch joined the Company in 1979 and also served as president of a major subsidiary from 1984 to 1988. Mr. Storch has been a director of the Company since 1989.

Mr. Romenesko was appointed President and Chief Operating Officer effective June 1, 2007. Previously, he served as Vice President and Chief Financial Officer since 1994. He also served as Controller of the Company from 1991 to 1995, and in various other positions since joining the Company in 1981. Mr. Romenesko was appointed a director of the Company in July 2007.

Mr. Poulton was appointed Vice President, Chief Financial Officer and Treasurer effective June 1, 2007. Previously he served as Vice President of Acquisitions and Strategic Investments since joining the Company in September 2006. Prior to joining the Company, he spent ten years in the aviation industry and held senior executive leadership positions with UAL Corporation, including Senior Vice President of Business Development and Senior Vice President and Chief Procurement Officer for United Airlines, Inc.

Mr. Pulsifer has served as Vice President, General Counsel and Secretary of the Company since 1990. Previously, he served as Vice President (since 1990) and General Counsel (since 1987). Prior to joining AAR, he was with United Airlines, Inc. for 14 years.

Mr. Clark has served as Group Vice President, Aviation Supply Chain since 2005. Previously, he served in various Group Vice President roles from 2000 to 2005, and previous to that he served as General Manager of AAR Aircraft Component Services—Amsterdam from 1995 to 2000, and in various other positions since joining the Company in 1982.

Mr. Sharp has served as Vice President, Controller and Chief Accounting Officer since 1999. Previously, he served as Controller of the Company from 1996 to 1999. Prior to joining the Company he was with Kraft Foods from 1994 to 1996, and with KPMG LLP from 1984 to 1994.

Each executive officer is elected annually by the Board of Directors at the first meeting of the Board held after the annual meeting of stockholders. Executive officers continue to hold office until their successors are duly elected or until their death, resignation, termination or reassignment.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES
(Dollars in thousands, except per share amounts)

Our Common Stock is traded on the New York Stock Exchange and the Chicago Stock Exchange. On July 1, 2007 there were approximately 7,000 holders of Common Stock, including participants in security position listings.

The table below sets forth for each quarter of the past two fiscal years the reported high and low closing market prices of our Common Stock on the New York Stock Exchange.

Per Common Share	Fiscal 2007 Market Prices		Fiscal 2006 Market Prices	
Quarter	High	Low	High	Low
First	$25.17	$19.50	$17.97	$14.94
Second	27.69	22.24	20.94	15.10
Third	31.52	26.32	26.42	20.50
Fourth	33.55	27.40	29.00	24.05

ITEM 6. SELECTED FINANCIAL DATA
(In thousands, except per share amounts)

	For the Year Ended May 31,				
	2007	2006	2005	2004	2003
RESULTS OF OPERATIONS					
Sales from continuing operations[3]	$1,061,169	$885,518	$740,427	$632,223	$589,085
Gross profit	184,147[1]	163,221	120,575	100,389	77,581[1]
Operating income	95,366[1]	65,172	34,917	21,612	2,431[1]
Gain (loss) on extinguishment of debt	2,927	(3,893)	3,562	—	—
Interest expense	16,701	18,004	16,917	18,691	19,416
Income (loss) from continuing operations[3]	59,447	35,823	19,498	5,430	(9,589)
Loss from discontinued operations[3]	(787)	(660)	(4,045)	(1,926)	(2,821)
Net income (loss)	58,660	35,163	15,453	3,504	(12,410)
Share data:					
Earnings (loss) per share-basic:					
Earnings (loss) from continuing operations	$ 1.63	$ 1.07	$ 0.60	$ 0.17	$ (0.30)
Loss from discontinued operations	(0.02)	(0.02)	(0.12)	(0.06)	(0.09)
Earnings (loss) per share-basic	$ 1.61	$ 1.05	$ 0.48	$ 0.11	$ (0.39)
Earnings (loss) per share-diluted:					
Earnings (loss) from continuing operations	$ 1.42	$ 0.96	$ 0.57	$ 0.17	$ (0.30)
Loss from discontinued operations	(0.02)	(0.02)	(0.11)	(0.06)	(0.09)
Earnings (loss) per share-diluted	$ 1.40	$ 0.94	$ 0.46	$ 0.11	$ (0.39)
Cash dividends per share	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.03
Weighted average common shares outstanding—basic	36,389	33,530	32,297	32,111	31,852
Weighted average common shares outstanding—diluted	43,309	38,852	36,205	32,392	31,852
FINANCIAL POSITION					
Total cash and cash equivalents	$ 83,317	$121,738	$ 50,338	$ 41,010	$ 29,154
Working capital	389,215	436,666	314,517	300,943	192,837
Total assets	1,067,633	978,819	732,230	709,292	686,621
Short-term recourse debt	51,366	361	2,123	2,656	59,729
Short-term non-recourse debt	22,879	1,928	1,622	736	32,527
Long-term recourse debt	232,863	293,263[4,5]	199,919	217,434[2]	164,658
Long-term non-recourse debt	20,748	25,313	27,240	31,232	—
Total recourse debt	284,229	293,624	202,042	220,090	224,387
Stockholders' equity	494,243	422,717[5]	314,744	301,684	294,988
Number of shares outstanding at end of year	37,729	36,654	32,586	32,245	31,850
Book value per share of common stock	$ 13.10	$ 11.53	$ 9.66	$ 9.36	$ 9.26

Notes:

1 In fiscal 2007 and 2003, we recorded $7,652 and $5,360, respectively, of impairment charges related to engines and engine and airframe parts. A portion of the fiscal 2007 charge related to an aircraft. See Note 13 of Notes to Consolidated Financial Statements.

2 In February 2004, we sold $75,000 of 2.875% convertible notes due February 1, 2024.

3 During fiscal 2007, we decided to exit our non-core industrial turbine business located in Frankfort, New York. In February 2005, we sold our engine component repair business located in Windsor, Connecticut. The operating results and the loss on disposal are classified as discontinued operations. See Note 10 of Notes to Consolidated Financial Statements.

4 In February 2006, we sold $150,000 of 1.75% convertible notes due February 1, 2026. See Note 2 of Notes to Consolidated Financial Statements.

5 In January and February 2006, we acquired approximately $50,645 aggregate principal amount of our 2.875% Convertible Senior Notes due February 1, 2024 in exchange for an aggregate 2,724 shares of our common stock plus $3,893 in cash. See Note 1 of Notes to Consolidated Financial Statements.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Dollars in thousands)

Forward-Looking Statements

Management's Discussion and Analysis of Financial Condition and Results of Operations contain certain statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the beliefs of management, as well as assumptions and estimates based on information available to us as of the dates such assumptions and estimates are made, and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated, depending on a variety of factors, including those factors discussed under Item 1A, "Risk Factors". Should one or more of those risks or uncertainties materialize adversely, or should underlying assumptions or estimates prove incorrect, actual results may vary materially from those described. Those events and uncertainties are difficult or impossible to predict accurately and many are beyond our control. We assume no obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

General Overview

We report our activities in four business segments: Aviation Supply Chain; Maintenance, Repair and Overhaul; Structures and Systems; and Aircraft Sales and Leasing.

Sales in the Aviation Supply Chain segment are derived from the sale and lease of a wide variety of new, overhauled and repaired engine and airframe parts and components to the commercial aviation and defense markets, as well as the repair and overhaul of a wide range of commercial and military aircraft airframe parts. We also provide customized inventory supply and management programs and performance-based logistics programs for engine and airframe parts and components. Sales also include the sale and lease of commercial jet engines. Cost of sales consists principally of the cost of product (primarily aircraft and engine parts), direct labor and overhead (primarily indirect labor, facility cost and insurance).

Sales in the Maintenance, Repair and Overhaul segment are principally derived from aircraft maintenance and storage and the repair and overhaul of most commercial landing gear types. Cost of sales consists principally of the cost of product (primarily replacement aircraft parts), direct labor and overhead.

Sales in the Structures and Systems segment are derived from the manufacture and sale of containers, pallets and shelters used to support the U.S. military's tactical deployment requirements, in-plane cargo loading and handling systems for commercial and military applications and composite products for aviation and industrial use. Cost of sales consists principally of the cost of product, direct labor and overhead.

Sales in the Aircraft Sales and Leasing segment are derived from the sale and lease of commercial aircraft and technical and advisory services. Cost of sales consists principally of the cost of product (aircraft), labor and the cost of lease revenue (primarily depreciation, lease expense and insurance).

Our chief operating decision making officer (Chief Executive Officer) evaluates performance based on the reportable segments and utilizes gross profit as a primary profitability measure. The tables below set forth consolidated sales and gross profit for our four business segments for each of the last three fiscal years ended May 31.

	For the Year Ended May 31,		
	2007	2006	2005
Sales:			
Aviation Supply Chain	$ 543,674	$461,166	$390,060
Maintenance, Repair and Overhaul	211,516	182,258	111,932
Structures and Systems	264,083	228,747	193,296
Aircraft Sales and Leasing	41,896	13,347	45,139
	$1,061,169	$885,518	$740,427

	For the Year Ended May 31,		
	2007	2006	2005
Gross Profit:			
Aviation Supply Chain	$114,383	$ 99,255	$ 67,672
Maintenance, Repair and Overhaul	29,915	25,914	14,414
Structures and Systems	36,021	33,711	35,184
Aircraft Sales and Leasing	3,828	4,341	3,305
	$184,147	$163,221	$120,575

Business Trends and Highlights

During calendar year 2006 and into the first quarter of 2007, many of the domestic commercial airlines reported improved financial results, reflecting their ability to implement fare increases to partially offset the continued high cost of fuel and intense competition. The improvement has also been driven by the airlines' continued focus on controlling non-fuel related expenses, the implementation of operational efficiencies and relatively high load factors. We expect certain carriers will continue to aggressively seek ways to reduce their cost structure, including outsourcing more of their maintenance and support functions to third parties. Further, low-cost carriers continue to expand their presence around the world. Many of these low-cost carriers are flying newer aircraft which will result in increasing demand for maintenance and parts support in future years. We believe we remain well positioned to respond to the market with our broad range of products and services as these trends continue to develop.

We continue to experience strong demand for performance-based logistic services and mobility products supporting our defense customers' deployment activities. We are monitoring the debate between the current Administration and the U.S. Congress regarding the troop withdrawal from Iraq and its impact on demand for our products and services. Although it remains difficult for us to predict long-term demand for these types of products and services, we believe we are well positioned with our current portfolio of products and services and growth plans to benefit from longer-term U.S. military deployment and program management strategies.

Results of Operations

Fiscal 2007 Compared with Fiscal 2006
(as compared with the same period of the prior year)

Consolidated sales for fiscal 2007 increased $175,651 or 19.8% over the prior year. Each reporting segment experienced sales growth with sales to commercial customers increasing 24.3% and sales to defense customers up 14.4% compared to the prior year. The sales increase to commercial customers reflects the improved commercial airline environment, our expanded presence in global markets, growth in supply chain programs, and increased demand for airframe maintenance and landing gear overhaul services. Sales to defense customers increased as we continue to experience strong demand for performance-based logistics programs and specialized mobility products and the impact from acquisitions.

Sales in the Aviation Supply Chain segment increased $82,508 or 17.9% over the prior year. The sales increase reflects strong demand for engine and airframe parts from commercial customers due to improved sourcing and program execution as well as the implementation of new supply chain programs. The increase in sales to defense customers was driven by continued strong demand for parts support from performance-based logistics programs. Gross profit in the Aviation Supply Chain segment increased $15,128 or 15.2% over the prior year primarily due to increased sales volume, partially offset by an impairment charge of $4,750 recorded in this segment during the first quarter of fiscal 2007 (see Note 13 of Notes to Consolidated Financial Statements). The gross profit margin percentage decreased slightly to 21.0% from 21.5% in the prior year due to the unfavorable mix of products sold and the impairment charge.

In the Maintenance, Repair and Overhaul segment, sales increased $29,258 or 16.1% over the prior year. The increase in sales is primarily attributable to increased demand for landing gear overhaul services as well as airframe maintenance at our Oklahoma and Indianapolis airframe maintenance facilities. Gross profit in the Maintenance, Repair and Overhaul segment increased $4,001 or 15.4% over the prior year due to the increase in sales and the gross profit margin percentage decreased slightly to 14.1% from 14.2%. The gross profit margin improved at our landing gear and Oklahoma airframe maintenance businesses due to increased sales and operational efficiencies. The gross profit margin declined at our Indianapolis airframe maintenance facility due to start-up inefficiencies associated with new customers.

In the Structures and Systems segment, sales increased $35,336 or 15.4% over the prior year. The increase in sales was primarily due to the development and delivery of increasingly complex and specialized shelter products and higher volume of pallets at our Mobility Systems business. Sales also increased due to the inclusion of $12,368 of revenue from Brown which was acquired during the fourth quarter of fiscal 2007 (see Note 11 of Notes to Consolidated Financial Statements). Sales of our cargo systems were lower as we relocated production to a new manufacturing facility in North Carolina. Gross profit in the Structures and Systems segment increased $2,310 or 6.9% compared to the prior year due to the increase in sales. The gross profit margin percentage decreased from 14.7% to 13.6% due to the unfavorable mix of products sold, primarily at our Mobility Systems business.

In the Aircraft Sales and Leasing segment, sales increased $28,549 due to more aircraft sales compared to the prior year. During fiscal 2007, our joint ventures purchased six aircraft and sold ten. The increase in earnings from aircraft joint ventures compared to the prior year is primarily due to the sale of the ten aircraft. At May 31, 2007, the total number of aircraft held in joint ventures was 12 (see Note 7 of Notes to Consolidated Financial Statements). Our strategy in the Aircraft Sales and Leasing segment is to build an aircraft portfolio through participation in joint ventures and for our own account. We also own nine aircraft outside of the joint ventures. Of the nine aircraft owned by us outside the aircraft joint ventures, five were acquired prior to September 11, 2001. Gross profit in the Aircraft Sales and Leasing segment decreased $513 compared to the prior year principally due to the impairment charge of $2,902 recorded during the first quarter of fiscal 2007 (see Note 13 of Notes to Consolidated Financial Statements).

In the first quarter of fiscal 2007, we recorded an impairment charge of $4,750 in the Aviation Supply Chain segment for engine parts that were acquired prior to September 11, 2001, and were subject to impairment charges recorded in prior years. This impairment charge was triggered by our decision to aggressively pursue the liquidation of this inventory. We made this decision to recognize the impairment due to the impact of persistently high fuel costs and fewer operators on demand for these parts, as well as to better align human and physical resources with higher potential opportunities in the rapidly growing Aviation Supply Chain segment (see Note 13 of Notes to Consolidated Financial Statements). In the Aircraft Sales and Leasing segment, we recorded an impairment charge of $2,902 during the first quarter of 2007 on a wide-body aircraft originally purchased prior to September 11, 2001. The lease and non-recourse debt on the aircraft were restructured during the quarter, and we made the decision to offer the aircraft for sale and recorded the impairment charge to reduce the carrying value of the aircraft to estimated net realizable value. As part of the restructuring, the lender of the non-recourse debt reduced the outstanding principal balance by $2,927 which resulted in a gain on extinguishment of the same amount.

During the first quarter of fiscal 2007, we sold substantially all assets, subject to certain liabilities, of a product line within our Structures and Systems segment. Proceeds from the sale of the product line were $6,567 and the net carrying value of the assets sold was $1,209, resulting in a gain on sale of product line of $5,358. The gain on this transaction has been classified as a component of operating income in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

Operating income increased $30,194 or 46.3% compared with the prior year's period due to increased sales, increased earnings from aircraft joint ventures and the gain on the sale of a product line, partially offset by impairment charges and an increase in selling, general and administrative expenses. In fiscal 2007, our selling, general and administrative expenses increased $5,540 or 5.6% over the prior year primarily due to increased resources to support our growth. Selling, general and administrative expenses as a percentage of sales decreased to 9.9% compared to 11.2% in the prior year. Interest expense decreased $1,303 or 7.2% primarily due to a reduction in average outstanding borrowings on our revolving credit agreements during fiscal 2007, as well as capitalized interest of $977. Interest income and other increased $2,593 or 80.1% due to higher average invested cash during the current fiscal year, as well as a $915 gain on sale of an equity security. Our effective income tax rate for fiscal 2007 was 32.0% compared to 23.0% in the prior year due to lower tax benefits on export activities. We expect our effective income tax rate to be approximately 35% in fiscal 2008.

During the third quarter of fiscal 2007, we decided to exit our non-core industrial turbine business, which was part of the Structures and Systems segment, and classified the results as a discontinued operation. Sales for this business were $7,778 in fiscal 2007.

Net income increased to $58,660 for fiscal 2007 compared to $35,163 in the prior year due to the factors discussed above.

Fiscal 2006 Compared with Fiscal 2005

Consolidated sales for fiscal 2006 increased $145,091 or 19.6% over the prior year. The increase in sales over the prior year was attributable to sales increases in the Aviation Supply Chain; Maintenance, Repair and Overhaul and Structures and Systems segments due to an 18.8% increase in sales to commercial airline customers and a 21.7% increase in sales to defense customers. The increase in sales to commercial airline customers principally reflects improved demand for engine and airframe parts support due to increased passenger traffic, improved sourcing and program execution. Sales to commercial customers also increased as a result of a full year of revenue during fiscal 2006 at the Indianapolis airframe maintenance facility, compared to only four full months during fiscal 2005, as that facility commenced operations in January 2005. The increase in sales to defense customers was principally driven by continued strong demand for specialized mobility products and new performance-based logistics programs. Consolidated gross profit increased $42,646 or 35.4% over the prior year. The increase in gross profit was attributable to the consolidated sales increase, as well as an improvement in the consolidated gross margin percentage to 18.4% from 16.3% in the prior year.

Sales in the Aviation Supply Chain segment increased $71,106 or 18.2% compared to the prior year. The sales increase reflects increased demand for engine and airframe parts to commercial customers as well as an increase in sales to program customers using our supply chain management programs. The increase in sales to defense customers served by this segment was driven by continued strong demand for parts support from existing and new performance-based logistics programs. Gross profit in the Aviation Supply Chain segment increased $31,583 or 46.7% over the prior year primarily due to increased sales volume as well as an improvement in the gross profit margin percentage to 21.5% from 17.3% in the prior year. The improvement in the gross profit margin percentage was attributable to effective purchasing and favorable mix of products sold.

In the Maintenance, Repair and Overhaul segment, sales increased $70,326 or 62.8% over the prior year. The increase in sales was primarily attributable to a full year of revenue at our Indianapolis airframe maintenance facility during fiscal 2006, compared with only four full months of sales during fiscal 2005, as that facility commenced operations in January 2005. Sales also increased over the prior year at our Oklahoma City airframe maintenance facility and landing gear overhaul center reflecting stronger demand. Gross profit in the Maintenance, Repair and Overhaul segment increased $11,500 or 79.8% over the prior year and the gross profit margin percentage improved from 12.9% to 14.2%, primarily due to improvements at our Oklahoma City-based airframe maintenance facility and the favorable impact of a full year of operations at the Indianapolis airframe maintenance facility.

In the Structures and Systems segment, sales increased $35,451 or 18.3% over the prior year as we experienced increased sales at all of our business units within the segment. The increase was primarily attributable to increased sales of products supporting our defense customers' deployment activities due to continued strong demand and new product development, and increased demand for cargo systems and composite structure products primarily due to successful sales and marketing efforts. Gross profit in the Structures and Systems segment declined $1,473 or 4.2% compared to the prior year as the gross profit margin percentage decreased from 18.2% to 14.7% primarily due to the unfavorable mix of products sold.

In the Aircraft Sales and Leasing segment, sales decreased $31,792 or 70.4% compared with the prior year. The decrease in sales is principally due to the fact that the majority of current year aircraft activity is conducted through unconsolidated joint ventures, which excludes revenues from consolidated net sales. Since September 11, 2001, most of the aircraft transactions we have entered into have been with joint venture partners who provide equity capital equal to our equity capital contribution. Debt is provided on a limited recourse basis by various financial institutions. Gross profit in the Aircraft Sales and Leasing segment increased $1,036 or 31.3% compared to the prior year.

Operating income increased $30,255 or 86.6% compared with the prior year due to increased gross profit, partially offset by an increase in selling, general and administrative expenses. During fiscal 2006, selling, general and administrative expenses increased $13,325 or 15.5% primarily due to increased resources to support our growth. Net interest expense declined $647 compared to the prior year primarily due to increased interest income as a result of higher average invested cash balances during fiscal 2006 compared with the prior year.

During the third quarter of fiscal 2006, we acquired $50,645 aggregate principal amount of our 2.875% Convertible Senior Notes due 2024, or approximately 76% of the previously outstanding principal amount, in exchange for an aggregate 2,724 newly issued shares of common stock plus $3,893 in cash, in privately negotiated transactions exempt from the registration requirements under the Securities Act of 1933, as amended. The number of shares issued was equivalent to the number into which the notes were convertible under the original terms of the notes. We recorded $3,893 of pre-tax expense on the exchange of the notes into stock in advance of the call date which was comprised of interest that the note holders would otherwise have been entitled to receive as well as an incentive payment made as part of the exchange.

Also during the third quarter of fiscal 2006, upon completion of our fiscal 2005 Federal income tax return, we determined that the Company qualified for additional tax benefits of $1,606 related to higher than estimated margin on fiscal 2005 export activities. We recorded a benefit of $496 related to fiscal 2004 export activity in the third quarter of 2005. Our effective income tax rate for fiscal 2006 was 23.0% compared to 15.5% in the prior year.

Income from continuing operations increased to $35,823 compared to $19,498 in the prior year due to the factors discussed above.

During the third quarter of fiscal 2005, we sold our engine component repair business located in Windsor, Connecticut, and during the third quarter of fiscal 2007, we decided to exit our non-core industrial turbine business. As a result, we have classified the results of these businesses as discontinued operations for all periods presented.

Net income increased to $35,163 for fiscal 2006 compared to $15,453 in the prior year due to the factors discussed above.

Legal Matters

AAR Manufacturing, Inc., a subsidiary of the Company ("subsidiary") received an Administrative Order for Response Activity ("Order") dated August 7, 2003, from the Michigan Department of Environmental Quality ("MDEQ") relating to environmental conditions at and in the vicinity of the subsidiary's Cadillac, Michigan plant. The Order requires the subsidiary to perform environmental investigatory work, prepare a feasibility study and a remedial action plan, and perform interim response actions. The interim response actions include continuation of the response activities the subsidiary is performing under a 1985 Consent Decree, operation of a soil vapor extraction system the subsidiary had previously installed and operated, determination of the need to provide alternate water supplies to off-site properties (and if it is so determined then to actually provide them), removal of any free phase liquids encountered in the ground, providing notices of groundwater contamination migration to off-site property owners, and other actions determined by the MDEQ or the subsidiary to be appropriate. The MDEQ further demands payment of environmental response costs already incurred by the MDEQ in the approximate amount of $2,500 plus interest, and reimbursement of unspecified costs to be incurred in the future by the MDEQ. The Order and the letter accompanying it threaten the imposition of civil fines up to $25 for each day of violation of the Order, plus exemplary damages up to three times the costs incurred by the MDEQ if the subsidiary does not comply with the Order. The Order may require the implementation of the remedial action plan, although it is not clear on that point. The Order requires the implementation of emergency response action if a release of hazardous substances, threat of a release, or exacerbation of existing contamination occurs during the pendency of the Order.

The subsidiary advised the MDEQ that it would perform the requirements of the Order to the extent those requirements apply to the allegation by the MDEQ that a release of hazardous substances occurred after the execution of the 1985 Consent Decree. The subsidiary declined to perform certain work required by the Order that the subsidiary believes is based on claims resolved in the 1985 Consent Decree. The MDEQ responded to the subsidiary by saying that the MDEQ "will be taking appropriate action to protect public health, safety and welfare and the environment, and gain AAR's compliance with Part 201" (the Michigan "cleanup law").

The subsidiary has received funds from an insurance carrier to reimburse it for a portion of the subsidiary's costs. The subsidiary sought coverage from another insurance company and that carrier is paying a portion of defense costs, but has reserved its rights on coverage for the litigation noted below. The subsidiary has filed suit against one of the insurance carriers for breach of contract and other relief and recently reached a settlement.

Prior to the issuance of the Order, the subsidiary sought a Court order to enforce the 1985 Consent Decree, but that relief was denied by the Court, primarily on the basis that the action was premature since the State was not pursuing an enforcement action at the time. The subsidiary sought leave to appeal that decision to the Michigan Court of Appeals, but leave was denied.

The work performed and data gathered by the subsidiary since the issuance of the Order appears to support the positions previously taken by the subsidiary regarding the movement of groundwater for treatment by the subsidiary. There is disagreement with the MDEQ regarding the conclusions to be drawn from the data developed from that work. The MDEQ has retained contractors to perform environmental investigations in the vicinity of the plant.

On March 31, 2005, a complaint was filed by the MDEQ in Cadillac, Michigan with the Wexford County Circuit Court. The case is *Michigan Department of Environmental Quality v AAR Cadillac Manufacturing, a division of AAR Manufacturing Group, Inc., an Illinois corporation, and AAR Corp., a Delaware corporation, File No. 05-18853-CE.* In its complaint, the MDEQ seeks to enforce the Order against the subsidiary and to have the Court impose civil fines and exemplary damages upon the subsidiary for the alleged failure to comply with the Order. The MDEQ seeks to recover its costs incurred in performing response activities from both the subsidiary and the Company and seeks a declaratory judgment that both are liable for all future costs incurred by the State at the facility. The MDEQ also seeks civil fines from the subsidiary for alleged violations of a particular section of a Michigan environmental law.

The Company and the subsidiary filed their Answer, including Affirmative Defenses, and intend on vigorously defending the complaint filed by the MDEQ. On June 17, 2005, the subsidiary also filed a Petition for Reimbursement of its costs in the amount of approximately $200 incurred in complying with the Order from the State of Michigan cleanup and redevelopment fund established under Michigan law, plus costs and attorney fees. As of May 31, 2007, the subsidiary has charged to operations $1,309 related to this matter. The MDEQ has filed a motion for summary disposition which is scheduled for an August 20, 2007 hearing.

In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial condition or results of operations.

Liquidity and Capital Resources

Historically, we have funded our operating activities and met our commitments through the generation of cash from operations, augmented by the periodic issuance of common stock and debt in the public and private markets. In addition to these cash sources, our capital resources include our unsecured credit facility. Our ability to borrow from our lenders and issue debt and equity securities to the public and private markets in the future may be negatively affected by a number of factors, including general economic conditions, airline and aviation industry conditions, geo-political events, including the war on terrorism, and our operating performance. Our ability to generate cash from operations is influenced primarily by our operating performance and changes in working capital. We have a universal shelf registration on file with the Securities and Exchange Commission under which, subject to market conditions, up to $163,675 of common stock, preferred stock or medium- or long-term debt securities may be issued or sold.

At May 31, 2007, our liquidity and capital resources included cash of $83,317 and working capital of $389,215. On August 31, 2006, we entered into a credit agreement with various financial institutions, as lenders, and LaSalle Bank National Association, as administrative agent for the lenders (the "LaSalle Credit Agreement"). The LaSalle Credit Agreement created a $140,000 unsecured revolving credit facility that we can draw upon for general corporate purposes. Under certain circumstances, we may request an increase to the revolving commitment by an aggregate amount of up to $35,000, not to exceed $175,000 in total. The LaSalle Credit Agreement expires on August 31, 2010. Borrowings under the LaSalle Credit Agreement bear interest at the London Interbank Offered Rate ("LIBOR") plus 125 to 200 basis points based on certain financial measurements. There were no borrowings outstanding under this facility at May 31, 2007. On August 31, 2006, we terminated our secured revolving credit agreement with Merrill Lynch Capital and during the second quarter of fiscal 2007, we terminated our accounts receivable securitization program. No borrowings were outstanding and no accounts receivable were sold at the date of these terminations. No material penalties or fees resulted from the terminations. In addition to our domestic facility, we also have $3,041 available under a foreign line of credit.

We continually evaluate various financing arrangements, including the issuance of common stock or debt, that would allow us to improve our liquidity position and finance future growth on commercially reasonable terms. Our ability to obtain additional financing is dependent upon a number of factors, including the geo-political environment, general economic conditions, airline industry conditions, our operating performance and market conditions in the public and private debt and equity markets.

During the year ended May 31, 2007, we used $21,239 of cash from operations primarily due to investments of $67,750 made in aircraft and engines on both short- and long-term lease, a $25,160 increase in accounts receivable reflecting higher sales, payment of capitalized program development costs of $17,023 related to the A400M program which is reported in other on the consolidated statements of cash flows, and investment in inventories of $8,567. During fiscal 2007, cash flow from operations benefited from an increase in accounts payable of $6,473 as well as net income and depreciation and amortization of $90,859.

During the year ended May 31, 2007, our investing activities used $39,129 of cash, principally as a result of capital expenditures of $29,891, acquisitions of $38,478 (see Note 11 of Notes to Consolidated Financial Statements) and investment in aircraft joint ventures of $9,556, partially offset by cash generated from the sales of our interests in aircraft joint ventures of $32,108 and proceeds from the sale of a product line of $6,567 (see Note 12 of Notes to Consolidated Financial Statements).

During the year ended May 31, 2007, cash generated from financing activities was $21,973, comprised principally of proceeds from borrowings related to aircraft financings of $30,355, cash proceeds from stock option exercises of $8,576 and excess tax benefits from the exercise of stock options of $4,345, partially offset by a reduction in borrowings of $20,439, which includes $9,034 for the early retirement of 6.875% Notes due December 15, 2007.

Contractual Obligations and Off-Balance Sheet Arrangements

A summary of contractual obligations and off-balance sheet arrangements as of May 31, 2007 is as follows:

	Payments Due by Period						
	Total	Due in Fiscal 2008	Due in Fiscal 2009	Due in Fiscal 2010	Due in Fiscal 2011	Due in Fiscal 2012	After Fiscal 2012
On Balance Sheet:							
Debt	$284,229	$ 51,366	$ 200	$ 200	$55,108	$ —	$177,355
Non-recourse Debt	43,627	22,879	640	696	757	823	17,832
Interest	87,679	13,562	9,243	9,008	8,492	3,916	43,458
Off Balance Sheet:							
Aviation Equipment Operating Leases	8,960	3,840	3,840	1,280	—	—	—
Facilities and Equipment Operating Leases	32,506	7,971	6,893	5,581	4,122	3,740	4,199
Garden City Operating Lease	29,092	1,455	1,492	1,529	1,567	1,606	21,443
Purchase Obligations	106,783	103,535	3,248	—	—	—	—
Pension Contribution	4,000	4,000	—	—	—	—	—

Purchase obligations arise in the ordinary course of business and represent a binding commitment to acquire inventory, including raw materials, parts and components, as well as equipment to support the operations of our business. We routinely issue letters of credit and performance bonds in the ordinary course of business. These instruments are typically issued in conjunction with insurance contracts or other business requirements. The total of these instruments outstanding at May 31, 2007 was approximately $11,891.

Critical Accounting Policies and Significant Estimates

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States. Management has made estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare the consolidated financial statements. The most significant estimates made by management include adjustments to reduce the value of inventories and equipment on or available for lease, allowance for doubtful accounts, revenue recognition, loss accruals for aviation equipment operating leases and assumptions used in determining pension plan obligations. Accordingly, actual results could differ materially from those estimates. The following is a summary of the accounting policies considered critical by management.

Allowance for Doubtful Accounts

Our allowance for doubtful accounts is intended to reduce the value of customer accounts receivable to amounts expected to be collected. In determining the required allowance, we consider factors such as general and industry-specific economic conditions, customer credit history, and the customer's current and expected future financial performance.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined by the specific identification, average cost or first-in, first-out methods. Provisions are made for excess and obsolete inventories and inventories that have been impaired as a result of industry conditions. We have utilized certain assumptions when determining the market value of inventories, such as historical sales of inventory, current and expected future aviation usage trends, replacement values and expected future demand. During the first quarter of fiscal 2007, we recorded an impairment charge related to certain engine parts in the amount of $4,750. These parts were acquired prior to September 11, 2001, and were subject to impairment charges recorded in fiscal 2002 and 2003. The fiscal 2007 impairment charge was triggered by the Company's decision to aggressively pursue the liquidation of this inventory. The Company made this decision to recognize the impairment due to the impact of persistently high fuel costs and fewer operators on demand for these parts, as well as to better align human and physical resources with higher potential opportunities in the rapidly growing Aviation Supply Chain segment. Reductions in demand for certain of our inventories or declining market values, as well as differences between actual results and the assumptions utilized by us when determining the market value of our inventories, could result in additional impairment charges in future periods.

Revenue Recognition

Certain supply chain management programs that we provide to our customers contain multiple elements or deliverables, such as program and warehouse management, parts distribution and maintenance and repair services. We recognize revenue for each element or deliverable that can be identified as a separate unit of accounting at the time of delivery based upon the relative fair value of the products and services. In connection with these programs, we are required to make certain judgments and estimates concerning the overall profitability of the program and the relative fair value of each element of the arrangement. Differences may occur between the judgments and estimates made by management and actual program results.

Equipment on or Available for Lease

The cost of assets under lease is original purchase price plus overhaul costs. Depreciation is computed using the straight-line method over the estimated service life of the equipment, and maintenance costs are expensed as incurred.

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", we are required to test for impairment of long-lived assets whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable from its undiscounted cash flows. When applying the provisions of SFAS No. 144 to equipment on or available for lease, we have utilized certain assumptions to estimate future undiscounted cash flows, including current and future lease rates, lease terms, residual values and market conditions and trends impacting future demand. Differences between actual results and the assumptions utilized by us when determining undiscounted cash flows could result in future impairments of aircraft and engines which are currently being leased or are available for lease.

Pension Plans

The liabilities and net periodic cost of our pension plans are determined utilizing several actuarial assumptions, the most significant of which are the discount rate and the expected long-term rate of return on plan assets.

Our discount rate is determined based on a review of long-term, high quality corporate bonds as of May 31, 2007 and models that match projected benefit payments to coupons and maturities from the high quality bonds. The assumption for the expected long-term return on plan assets is developed through analysis of historical asset returns by investment category, our fund's actual return experience and current market conditions. Changes in the discount rate and differences between expected and actual return on plan assets may impact the amount of net periodic pension expense recognized in our consolidated statement of operations.

New Accounting Standards

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (SAB 108). SAB 108 provides guidance regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB 108 is effective for fiscal years ending after November 15, 2006, and early application is encouraged. The adoption of SAB 108 did not have a material impact on our results of operations or financial position.

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (FIN No. 48), "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109." FIN No. 48 clarifies the recognition threshold and measurement requirements for tax positions taken or expected to be taken in tax returns and provides guidance on the related classification and disclosure. The provisions of FIN No. 48 are effective for fiscal years beginning after December 15, 2006. Accordingly, we will adopt FIN No. 48 no later than the beginning of fiscal year 2008. FIN No. 48 will not have a material impact on our results from operations or financial position.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". SFAS No. 157 establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We have not yet determined the impact of the adoption of this new accounting standard.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK (Dollars in thousands)

Our exposure to market risk includes fluctuating interest rates under our credit agreements, foreign exchange rates and accounts receivable. See Part II, Item 8 for a discussion on accounts receivable exposure. During fiscal 2007, 2006 and 2005, we did not utilize derivative financial instruments to offset these risks.

At May 31, 2007, $140,000 was available under our LaSalle Credit Agreement. Interest on amounts borrowed under this credit facility is LIBOR based. As of May 31, 2007, the outstanding balance under this agreement was $0. A hypothetical 10 percent increase to the average interest rate under the credit facilities applied to the average outstanding balance during fiscal 2007 would not have had an impact on our results of operations as we had no borrowings outstanding under this agreement during fiscal 2007.

Revenues and expenses of our foreign operations are translated at average exchange rates during the year, and balance sheet accounts are translated at year-end exchange rates. Balance sheet translation adjustments are excluded from the results of operations and are recorded in stockholders' equity as a component of accumulated other comprehensive income (loss). A hypothetical 10 percent devaluation of foreign currencies against the U.S. dollar would not have had a material impact on our financial position or results of operations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF AAR CORP.:

We have audited the accompanying consolidated balance sheets of AAR CORP. and subsidiaries (the Company) as of May 31, 2007 and 2006 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended May 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AAR CORP. and subsidiaries as of May 31, 2007 and 2006 and the results of their operations and their cash flows for each of the years in the three-year period ended May 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of May 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 19, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Chicago, Illinois
July 19, 2007

AAR CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended May 31,		
	2007	2006	2005
	(In thousands except per share data)		
Sales:			
Sales from products	$ 882,509	$732,908	$629,054
Sales from services	150,400	128,182	90,021
Sales from leasing	28,260	24,428	21,352
	1,061,169	885,518	740,427
Cost and operating expenses:			
Cost of products	724,419	603,643	533,271
Cost of services	126,372	102,709	67,523
Cost of leasing	18,579	15,945	19,058
Cost of sales-impairment charges	7,652	—	—
Selling, general and administrative and other	105,091	99,551	86,226
	982,113	821,848	706,078
Gain on sale of product line	5,358	—	—
Earnings from aircraft joint ventures	10,952	1,502	568
Operating income	95,366	65,172	34,917
Gain (loss) on extinguishment of debt	2,927	(3,893)	3,562
Interest expense	(16,701)	(18,004)	(16,917)
Interest income and other	5,829	3,236	1,502
Income before provision for income taxes	87,421	46,511	23,064
Provision for income taxes	27,974	10,688	3,566
Income from continuing operations	59,447	35,823	19,498
Discontinued operations, net of tax:			
Operating loss	(787)	(660)	(1,724)
Loss on disposal	—	—	(2,321)
Loss from discontinued operations	(787)	(660)	(4,045)
Net income	$ 58,660	$ 35,163	$ 15,453
Earnings per share—basic:			
Earnings from continuing operations	$ 1.63	$ 1.07	$ 0.60
Loss from discontinued operations	(0.02)	(0.02)	(0.12)
Earnings per share—basic	$ 1.61	$ 1.05	$ 0.48
Earnings per share—diluted:			
Earnings from continuing operations	$ 1.42	$ 0.96	$ 0.57
Loss from discontinued operations	(0.02)	(0.02)	(0.11)
Earnings per share—diluted	$ 1.40	$ 0.94	$ 0.46

The accompanying notes to consolidated financial statements are an integral part of these statements.

AAR CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

ASSETS

	May 31, 2007	May 31, 2006
	(In thousands)	
Current assets:		
Cash and cash equivalents	$ 83,317	$ 121,738
Accounts receivable	181,691	136,272
Inventories	244,661	245,690
Equipment on or available for short-term lease	97,932	77,902
Deposits, prepaids and other	12,607	12,986
Deferred tax assets	25,513	29,866
Total current assets	645,721	624,454
Property, plant and equipment, at cost:		
Land	4,828	4,828
Buildings and improvements	69,564	57,842
Equipment, furniture and fixtures	159,313	139,863
	233,705	202,533
Accumulated depreciation	(145,518)	(129,896)
	88,187	72,637
Other assets:		
Goodwill and other intangible assets, net	74,267	44,432
Equipment on long-term lease	171,980	140,743
Investment in joint ventures	17,824	28,498
Other	69,654	68,055
	333,725	281,728
	$1,067,633	$ 978,819

The accompanying notes to consolidated financial statements
are an integral part of these statements.

AAR CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

LIABILITIES AND STOCKHOLDERS' EQUITY

	May 31, 2007	May 31, 2006
	(In thousands)	
Current liabilities:		
Short-term debt	$ —	$ 161
Current maturities of long-term debt	51,366	200
Current maturities of non-recourse long-term debt	22,879	1,928
Accounts payable	110,239	97,002
Accrued liabilities	72,022	88,497
Total current liabilities	256,506	187,788
Long-term debt, less current maturities	232,863	293,263
Non-recourse debt	20,748	25,313
Deferred tax liabilities	40,121	25,357
Other liabilities and deferred income	23,152	24,381
	316,884	368,314
Stockholders' equity:		
Preferred stock, $1.00 par value, authorized 250 shares; none issued	—	—
Common stock, $1.00 par value, authorized 100,000 shares; issued 42,230 and 40,789 shares, respectively	42,230	40,789
Capital surplus	289,673	274,211
Retained earnings	256,052	197,392
Treasury stock, 4,501 and 4,135 shares at cost, respectively	(79,813)	(69,664)
Unearned restricted stock awards	—	(6,169)
Accumulated other comprehensive loss	(13,899)	(13,842)
	494,243	422,717
	$1,067,633	$978,819

The accompanying notes to consolidated financial statements are an integral part of these statements.

AAR CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE THREE YEARS ENDED MAY 31, 2007

	Common Stock		Treasury Stock		Capital	Retained	Unearned Restricted Stock	Accumulated Other Comprehensive	Comprehensive
	Shares	Amount	Shares	Amount	Surplus	Earnings	Awards	Income (Loss)	Income
					(In thousands)				
Balance, May 31, 2004	34,525	$34,525	2,280	$(36,030)	$172,681	$146,776	$(1,376)	$(14,892)	
Net income	—	—	—	—	—	15,453	—	—	$15,453
Exercise of stock options and stock awards	1,328	1,328	987	(14,467)	16,936	—	—	—	—
Restricted stock activity	—	—	—	—	—	—	(1,303)	—	—
Adjustment for net translation loss	—	—	—	—	—	—	—	(150)	(150)
Minimum pension liability, net of tax	—	—	—	—	—	—	—	(4,737)	(4,737)
Comprehensive income									$10,566
Balance, May 31, 2005	35,853	$35,853	3,267	$(50,497)	$189,617	$162,229	$(2,679)	$(19,779)	
Net income	—	—	—	—	—	35,163	—	—	$35,163
Exercise of stock options and stock awards	2,212	2,212	868	(19,167)	37,876	—	—	—	—
Restricted stock activity	—	—	—	—	—	—	(3,490)	—	—
Common stock issued in debt for equity transaction	2,724	2,724	—	—	46,718	—	—	—	—
Adjustment for net translation gain	—	—	—	—	—	—	—	1,058	1,058
Minimum pension liability, net of tax	—	—	—	—	—	—	—	4,879	4,879
Comprehensive income									$41,100
Balance, May 31, 2006	40,789	$40,789	4,135	$(69,664)	$274,211	$197,392	$(6,169)	$(13,842)	
Net income	—	—	—	—	—	58,660	—	—	$58,660
Exercise of stock options and stock awards	1,441	1,441	366	(10,149)	14,230	—	—	—	—
Tax benefit related to share- based plans	—	—	—	—	4,345	—	—	—	—
Restricted stock activity	—	—	—	—	(3,113)	—	6,169	—	—
Adjustment for net translation gain	—	—	—	—	—	—	—	1,559	1,559
Minimum pension liability, net of tax	—	—	—	—	—	—	—	1,921	1,921
Adoption of SFAS No. 158, net of tax	—	—	—	—	—	—	—	(3,537)	—
Comprehensive income									$62,140
Balance, May 31, 2007	42,230	$42,230	4,501	$(79,813)	$289,673	$256,052	$ —	$(13,899)	

The accompanying notes to consolidated financial statements are an integral part of these statements

AAR CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended May 31,		
	2007	2006	2005
		(In thousands)	
Cash flows provided from (used in) operating activities:			
Net income	$ 58,660	$ 35,163	$ 15,453
Adjustments to reconcile net income to net cash provided from (used in) operating activities:			
Depreciation and amortization	32,199	29,222	29,178
Deferred tax provision - continuing operations	20,411	8,433	2,112
Excess tax benefits from exercise of stock options	(4,345)	—	—
Gain on sale of product line	(5,358)	—	—
Impairment charges	7,652	—	—
Loss (gain) on extinguishment of debt	(2,927)	3,893	3,562
Earnings from aircraft joint ventures	(10,952)	—	—
Gain on sale of investment	(915)	—	—
Loss on disposal of business, net of tax	—	—	2,321
Changes in certain assets and liabilities:			
Accounts and trade notes receivable	(25,160)	(9,324)	(17,596)
Inventories	(8,567)	(58,297)	(12,013)
Equipment on or available for short-term lease	(5,259)	(12,892)	(3,154)
Equipment on long-term lease	(62,491)	(76,156)	18,728
Accounts payable	6,473	19,735	19,244
Accrued liabilities and taxes on income	1,903	12,282	5,907
Other liabilities	(4,696)	10,493	—
Other	(17,867)	(3,034)	(12,804)
Net cash provided from (used in) operating activities	(21,239)	(40,482)	50,938
Cash flows used in investing activities:			
Property, plant and equipment expenditures	(29,891)	(16,296)	(13,033)
Proceeds from disposal of assets	51	205	7
Proceeds from sale of product line	6,567	—	—
Proceeds from disposal of business	—	—	7,700
Proceeds from sale of available for sale securities	11,612	—	—
Investment in available for sale securities	(10,697)	—	—
Companies acquired	(38,478)	—	—
Proceeds from aircraft joint ventures	32,108	6,439	—
Investment in aircraft joint ventures	(9,556)	(23,245)	(11,223)
Investment in leveraged leases	139	183	122
Other	(984)	89	(1,157)
Net cash used in investing activities	(39,129)	(32,625)	(17,584)
Cash flows provided from (used in) financing activities:			
Proceeds from borrowings	30,355	161,000	—
Reduction in borrowings	(20,439)	(20,376)	(24,005)
Financing costs	(864)	(5,371)	(34)
Excess tax benefits from exercise of stock options	4,345	—	—
Other, primarily stock option exercises	8,576	9,402	2
Net cash provided from (used in) financing activities	21,973	144,655	(24,037)
Effect of exchange rate changes on cash	(26)	(148)	11
Increase (decrease) in cash and cash equivalents	(38,421)	71,400	9,328
Cash and cash equivalents, beginning of year	121,738	50,338	41,010
Cash and cash equivalents, end of year	$ 83,317	$121,738	$ 50,338

The accompanying notes to consolidated financial statements are an integral part of these statements.

AAR CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)

1. Summary of Significant Accounting Policies

Description of Business

AAR CORP. is a diversified provider of products and services to the worldwide aviation and defense industries. Products and services include: aviation supply chain and parts support programs; maintenance, repair and overhaul of aircraft and landing gear; design and manufacture of specialized mobility and cargo systems and composite structures; and aircraft sales and leasing. We serve commercial and governmental aircraft fleet operators, original equipment manufacturers and independent service providers around the world.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of intercompany accounts and transactions. The equity method of accounting is used for investments in other companies in which we have significant influence; generally this represents common stock ownership of at least 20% and not more than 50% (see Note 7 for a discussion of aircraft joint ventures).

Revenue Recognition

Sales and related cost of sales for product sales are recognized upon shipment of the product to the customer. Our standard terms and conditions provide that title passes to the customer when the product is shipped to the customer. Sales of certain defense products are recognized upon customer acceptance, which includes transfer of title and transfer of risk of loss. Sales from services and the related cost of services are generally recognized when customer-owned material is shipped back to the customer. We have adopted this accounting policy because at the time the customer-owned material is shipped back to the customer, all services related to that material are complete as our service agreements generally do not require us to provide services at customer sites. Furthermore, serviced units are typically shipped to the customer immediately upon completion of the related services. Sales and related cost of sales for certain long-term manufacturing contracts and for certain large airframe maintenance contracts are recognized by the percentage of completion method, either based on the relationship of costs incurred to date to estimated total costs or the units of delivery method. Lease revenues are recognized as earned. Income from monthly or quarterly rental payments is recorded in the pertinent period according to the lease agreement. However, for leases that provide variable rents, we recognize lease income on a straight-line basis. In addition to a monthly lease rate, some engine leases require an additional rental amount based on the number of hours the engine is used in a particular month. Lease income associated with these contingent rentals is recorded in the period in which actual usage is reported to us by the lessee, which is normally the month following the actual usage.

Certain supply chain management programs we provide our customers contain multiple elements or deliverables, such as program and warehouse management, parts distribution and maintenance and repair services. We recognize revenue for each element or deliverable that can be identified as a separate unit of accounting at the time of delivery based upon the relative fair value of the products and services.

Goodwill

Under Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets”, goodwill and other intangible assets deemed to have indefinite lives are not amortized, but are subject to annual impairment tests.

(Dollars in thousands, except per share amounts)

1. Summary of Significant Accounting Policies (Continued)

The amount reported under the caption "Goodwill and other intangible assets, net" is comprised of goodwill and intangible assets associated with acquisitions we made, principally since the beginning of fiscal 1998. Each of the acquisitions involved a single business that now comprises or is included in a single operating segment. We were not required to allocate goodwill related to specific acquisitions across two or more segments. For the annual goodwill impairment test, we compare an estimate of the fair value of each of our reportable segments to its carrying amount. The estimated fair value of each reportable segment was determined utilizing a valuation technique based on a multiple of earnings.

Goodwill by reportable segment is as follows:

	May 31,	
	2007	2006
Aviation Supply Chain	$20,136	$20,110
Maintenance, Repair and Overhaul	14,940	5,838
Structures and Systems	37,611	18,484
	$72,687	$44,432

The increase in goodwill during fiscal 2007 was attributable to the acquisitions discussed in Note 11. At May 31, 2007, intangible assets, other than goodwill, are comprised of customer relationships of $1,000 and a covenant not to compete agreement of $580. The customer relationship is being amortized over a three year period and the covenant not to compete is being amortized over a five year period.

Cash and Cash Equivalents

At May 31, 2007 and 2006, cash equivalents of approximately $0 and $40,535, respectively, consist of investments in funds holding high-quality commercial paper. The carrying amount of cash equivalents approximates fair value at May 31, 2007 and 2006, respectively.

Marketable Securities

During the fourth quarter of fiscal 2007, we sold an investment in equity securities that was classified as available for sale. These securities were acquired in fiscal 2007, and had a cost basis of $10,697. Proceeds on the sale were $11,612 and the gain of $915 is reported in interest income and other on the consolidated statements of operations.

Foreign Currency

All balance sheet accounts of foreign subsidiaries transacting business in currencies other than the U.S. dollar are translated at year-end exchange rates. Revenues and expenses are translated at average exchange rates during the year. Translation adjustments are excluded from the results of operations and are recorded in stockholders' equity as a component of accumulated other comprehensive loss.

Financial Instruments and Concentrations of Market or Credit Risk

Financial instruments that potentially subject us to concentrations of market or credit risk consist principally of trade receivables. While our trade receivables are diverse and represent a number of entities and geographic regions, the majority are with the U.S. Department of Defense and its contractors and entities in the aviation industry. Accounts receivable due from the U.S. Department of Defense were

(Dollars in thousands, except per share amounts)

1. Summary of Significant Accounting Policies (Continued)

$22,098 and $16,347 at May 31, 2007 and 2006, respectively. We perform regular evaluations of customer payment experience, current financial condition and risk analysis. We may require collateral in the form of security interests in assets, letters of credit, and/or obligation guarantees from financial institutions for transactions executed on other than normal trade terms.

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of the fair value of certain financial instruments. Cash and cash equivalents, accounts receivable, short-term borrowings and accounts payable are reflected in the consolidated financial statements at fair value because of the short-term maturity of these instruments. The carrying value of long-term debt bearing a variable interest rate approximates fair market value.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined by the specific identification, average cost or first-in, first-out methods. We also purchase aircraft and engines for disassembly to individual parts and components. Costs are assigned to these individual parts and components based on list prices from original equipment manufacturers and recent sales history.

The following is a summary of inventories:

	May 31,	
	2007	2006
Raw materials and parts	$ 55,702	$ 58,421
Work-in-process	36,580	30,651
Purchased aircraft, parts, engines and components held for sale	152,379	156,618
	$244,661	$245,690

Government Grants

In connection with our occupancy of the Indianapolis Maintenance Center (IMC), the State of Indiana and the City of Indianapolis committed $7,000 of government grants to assist with the initial mobilization and start-up of the facility, as well as to assist us with the purchase of certain capital equipment. During fiscal 2007, 2006 and 2005, we received $0, $300 and $3,700, respectively, of grants for mobilization, training and other start-up related costs, and have offset the receipt of these grants against applicable mobilization and other start-up related costs incurred by us.

Equipment under Operating Leases

Lease revenue is recognized as earned. The cost of the asset under lease is original purchase price plus overhaul costs. Depreciation for aircraft is computed on a straight-line method over the estimated service life of the equipment. The balance sheet classification is generally based on lease term, with fixed-term leases less than twelve months generally classified as short-term and all others generally classified as long-term.

(Dollars in thousands, except per share amounts)

1. Summary of Significant Accounting Policies (Continued)

Equipment on short-term lease consists of aircraft engines and parts on or available for lease to satisfy customers' immediate short-term requirements. The leases are renewable with fixed terms, which generally vary from one to twelve months. Equipment on long-term lease consists of aircraft and engines on lease with commercial airlines for more than twelve months (see Note 8).

Our aircraft and engine portfolio recorded on our consolidated balance sheet includes seven narrow-body and two wide-body aircraft and several types of engines. Of the nine aircraft owned by us outside of aircraft joint ventures, five were acquired prior to September 11, 2001. Several engines also were acquired prior to September 11, 2001. Demand and lease rates for certain of these assets have not returned to pre-September 11, 2001 levels. In accordance with SFAS No. 144, we are required to test for impairment of these assets and previously adjusted the carrying value for certain of these assets (see Note 13). During the first quarter of fiscal 2007, we recorded an impairment charge of $2,902 on a wide-body aircraft originally purchased prior to September 11, 2001. The lease and non-recourse debt on the aircraft were restructured during the quarter, and we made the decision to offer the aircraft for sale and recorded the impairment charge to reduce the carrying value of the aircraft to estimated net realizable value. During the fourth quarter of fiscal 2005, we recorded a $900 charge related to the write-down of an aircraft as a result of a renegotiated lease with an airline customer operating under bankruptcy protection. When applying the provisions of SFAS No. 144 to our aircraft and engine portfolio, we utilized certain assumptions to estimate future undiscounted cash flows, including current and future lease rates, lease terms, residual values and market conditions and trends impacting future demand. Unfavorable differences between actual results and expected results could result in future impairments in our aircraft and engine lease portfolio.

All of the aircraft in our aircraft portfolio are currently on lease. Future rent due to us under non-cancelable leases during each of the next five fiscal years is $29,025 in 2008, $26,492 in 2009, $23,357 in 2010, $17,059 in 2011 and $16,948 in 2012.

Property, Plant and Equipment

Depreciation is computed on the straight-line method over useful lives of 10-40 years for buildings and improvements and 3-10 years for equipment, furniture and fixtures and capitalized software. Leasehold improvements are amortized over the shorter of the estimated useful life or the term of the applicable lease.

Repair and maintenance expenditures are expensed as incurred. Upon sale or disposal, cost and accumulated depreciation are removed from the accounts, and related gains and losses are included in results of operations.

Leveraged Lease

We are an equity participant in a leveraged lease transaction. The equipment cost in excess of equity contribution is financed by a third party in the form of secured debt. Under the lease agreement, the third party has no recourse against us for nonpayment of the obligation. The third-party debt is collateralized by the lessees' rental obligation and the leased equipment.

We have ownership rights to the leased asset and are entitled to the tax deduction for depreciation on the leased asset and for interest on the secured debt financing.

(Dollars in thousands, except per share amounts)

1. Summary of Significant Accounting Policies (Continued)

Income taxes

Income taxes are determined in accordance with SFAS No. 109, "Accounting for Income Taxes".

Supplemental Information on Cash Flows

Supplemental information on cash flows follows:

	For the Year Ended May 31,		
	2007	2006	2005
Interest paid	$13,650	$13,588	$13,764
Income taxes paid	1,948	1,303	591
Income tax refunds and interest received	1,221	1,137	1,138

During fiscal 2007, we capitalized $977 of interest primarily related to capital projects in our Structures and Systems segment.

During the third quarter of fiscal 2006, we acquired $50,645 aggregate principal amount of our 2.875% Convertible Senior Notes due 2024, or approximately 76% of the previously outstanding principal amount, in exchange for an aggregate 2,724 newly issued shares of common stock plus $3,893 in cash, in privately negotiated transactions exempt from the registration requirements under the Securities Act of 1933, as amended. The number of shares issued was equivalent to the number into which the notes were convertible under the original terms of the notes. We recorded a $3,893 pre-tax loss on the exchange of the notes into stock in advance of the call date of the notes; this loss was comprised of interest that the note holders would otherwise have been entitled to receive as well as an incentive payment for the exchange. As a result of these transactions, our long-term debt decreased by $50,645 and stockholders' equity increased by $46,600. The 2,724 newly issued shares did not impact diluted earnings per share because the equivalent shares were already included in the diluted earnings per share calculation.

As of May 31, 2007, the outstanding balance of the 2.875% Convertible Senior Notes due 2024 was $16,355 and as of March 15, 2006, these notes can be converted into shares of common stock at the option of the note holder.

During fiscal 2007, 2006 and 2005, treasury stock increased $10,149, $19,167 and $14,467, respectively, principally reflecting the impact from the exercise of stock options.

Use of Estimates

We have made estimates and utilized certain assumptions relating to the reporting of assets and liabilities and the disclosures of contingent liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States. Actual results could differ from those estimates.

New Accounting Standards

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (SAB 108). SAB 108 provides guidance regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is

(Dollars in thousands, except per share amounts)

1. Summary of Significant Accounting Policies (Continued)

necessary. SAB 108 is effective for fiscal years ending after November 15, 2006, and early application is encouraged. The adoption of SAB 108 did not have a material impact on our results of operations or financial position.

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (FIN No. 48), "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109." FIN No. 48 clarifies the recognition threshold and measurement requirements for tax positions taken or expected to be taken in tax returns and provides guidance on the related classification and disclosure. The provisions of FIN No. 48 are effective for fiscal years beginning after December 15, 2006. Accordingly, we will adopt FIN No. 48 no later than the beginning of fiscal year 2008. FIN No. 48 will not have a material impact on our results from operations or financial position.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". SFAS No. 157 establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We have not yet determined the impact of the adoption of this new accounting standard.

Reclassification

Certain amounts in the prior years' consolidated financial statements have been reclassified to conform to the current year's presentation.

2. Financing Arrangements

Revolving Credit Facility

On August 31, 2006, we entered into a $140,000 unsecured revolving credit facility with LaSalle Bank National Association and various other lenders. Under certain circumstances, we may request an increase to the revolving commitment in an aggregate amount of up to $35,000, not to exceed $175,000 in total. The credit facility expires on August 31, 2010 and borrowings under the facility bear interest at LIBOR plus 125 to 200 basis points based on certain financial measurements. The credit facility also includes a non-use fee which is currently equal to 30 basis points on the unused portion of the facility.

There were no borrowings outstanding under either this facility or our previous revolving credit facilities during fiscal 2007. Short-term borrowing activity under our revolving credit facilities during fiscal 2006 and 2005 was as follows:

	For the Year Ended May 31,	
	2006	2005
Maximum amount borrowed	$25,000	$21,000
Average daily borrowings	7,216	5,248
Average interest rate during the year	6.76%	5.47%

(Dollars in thousands, except per share amounts)

2. Financing Arrangements (Continued)

In conjunction with entering into the new credit facility, we terminated our secured revolving credit agreement with Merrill Lynch Capital during the first quarter of fiscal 2007, and our accounts receivable securitization program during the second quarter of fiscal 2007. No borrowings were outstanding and no accounts receivable were sold at the date of termination. No material penalties or fees resulted from the termination of these arrangements.

A summary of our recourse and non-recourse long-term debt is as follows:

	May 31,	
	2007	2006
Recourse debt		
Notes payable due December 15, 2007 with interest at 6.875% payable semi-annually on June 15 and December 15	$ 31,166	$ 40,200
Notes payable due May 15, 2008 with interest at 7.98% payable semi-annually on June 1 and December 1	20,000	20,000
Notes payable due May 15, 2011 with interest at 8.39% payable semi-annually on June 1 and December 1	55,000	55,000
Mortgage loan (secured by Wood Dale, Illinois facility) due August 1, 2015 with interest at 5.01%	11,000	11,000
Convertible notes payable due February 1, 2024 with interest at 2.875% payable semi-annually on February 1 and August 1	16,355	16,355
Convertible notes payable due February 1, 2026 with interest at 1.75% payable semi-annually on February 1 and August 1	150,000	150,000
Industrial revenue bond, (secured by trust indenture on property, plant and equipment) due December 1, 2010 with floating interest rate, payable quarterly—interest 3.93% at May 31, 2007	708	908
Total recourse debt	284,229	293,463
Current maturities of recourse debt	(51,366)	(200)
Long-term recourse debt	$232,863	$293,263
Non-recourse debt		
Non-recourse note payable due December 1, 2007 with interest at 6.00%	$ 22,252	$ 27,241
Non-recourse note payable due September 23, 2007 with interest at 8.11%	15,000	—
Non-recourse note payable due April 3, 2015 with interest at 8.38%	6,375	—
Total non-recourse debt	43,627	27,241
Current maturities of non-recourse debt	(22,879)	(1,928)
Long-term non-recourse debt	$ 20,748	$ 25,313

During fiscal 2007 and 2006, we retired $9,034 and $7,180, respectively, of 6.875% notes payable due in December 2007. During the first quarter of fiscal 2007, we restructured the lease and non-recourse debt associated with a 767-300 aircraft. As part of the restructuring, the lender of the non-recourse debt reduced the outstanding principal balance by $2,927 which resulted in a gain on extinguishment of the same amount (see Note 13).

(Dollars in thousands, except per share amounts)

2. Financing Arrangements (Continued)

On February 1, 2006, we completed the sale of $150,000 principal amount of convertible senior notes. The notes are due on February 1, 2026 unless earlier redeemed, repurchased or converted, and bear interest at 1.75% payable semiannually on February 1 and August 1. Costs associated with this transaction of approximately $4,875 are being amortized over a seven-year period. Net proceeds from this transaction were $145,125 and were used in part to repurchase $25,000 of accounts receivable which had been sold under our accounts receivable securitization facility, to repay $25,000 outstanding under our secured revolving credit facility and to purchase aviation equipment for $11,232 which was subject to an operating lease.

A holder may convert the notes into shares of common stock based on a conversion rate of 33.9789 shares per $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately $29.43 per share, under the following circumstances: (i) during any calendar quarter beginning after March 31, 2006 (and only during such calendar quarter), if, as of the last day of the preceding calendar quarter, the closing price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding calendar quarter is more than 120% of the applicable conversion price per share of common stock on the last day of such preceding calendar quarter; (ii) during the five business day period after any five consecutive trading day period in which the "trading price" per $1,000 principal amount of notes for each day of that period was less than 98% of the product of the closing price of our common stock and the then applicable conversion rate; (iii) upon a redemption notice; (iv) if a designated event or similar change of control transaction occurs; (v) upon specified corporate transactions; or (vi) during the ten trading day period ending at the close of business on the business day immediately preceding the stated maturity date on the notes. Upon conversion, we will have the right to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of common stock, at our option, in an amount per note equal to the applicable conversion rate multiplied by the applicable stock price.

We may redeem for cash all or a portion of the notes at any time on or after February 6, 2013 at specified redemption prices. Holders of the notes have the right to require us to purchase for cash all or any portion of the notes on February 1, 2013, 2016 and 2021 at a price equal to 100% of the principal amount of the notes plus accrued interest and unpaid interest, if any, to the purchase date. The notes are senior, unsecured obligations and rank equal in right of payment with all other unsecured and unsubordinated indebtedness.

On May 23, 2007, we financed a narrow-body aircraft purchase with a $15,000 note payable. The note matures September 23, 2007 and bears interest at LIBOR plus 275 basis points. On July 19, 2007, we refinanced this note payable. Proceeds of the new loan were $17,000 and the term of the financing is five years with interest at 7.22%. Accordingly, we have classified the $15,000 note payable outstanding at May 31, 2007 as long-term on the consolidated balance sheet.

The mortgage loan due August 1, 2015 is secured by our Wood Dale, Illinois facility. At May 31, 2007, the net book value of our Wood Dale, Illinois facility is $14,593. The non-recourse note payable due December 2007 is secured by a wide-body aircraft. At May 31, 2007, the net book value of this aircraft is $26,430.

We are subject to a number of covenants under our financing arrangements, including restrictions which relate to the payment of cash dividends, maintenance of minimum net working capital and tangible

(Dollars in thousands, except per share amounts)

2. Financing Arrangements (Continued)

net worth levels, fixed charge coverage ratio, sales of assets, additional financing, purchase of our shares and other matters. We are in compliance with all financial covenants under our financing arrangements. The aggregate amount of long-term recourse debt maturing during each of the next five fiscal years is $51,366 in 2008, $200 in 2009, $200 in 2010, $55,108 in 2011 and $0 in 2012. Our long-term recourse debt was estimated to have a fair value of approximately $300,000 at May 31, 2007. The fair value was determined using available market information.

3. Stock-Based Compensation

We provide stock-based awards under the AAR CORP. Stock Benefit Plan ("Stock Benefit Plan") which has been approved by our stockholders. Under this plan, we are authorized to issue stock options to employees and non-employee directors that allow the grant recipients to purchase shares of common stock at a price not less than the fair market value of the common stock on the date of grant. Generally, stock options awarded under the plan expire ten years from the date of grant and are exercisable in either four or five equal annual increments commencing one year after the date of grant. We issue new common stock upon the exercise of stock options. In addition to stock options, the Stock Benefit Plan also provides for the issuance of restricted stock awards and performance based restricted stock awards, as well as for the granting of stock appreciation units; however, to date, no stock appreciation units have been granted.

Restricted stock grants are designed, among other things, to align employee interests with the interests of stockholders and to encourage the recipient to build a career with the Company. Restricted stock typically vests over periods of three to ten years from date of grant. Restricted stock grants may be performance-based with vesting to occur over periods of one to ten years after the grant is earned. All restricted stock which has not vested carries full dividend and voting rights.

Typically, stock options and restricted stock are subject to forfeiture prior to vesting if the employee terminates employment for any reason other than death, retirement or disability or if we terminate employment for cause. A total of 5,094 shares have been granted under the Stock Benefit Plan since its inception, and as of May 31, 2007, awards representing 3,368 shares were available for future grant under the Stock Benefit Plan.

Effective June 1, 2006, we adopted SFAS No. 123(R), using the modified prospective method of transition. Under SFAS No. 123(R), compensation expense is recognized for stock option grants made after May 31, 2006 and for the unvested portion of outstanding stock options that were granted prior to the adoption of SFAS No. 123(R). Compensation cost is measured based on the grant date fair value of the award and recognized on a straight line basis over the vesting period.

Prior to the adoption of SFAS No. 123(R), we accounted for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," and SFAS No. 123, "Accounting for Stock-Based Compensation". Under APB 25, no compensation expense was recognized for stock option grants, and accordingly share-based compensation related to stock options granted prior to June 1, 2006 was included as pro forma disclosure in the consolidated financial statements.

On April 11, 2006, our Board of Directors approved the acceleration of the vesting of all unvested stock options. As a result of this action, stock options representing approximately 679 shares that were scheduled to vest in fiscal 2007, 2008 and 2009 became fully exercisable effective May 1, 2006. The

(Dollars in thousands, except per share amounts)

3. Stock-Based Compensation (Continued)

accelerated vesting enabled us to reduce the amount of compensation expense that would otherwise be required to be recognized in our consolidated statements of operations with respect to these options upon the adoption of SFAS No. 123(R). The aggregate expense that was eliminated as a result of the acceleration was approximately $1,800. The acceleration resulted in a non-cash, one-time pre-tax stock compensation expense of $362 in the fourth quarter of fiscal 2006.

On June 1, 2006, we granted stock options representing 100 shares to a select group of key leadership track employees. No executive officers were included in the group that received stock option grants. No stock options were granted during fiscal 2006 and 2005 other than reload options, which resulted from the exercise of original stock options granted in prior years. Effective May 1, 2006, the reload provision was eliminated from substantially all outstanding stock option arrangements.

The weighted average fair value of stock options granted during fiscal 2007, 2006 and 2005 was $11.93, $3.71 and $2.87, respectively. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Stock Options Granted In Fiscal Year		
	2007	2006	2005
Risk-free interest rate	5.0%	4.3%	3.3%
Expected volatility of common stock	58.7%	34.1%	45.6%
Dividend yield	0.0%	0.0%	0.0%
Expected option term in years	4.0	1.0	1.1

The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected volatility is based on historical volatility of our common stock and the expected option term represents the period of time that the stock options granted are expected to be outstanding based on historical exercise trends. The dividend yield represents our anticipated cash dividends over the expected option term.

The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS No. 123 to our stock option plan for the years ended May 31, 2006 and 2005.

		For the Year Ended May 31,	
		2006	2005
Net income as reported		$35,163	$15,453
Add: Stock-based compensation expense included in net income as reported, net of tax		2,634	1,540
Deduct: Total stock-based compensation expense determined under fair value method for all awards, net of tax		(6,464)	(5,170)
Pro forma net income		$31,333	$11,823
Earnings per share—basic:	As reported	$ 1.05	$ 0.48
	Pro forma	$ 0.94	$ 0.37
Earnings per share—diluted:	As reported	$ 0.94	$ 0.46
	Pro forma	$ 0.84	$ 0.36

3. Stock-Based Compensation (Continued)

The adoption of SFAS No. 123(R) on June 1, 2006 reduced our operating income from continuing operations by $240 for the year ended May 31, 2007.

A summary of changes in stock option activity for the three years ended May 31, 2007 follows (shares in thousands):

	2007		2006		2005	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	3,080	$16.88	4,607	$15.17	5,154	$14.35
Granted	100	$24.08	364	$22.28	845	$14.66
Exercised	(1,021)	$17.72	(1,818)	$13.70	(1,186)	$11.03
Cancelled	(24)	$17.47	(73)	$15.19	(206)	$16.37
Outstanding at end of year	2,135	$18.30	3,080	$16.88	4,607	$15.17
Options exercisable at end of year	2,038	$18.03	3,080	$16.88	3,414	$17.48

The total fair value of stock options that vested during fiscal 2007, 2006 and 2005 was $0, $1,628 and $818, respectively. The total intrinsic value of stock options exercised during fiscal 2007, 2006 and 2005 was $13,582, $17,148 and $4,315, respectively. The aggregate intrinsic value of options outstanding as of May 31, 2007 was $30,255. The tax benefit realized from stock options exercised during fiscal 2007 and 2006 was $4,345 and $7,553, respectively. As of May 31, 2007, we had $953 of unrecognized compensation expense related to stock options that will be amortized over an average period of five years.

The following table provides additional information regarding stock options outstanding as of May 31, 2007 (shares in thousands):

	Options Outstanding			Options Exercisable	
Option Exercise Price Range	Number Outstanding as of 5/31/07	Weighted-Average Remaining Contractual Life in Years	Weighted-Average Exercise Price	Number Exercisable as of 5/31/07	Weighted-Average Exercise Price
$3.20—$13.00	304	5.9	$ 7.51	304	$ 7.51
$13.01—$18.50	783	4.1	$15.95	783	$15.95
$18.51—$24.50	955	5.0	$23.12	858	$23.01
$24.51—$29.00	93	3.3	$26.26	93	$26.26
	2,135	4.7	$18.30	2,038	$18.03

(Dollars in thousands, except per share amounts)

3. Stock-Based Compensation (Continued)

Restricted Stock

We provide executives and other key employees an opportunity to be awarded restricted shares. The award is contingent upon the achievement of certain performance objectives, including net income and return on capital, or the Company's stock price achieving a certain level over a period of time. After the shares are granted, the restrictions are released over a five to seven year period. During fiscal 2007, 2006 and 2005, we granted 459, 438 and 150 restricted shares, respectively, under this program.

In addition to the performance-based restricted stock awards, we also granted a total of 21 restricted shares to members of the Board of Directors and one non-executive employee during fiscal 2007.

The fair value of restricted shares is the market value of our common stock on the date of grant. Amortization expense related to all restricted shares during fiscal 2007, 2006 and 2005 was $3,458, $3,690 and $1,263 respectively.

Restricted share activity during the fiscal year ended May 31, 2007 is as follows:

	Number of Shares	Weighted Average Fair Value on Grant Date
Nonvested at May 31, 2006	785	$15.06
Granted	480	$32.91
Vested	(195)	$14.20
Forfeited	(3)	$15.88
Nonvested at May 31, 2007	1,067	$23.16

As of May 31, 2006, unearned compensation related to restricted shares was included in unearned restricted stock awards, a separate component of stockholders' equity. Upon the adoption of SFAS No. 123(R), the balance was reclassified to capital surplus. As of May 31, 2007, we had $16,538 of unearned compensation related to restricted shares that will be amortized to expense over a weighted average period of 2.9 years.

Shareholders' Rights Plan

Pursuant to a shareholder rights plan adopted in 1997, each outstanding share of our common stock carries with it a Right to purchase one and one half additional shares at a price of $83.33 per share. The Rights become exercisable (and separate from the shares) when certain specified events occur, including the acquisition of 15% or more of the common stock by a person or group (an "Acquiring Person") or the commencement of a tender or exchange offer for 15% or more of the common stock.

In the event that an Acquiring Person acquires 15% or more of the common stock, or if we are the surviving corporation in a merger involving an Acquiring Person or if the Acquiring Person engages in certain types of self-dealing transactions, each Right entitles the holder to purchase for $83.33 per share (or the then-current exercise price), shares of our common stock having a market value of $166.66 (or two times the exercise price), subject to certain exceptions. Similarly, if we are acquired in a merger or other business combination or 50% or more of our assets or earning power is sold, each Right entitles the holder to purchase at the then-current exercise price that number of shares of common stock of the surviving

(Dollars in thousands, except per share amounts)

3. Stock-Based Compensation (Continued)

corporation having a market value of two times the exercise price. The Rights do not entitle the holder thereof to vote or to receive dividends. The Rights will expire on August 6, 2007, and may be redeemed by us for $.01 per Right under certain circumstances. On July 10, 2007, our Board of Directors adopted a new Shareholders' Rights plan effective August 7, 2007.

On June 20, 2006 our Board of Directors authorized us to purchase up to 1,500 shares of our common stock on the market. This action superseded our previous stock repurchase plan which had remaining authorization to purchase 1,255 shares.

4. Income Taxes

Our pre-tax income was substantially from domestic activities. The provision for income taxes on continuing operations includes the following components:

	For the Year Ended May 31,		
	2007	2006	2005
Current:			
Federal	$ 6,863	$ 1,355	$1,034
State	700	900	420
	7,563	2,255	1,454
Deferred	20,411	8,433	2,112
	$27,974	$10,688	$3,566

The deferred tax provision results primarily from differences between financial reporting and taxable income arising from depreciation and leveraged leases.

The provision for income taxes on continuing operations differs from the amount computed by applying the U.S. federal statutory income tax rate of 35% for fiscal 2007, 2006 and 2005 to income before taxes, for the following reasons:

	For the Year Ended May 31,		
	2007	2006	2005
Provision for income taxes at the federal statutory rate	$30,597	$16,279	$ 8,073
Tax benefits on exempt earnings from export sales	(3,257)	(5,806)	(3,430)
State income taxes, net of federal benefit and refunds	455	585	270
Changes in valuation allowance	—	—	(1,575)
Reduction in income tax accrued liabilities and other	179	(370)	228
Provision for income taxes on continuing operations	$27,974	$10,688	$ 3,566

In October of 2004, the American Jobs Creation Act of 2004 (the "Act") was signed into law and included a number of Federal income tax reforms, including the phase-out of tax benefits on earnings from export sales. This benefit was eliminated effective December 31, 2006 resulting in a lower benefit on exempt earnings from export sales during fiscal 2007.

During the third quarter of fiscal 2006, upon completion of our fiscal 2005 Federal income tax return, we determined that the Company qualified for additional tax benefits of $1,606 related to higher than

(Dollars in thousands, except per share amounts)

4. Income Taxes (Continued)

estimated margin on fiscal 2005 export activities. Similarly, we recorded a $496 benefit during the third quarter of fiscal 2005 which primarily related to additional tax benefits from fiscal 2004 export activities.

Deferred tax liabilities and assets result primarily from the differences in the timing of the recognition of transactions for financial reporting and income tax purposes and consist of the following components:

	May 31,	
	2007	2006
Deferred tax assets-current attributable to:		
Inventory costs	$ 24,162	$ 26,099
Employee benefits (accruals)	(878)	(175)
Allowance for doubtful accounts	1,293	1,473
Advanced billings and other	936	2,469
Total deferred tax assets-current	$ 25,513	$ 29,866
Deferred tax assets-noncurrent attributable to:		
Postretirement benefits (liabilities)	$ 8,366	$ 7,495
Alternative minimum tax carryforwards, NOL carryforwards and foreign tax credit carryforwards	1,063	16,545
Total deferred tax assets-noncurrent	$ 9,429	$ 24,040
Total deferred tax assets	$ 34,942	$ 53,906
Deferred tax liabilities attributable to:		
Depreciation	$(43,031)	$(42,345)
Leveraged leases	(6,518)	(7,052)
Total deferred tax liabilities	$(49,549)	$(49,397)
Net deferred tax assets (liabilities)	$(14,607)	$ 4,509

As of May 31, 2007, we have determined that the realization of our deferred tax assets is more likely than not, and that a valuation allowance is not required based upon our history of operating earnings, the nature of certain of our deferred tax assets, our expectations for continued future earnings and the scheduled reversal of deferred tax liabilities, primarily related to depreciation.

5. Earnings Per Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during each period. The computation of diluted earnings per share is based on the weighted average number of common shares outstanding during the period plus, when their effect is dilutive, incremental shares consisting of shares subject to stock options, shares issuable upon vesting of restricted stock awards and shares issuable upon conversion of convertible debt.

In the third quarter of fiscal 2005, we adopted the provisions of Emerging Issues Task Force Issue No. 04-08, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share" ("EITF No. 04-08"), which requires companies to use the "if converted" method set forth in SFAS No. 128, "Earnings Per Share," for calculating diluted earnings per share when contingently convertible debt is

5. Earnings Per Share (Continued)

outstanding. Under the "if converted" method, the after-tax effect of interest expense related to the convertible securities is added back to net income, and the convertible debt is assumed to have been converted into common shares at the beginning of the period. For comparative purposes, diluted earnings per share information for all periods since the convertible debt securities were issued in February 2004 have been restated as required by EITF No. 04-08.

The following table provides a reconciliation of the computations of basic and diluted earnings per share information for each of the years in the three-year period ended May 31, 2007 (shares in thousands).

	For the Year Ended May 31,		
	2007	2006	2005
Income from continuing operations	$59,447	$35,823	$19,498
Loss from discontinued operations, net of tax	(787)	(660)	(4,045)
Net income	$58,660	$35,163	$15,453
Basic shares:			
Weighted average common shares outstanding	36,389	33,530	32,297
Earnings per share—basic:			
Earnings from continuing operations	$ 1.63	$ 1.07	$ 0.60
Loss from discontinued operations, net of tax	(0.02)	(0.02)	(0.12)
Earnings per share—basic	$ 1.61	$ 1.05	$ 0.48
Net income	$58,660	$35,163	$15,453
Add: After-tax interest on convertible debt	1,965	1,461	1,230
Net income for diluted EPS calculation	$60,625	$36,624	$16,683
Diluted shares:			
Weighted average common shares outstanding	36,389	33,530	32,297
Additional shares from the assumed exercise of stock options	445	487	304
Additional shares from the assumed vesting of restricted stock	499	473	—
Additional shares from the assumed conversion of convertible debt	5,976	4,362	3,604
Weighted average common shares outstanding—diluted	43,309	38,852	36,205
Earnings per share—diluted:			
Earnings from continuing operations	$ 1.42	$ 0.96	$ 0.57
Loss from discontinued operations, net of tax	(0.02)	(0.02)	(0.11)
Earnings per share—diluted	$ 1.40	$ 0.94	$ 0.46

At May 31, 2007, 2006 and 2005, respectively, options to purchase 31 thousand, 1.2 million and 3.4 million shares of common stock were outstanding, but were not included in the computation of diluted earnings per share, because the exercise price of these options was greater than the average market price of the common shares.

(Dollars in thousands, except per share amounts)

6. Employee Benefit Plans

We have defined contribution and defined benefit plans covering substantially all full-time domestic employees and certain employees in The Netherlands.

Defined Benefit Plans

Prior to January 1, 2000, the pension plan for domestic salaried and non-union hourly employees had a benefit formula based primarily on years of service and compensation. Effective January 1, 2000, we converted our defined benefit plan for substantially all domestic salaried and certain hourly employees to a cash balance pension plan. Under the cash balance pension plan, the retirement benefit is expressed as a dollar amount in an account that grows with annual pay-based credits and interest on the account balance. The interest crediting rate under our cash balance plan is determined quarterly and is equal to 100% of the average 30-year treasury rate for the second month preceding the applicable quarter published by the Internal Revenue Service. The average interest crediting rate under our cash balance plan for the fiscal year ended May 31, 2007 was 4.93%. Effective June 1, 2005, the existing cash balance plan was frozen and the annual pay-based credits were discontinued. During the fourth quarter of fiscal 2005, we recorded a $667 curtailment loss associated with this change to the cash balance plan. Also effective June 1, 2005, the defined contribution plan was modified to include increased employer contributions and an enhanced profit sharing formula. Defined pension benefits for certain union hourly employees are based primarily on a fixed amount per year of service.

Certain foreign operations of domestic subsidiaries also have a pension plan which is a defined benefit plan. Benefit formulas are based generally on years of service and compensation. It is the policy of these subsidiaries to fund at least the minimum amounts required by local laws and regulations.

We provide eligible outside directors with benefits upon retirement on or after age 65 provided they have completed at least five years of service as a director. Benefits are paid quarterly in cash equal to 25% of the annual retainer fee payable to active outside directors. Payment of benefits commence upon retirement and continues for a period equal to the total number of years of the retired director's service up to a maximum of ten years, or death, whichever occurs first. In the fourth quarter of fiscal 2001, we terminated the plan for any new members of the Board of Directors elected after May 31, 2001.

We also provide supplemental retirement and profit sharing benefits for current and former executives and key employees to supplement benefits provided by our other benefit plans.

Effective May 31, 2007, we adopted the provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans". SFAS No. 158 requires employers to recognize the overfunded or underfunded status of a defined benefit pension or other postretirement plan as an asset or liability in its statement of financial position, recognize changes in that funded status in the year in which the changes occur through comprehensive income and measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year. We have historically measured the plan assets and liabilities as of our balance sheet date.

(Dollars in thousands, except per share amounts)

6. Employee Benefit Plans (Continued)

Obligations and Funded Status

The following table sets forth the changes in projected benefit obligations and plan assets for all of our pension plans:

	May 31,	
	2007	2006
Change in benefit obligation:		
Benefit obligation at beginning of year	$84,427	$ 90,829
Service cost	1,322	1,567
Interest cost	5,058	4,717
Plan participants' contributions	271	252
Amendments	—	104
Net actuarial loss (gain)	(436)	(7,141)
Benefits paid	(5,835)	(5,901)
Translation	4,640	—
Benefit obligation at end of year	$89,447	$ 84,427
Change in plan assets:		
Fair value of plan assets at beginning of year	$75,121	$ 69,859
Actual return on plan assets	8,471	6,731
Employer contributions	2,947	4,180
Plan participants' contributions	271	252
Benefits paid	(5,835)	(5,901)
Translation	5,070	—
Fair value of plan assets at end of year	$86,045	$ 75,121
Funded status at end of year	$ (3,402)	$ (9,306)
Unrecognized actuarial losses		24,416
Unrecognized prior service cost		1,021
Accumulated other comprehensive loss—minimum pension liability		(20,159)
Net amount recognized		$ (4,028)

Amounts recognized in the consolidated balance sheets consisted of the following:

	May 31,	
	2007	2006
Deposits, prepaids and other	$ —	$ 2,633
Other assets	3,456	16,820
Accrued liabilities	(2,450)	(3,322)
Other liabilities and deferred income	(4,408)	—
	$(3,402)	$16,131

(Dollars in thousands, except per share amounts)

6. Employee Benefit Plans (Continued)

Amounts recognized in accumulated comprehensive loss, net of tax consisted of the following:

	May 31, 2007	May 31, 2006
Actuarial loss	$13,683	$ —
Prior service cost	571	—
Minimum pension liability	—	13,103
Total	$14,254	$13,103

Prior to the adoption of SFAS No. 158, a minimum pension liability adjustment was required when the actuarial present value of accumulated plan benefits exceeded plan assets and accrued pension liabilities. During fiscal 2007, we reduced the minimum pension liability by $3,104, and $1,921, net of tax, was reported as a component of comprehensive income.

Information for pension plans with an accumulated benefit obligation in excess of plan assets was as follows:

	May 31, 2007	May 31, 2006
Projected benefit obligation	$65,027	$63,963
Accumulated benefit obligation	64,381	63,077
Fair value of plan assets	58,170	53,307

The accumulated benefit obligation for all pension plans was $82,820 and $82,077 as of May 31, 2007 and 2006, respectively.

Net Periodic Benefic Cost

Pension expense charged to results of operations includes the following components:

	For the Year Ended May 31, 2007	2006	2005
Service cost	$ 1,322	$ 1,567	$ 2,841
Interest cost	5,058	4,717	4,899
Expected return on plan assets	(6,029)	(5,764)	(5,701)
Amortization of prior service cost	109	112	295
Recognized net actuarial loss	633	1,052	1,155
Transitional obligation	—	—	68
Curtailment	—	—	667
Settlement charge	201	156	—
	$ 1,294	$ 1,840	$ 4,224

(Dollars in thousands, except per share amounts)

6. Employee Benefit Plans (Continued)

Adoption of SFAS No. 158

Effective May 31, 2007, we adopted the provisions of SFAS No. 158. The incremental effect of applying SFAS No. 158 for all of our plans on individual line items in the consolidated balance sheet as of May 31, 2007 was as follows:

	Before Application of SFAS No. 158	Adjustments Increase (Decrease)	After Application of SFAS No. 158
Deposits, prepaids and other	$ 17,096	$ (4,489)	$ 12,607
Other assets	84,268	(14,614)	69,654
Total assets	1,086,736	(19,103)	1,067,633
Accrued liabilities	90,640	(18,618)	72,022
Deferred tax liabilities	42,026	(1,905)	40,121
Other liabilities and deferred income	18,194	4,958	23,152
Accumulated other comprehensive loss	(10,362)	(3,537)	(13,899)
Stockholders' equity	497,780	(3,537)	494,243

Assumptions

The assumptions used in accounting for the Company's plans are estimates of factors including, among other things, the amount and timing of future benefit payments. The following table presents the key assumptions used in the measurement of the Company's benefit obligations:

	May 31, 2007	May 31, 2006
Domestic plans:		
Discount rate	6.05%	6.40%
Rate of compensation increase	3.50	3.50

	May 31, 2007	May 31, 2006
Non-domestic plans:		
Discount rate	5.10%	4.75%
Rate of compensation increase	3.00	3.00

(Dollars in thousands, except per share amounts)

6. Employee Benefit Plans (Continued)

A summary of the weighted average assumptions used to determine net periodic pension expense is as follows:

	For the Year Ended May 31,		
	2007	2006	2005
Domestic plans:			
Discount rate	6.40%	5.40%	6.50%
Rate of compensation increase	3.50	3.00	3.00
Expected long-term return on plan assets	8.50	8.50	8.50
Non-domestic plans:			
Discount rate	4.75%	4.25%	5.50%
Rate of compensation increase	3.00	3.00	3.25
Expected long-term return on plan assets	6.50	6.50	6.50

The discount rate was determined by projecting the plan's expected future benefit payments as defined for the projected benefit obligation, discounting those expected payments using a theoretical zero-coupon spot yield curve derived from a universe of high-quality bonds as of the measurement date, and solving for the single equivalent discount rate that resulted in the same projected benefit obligation. Constraints were applied with respect to callability and credit quality. In addition, 3% of the bonds were deemed outliers due to questionable pricing information and consequently were excluded from consideration.

Plan Assets

The following table sets forth the actual asset allocation and target allocations for our U.S. pension plans:

	May 31,		Target Asset Allocation
	2007	2006	
Equity securities	67%	65%	45–75%
Fixed income securities	21	27	25–55%
Other (fund-of funds hedge fund)	12	8	0–20%
	100%	100%	

The assets of U.S pension plans are invested in compliance with the Employee Retirement Income Security Act of 1974 (ERISA). The investment goals are to provide a total return that, over the long term, optimizes the long-term return on plan assets at an acceptable risk, and to maintain a broad diversification across asset classes and among investment managers. Direct investments in our securities and the use of derivatives for the purpose of speculation are not permitted. The assets of the U.S. pension plans are invested primarily in equity and fixed income mutual funds, individual common stocks and investments in fund-of funds hedge funds.

The assets of the non-domestic plan are invested in compliance with local laws and regulations and are comprised of insurance contracts and equity and fixed income mutual funds.

(Dollars in thousands, except per share amounts)

6. Employee Benefit Plans (Continued)

To develop our expected long-term rate of return assumption on domestic plans, we use long-term historical return information for our targeted asset mix and current market conditions.

Cash Flow

The following table summarizes our estimated future pension benefits by fiscal year:

	Fiscal Year					
	2008	2009	2010	2011	2012	2013 to 2017
Estimated pension benefits	$7,022	$5,535	$5,523	$5,504	$5,668	$29,217

Our contribution policy for the domestic plans is to contribute annually, at a minimum, an amount which is deductible for federal income tax purposes and that is sufficient to meet actuarially computed pension benefits. We anticipate contributing $2,000 to $4,000 during fiscal 2008.

Additional Information

The estimated amounts for our plans that will be amortized from accumulated other comprehensive income into expense over the next fiscal year are as follows:

Amortization of net actuarial loss	$727
Amortization of prior service cost	$148

Postretirement Benefits Other Than Pensions

We provide health and life insurance benefits for certain eligible retirees. The postretirement plans are unfunded, and we have the right to modify or terminate any of these plans in the future, in certain cases, subject to union bargaining agreements. In fiscal 1995, we completed termination of postretirement health and life insurance benefits attributable to future services of collective bargaining and other domestic employees. The unfunded projected benefit obligation for this plan was $1,370 and $1,363 as of May 31, 2007 and 2006, respectively. We have omitted substantially all of the required disclosures related to this plan because the plan is not material to our consolidated financial position or results of operations. Effective May 31, 2007, we adopted the provisions of SFAS No. 158 for this plan resulting in an increase to comprehensive loss of $465, net of tax.

Defined Contribution Plan

The defined contribution plan is a profit sharing plan which is intended to qualify as a 401(k) plan under the Internal Revenue Code. Under the plan, employees may contribute up to 75% of their pretax compensation, subject to applicable regulatory limits. We may make matching contributions up to 5% of compensation as well as discretionary profit sharing contributions. Company contributions vest on a pro-rata basis during the first three years of employment. Expense charged to results of operations for Company matching contributions, including profit sharing contributions, was $5,501 in fiscal 2007, $4,216 in fiscal 2006 and $897 in fiscal 2005.

(Dollars in thousands, except per share amounts)

7. Aircraft Joint Ventures

We have invested in limited liability companies that are accounted for under the equity method of accounting. Our membership interest in these limited liability companies is 50% and the primary business of these companies is the acquisition, ownership, lease and disposition of certain narrow-body commercial aircraft. Acquired aircraft are purchased with cash contributions by the members of the companies and debt financing provided on a limited recourse basis. Twelve aircraft are held in the joint ventures at May 31, 2007. Under the terms of a servicing agreement with certain of the limited liability companies, we provide administrative services and technical advisory services, including aircraft evaluations, oversight and logistical support of the maintenance process and records management. We also provide remarketing services with respect to the divestiture of aircraft by the limited liability companies. During fiscal 2007, 2006 and 2005, we were paid $1,115, $574 and $229, respectively, for such services. The income tax benefit or expense related to the operations of the ventures is recorded by the member companies.

Distributions from joint ventures are classified as operating or investing activities in the statement of cash flows based upon an evaluation of the specific facts and circumstances of each distribution to determine its nature.

Summarized financial information for these limited liability companies is as follows:

	For the Year Ended May 31,		
	2007	2006	2005
Statement of operations information:			
Sales	$81,626	$28,857	$11,249
Income before provision for income taxes	16,877	3,314	1,136

	May 31,	
	2007	2006
Balance sheet information:		
Assets	$117,185	$123,177
Debt	80,425	64,934
Members' capital	31,603	54,949

We also have an investment in an aircraft joint venture company that we consolidate. We consolidate the financial position and results of operations of this joint venture because we are the primary beneficiary of the joint venture. The equity interest of the other partner in the joint venture is recorded as a minority interest, which was included in other non-current liabilities at May 31, 2007.

8. Equipment on Long-Term Lease

In August 2005, we entered into a ten-year agreement with a customer to provide supply chain services for their fleet of CRJ 700/900 and ERJ 145 regional jets. As part of the agreement, we purchased from the customer approximately $36,500 of equipment to support the program. The equipment was purchased with an initial cash payment of $22,750, with the remaining balance of approximately $13,750 due in three installments ending in August 2008. The equipment is included in equipment on long-term lease on the consolidated balance sheet and is being depreciated on a straight-line basis over 10 years to a

(Dollars in thousands, except per share amounts)

8. Equipment on Long-Term Lease (Continued)

30% residual value. The current portion of the deferred payments is included in accounts payable and the long-term portion is included in other liabilities and deferred income on the consolidated balance sheet.

In November 2005, we signed a similar supply chain services agreement with this same customer to support their fleet of CRJ 200 regional jets. Under the terms of the agreement, we purchased from the customer approximately $21,900 of equipment to support the program. The equipment was purchased with an initial cash payment of $16,750, with the remaining balance of approximately $5,150 due in two installments ending in August 2009. The deferred payment obligation is included in other liabilities and deferred income on the consolidated balance sheet.

9. Commitments and Contingencies

On October 3, 2003, we entered into a sale-leaseback transaction whereby the Company sold and leased back a facility located in Garden City, New York. The lease is classified as an operating lease in accordance with SFAS No. 13 "Accounting for Leases". Net proceeds from the sale of the facility were $13,991 and the cost and related accumulated depreciation of the facility of $9,472 and $4,595, respectively, were removed from the consolidated balance sheet. The gain realized on the sale of $9,114 has been deferred and is being amortized over the 20-year lease term in accordance with SFAS No. 13. The unamortized balance of the deferred gain as of May 31, 2007 is $7,533 and is included in other liabilities and deferred income on the consolidated balance sheet.

In June 2004, we signed an agreement to occupy a portion of the Indianapolis Maintenance Center (IMC). In fiscal 2005, we commenced airframe maintenance operations at the IMC and currently occupy seven bays and certain office space, with options to occupy up to three additional bays. Under the terms of the lease, we are entitled to receive rent credits as we increase the number of bays we occupy. During fiscal 2007, 2006 and 2005, we received $700, $1,700 and $350, respectively, of such rent credits and in accordance with SFAS No. 13, we are treating the rent credits as lease incentives, which are being amortized over the term of the lease.

In addition to the Garden City and IMC leases, we lease other facilities and equipment as well as aviation equipment under agreements that are classified as operating leases that expire at various dates through 2023. Future minimum payments under all operating leases at May 31, 2007 are as follows:

	Future Minimum Payments	
Year	Facilities and Equipment	Aviation Equipment
2008	$ 9,426	$3,840
2009	8,385	3,840
2010	7,110	1,280
2011	5,689	—
2012	5,346	—
2013 and thereafter	25,642	—

(Dollars in thousands, except per share amounts)

9. Commitments and Contingencies (Continued)

Rental expense during the past three fiscal years was as follows:

	For the Year Ended May 31,		
	2007	2006	2005
Facilities and Equipment	$14,412	$12,514	$9,445
Aviation Equipment	3,471	1,538	2,629

We routinely issue letters of credit and performance bonds in the ordinary course of our business. These instruments are typically issued in conjunction with insurance contracts or other business requirements. The total of these instruments outstanding at May 31, 2007 was approximately $11,891.

We are involved in various claims and legal actions, including environmental matters, arising in the ordinary course of business (see Item 3 Legal Proceedings). In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial condition or results of operations.

10. Discontinued Operations

During the third quarter of fiscal 2007, we decided to exit our non-core industrial turbine business based in Frankfort, New York. The industrial turbine business is a unit within the Structures and Systems segment and is expected to be sold within 12 months. Net assets of the business were approximately $4,500 at May 31, 2007 and consisted of $1,800 of accounts receivable, $1,200 of inventory, $2,100 of net property, plant and equipment and $600 of accounts payable.

On February 17, 2005, we sold substantially all of the assets, subject to certain liabilities, of our engine component repair business, located in Windsor, Connecticut. The engine component repair business was a unit within the Aviation Supply Chain segment. We received as consideration cash of $7,700 and acquired inventory having a value of approximately $1,200, subject to certain adjustments. As a result of the transaction, we recorded a pre-tax charge of $3,651 ($2,321 after-tax), representing the loss on disposal. Of the $3,651 pre-tax charge, severance charges were $287 and closing costs related to the transaction were $619. The remaining portion of the charge of $2,745 represents the difference between the consideration received and the net book value of the assets sold.

Revenues and pre-tax operating loss for fiscal years 2007, 2006 and 2005 for the discontinued operations are summarized as follows:

	For the Year Ended May 31,		
	2007	2006	2005
Revenues	$ 7,778	$11,766	$13,319
Pre-tax operating loss	$(1,212)	$ (1,015)	$ (2,800)

11. Acquisitions

On January 12, 2007, we acquired substantially all the assets of Reebaire, a regional airframe maintenance and repair overhaul facility located in Hot Springs, Arkansas. This acquisition increases our

(Dollars in thousands, except per share amounts)

11. Acquisitions (Continued)

regional MRO capacity in North America. The purchase price was approximately $11,800 and was paid in cash.

Our cost to acquire Reebaire has been preliminarily allocated to the assets acquired based on estimated fair values. The allocation is subject to adjustment when additional information concerning asset valuations is finalized. We have preliminarily allocated the purchase price as follows:

Inventory	$ 560
Equipment	660
Identifiable intangibles	1,580
Goodwill	9,000

We anticipate that the asset valuation will be completed in the first quarter of fiscal 2008.

On April 2, 2007, we acquired Brown, a privately held defense contractor that provides engineering, design, manufacturing and systems integration services. Brown will operate as part of our Structures and Systems segment. The purchase price was approximately $26,700 and was paid in cash. We have not yet finalized the purchase price allocation for the Brown acquisition and are in the process of obtaining valuations for the acquired net assets.

The results of operations subsequent to the date of the acquisitions are included in the consolidated financial statements. Had the results of the acquisitions been included in the consolidated financial statements for each of the periods presented, the effect would not have been material.

12. Gain on Sale of Product Line

During the first quarter of fiscal 2007, we sold substantially all assets, subject to certain liabilities, of a product line within our Structures and Systems segment. Proceeds from the sale were $6,567 and the net carrying value of the assets sold was $1,209, resulting in a gain on sale of product line of $5,358. The gain on this transaction has been classified as a component of operating income in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

13. Impairment Charges

During the first quarter of fiscal 2007, we recorded an impairment charge related to certain engine parts in the amount of $4,750. These parts were acquired prior to September 11, 2001, and were subject to impairment charges recorded in fiscal 2003 and 2002. The fiscal 2007 impairment charge was triggered by our decision to aggressively pursue the liquidation of this inventory. We made this decision to recognize the impairment due to the impact of persistently high fuel costs and fewer operators on demand for these parts, as well as to better align human and physical resources with higher potential opportunities in the rapidly growing Aviation Supply Chain segment. We had previously recorded impairment charges of $5,360 during the fourth quarter of fiscal 2003 and $75,900 during the second quarter of fiscal 2002 related to engine and airframe parts and whole engines.

(Dollars in thousands, except per share amounts)

13. Impairment Charges (Continued)

A summary of the carrying value of impaired inventory and engines, after giving effect to all impairment charges recorded by us in fiscal 2007, 2003 and 2002 is as follows:

	May 31, 2007	May 31, 2006	May 31, 2005	November 30, 2001
Net impaired inventory and engines....	$27,400	$36,000	$43,200	$89,600

Proceeds from sales of impaired inventory and engines for the twelve-month periods ended May 31, 2007, 2006, and 2005 were $3,800, $7,300 and $7,900, respectively.

Other Impairment and Gain on Extinguishment of Debt

During the first quarter of fiscal 2007, we restructured the lease and non-recourse debt on a wholly-owned wide-body aircraft. This aircraft was originally purchased prior to September 11, 2001. As a result of the restructuring of the lease and debt, we recorded a $2,927 gain on extinguishment of debt. Further, we decided to offer this aircraft for sale and recorded a $2,902 impairment charge to reduce the carrying value of the aircraft to its estimated net realizable value. At May 31, 2007, the carrying value of this aircraft is $26,430 and is reported in equipment on or available for short term lease on the consolidated balance sheets.

14. Other Noncurrent Assets

At May 31, 2007 and 2006, other noncurrent assets consisted of the following:

	May 31,	
	2007	2006
Capitalized program development costs	$24,343	$ 7,459
Cash surrender value of life insurance........................	9,729	8,444
Investment in leveraged lease	9,096	9,236
Notes receivable..	6,303	11,026
Debt issuance costs	5,327	5,956
Licenses and rights	1,871	2,357
Other..	12,985	23,577
	$69,654	$68,055

Program Development Costs

In June 2005, we announced that our Cargo Systems business was selected to provide cargo handling systems for the new A400M cargo aircraft. We are teaming with PFW on the program. Our portion of the revenue from this program is expected to exceed $300,000 through fiscal 2015, based on sales projections of the A400M. As of May 31, 2007, we have incurred approximately $24,000 of costs associated with the engineering and development of the cargo system and have capitalized these costs in accordance with SOP 81-1 "Accounting for Performance of Construction—Type and Certain Production—Type Contracts". Sales and related cost of sales will be recognized on the units of delivery method.

(Dollars in thousands, exept per share amounts)

15. Business Segment Information

Segment Reporting

We report our activities in four business segments: Aviation Supply Chain; Maintenance, Repair and Overhaul; Structures and Systems; and Aircraft Sales and Leasing.

Sales in the Aviation Supply Chain segment are derived from the sale and lease of a wide variety of new, overhauled and repaired engine and airframe parts and components to the commercial aviation and defense markets, as well as the repair and overhaul of a wide range of commercial and military aircraft airframe parts. We also provide customized inventory supply and management programs and performance-based logistics programs for engine and airframe parts and components. Sales also include the sale and lease of commercial jet engines. Cost of sales consists principally of the cost of product (primarily aircraft and engine parts), direct labor and overhead (primarily indirect labor, facility cost and insurance).

Sales in the Maintenance, Repair and Overhaul segment are principally derived from aircraft maintenance and storage and the repair and overhaul of most commercial landing gear types. Cost of sales consists principally of the cost of product (primarily replacement aircraft parts), direct labor and overhead.

Sales in the Structures and Systems segment are derived from the manufacture and sale of containers, pallets and shelters used to support the U.S. military's tactical deployment requirements, in-plane cargo loading and handling systems for commercial and military applications and composite products for aviation and industrial use. Cost of sales consists principally of the cost of product, direct labor and overhead.

Sales in the Aircraft Sales and Leasing segment are derived from the sale and lease of commercial aircraft and technical and advisory services. Cost of sales consists principally of the cost of product (aircraft), labor and the cost of lease revenue (primarily depreciation, lease expense and insurance).

The accounting policies for the segments are the same as those described in Note 1. Our chief operating decision making officer (Chief Executive Officer) evaluates performance based on the reportable segments and utilizes gross profit as a primary profitability measure. The expenses and assets related to corporate activities are not allocated to the segments. Our reportable segments are aligned principally around differences in products and services.

Gross profit is calculated by subtracting cost of sales from sales. Selected financial information for each reportable segment is as follows:

	For the Year Ended May 31,		
	2007	2006	2005
Net sales:			
Aviation Supply Chain	$ 543,674	$461,166	$390,060
Maintenance, Repair and Overhaul	211,516	182,258	111,932
Structures and Systems	264,083	228,747	193,296
Aircraft Sales and Leasing	41,896	13,347	45,139
	$1,061,169	$885,518	$740,427

(Dollars in thousands, exept per share amounts)

15. Business Segment Information (Continued)

	For the Year Ended May 31,		
	2007	2006	2005
Gross profit:			
Aviation Supply Chain	$ 114,383	$ 99,255	$ 67,672
Maintenance, Repair and Overhaul	29,915	25,914	14,414
Structures and Systems	36,021	33,711	35,184
Aircraft Sales and Leasing	3,828	4,341	3,305
	$ 184,147	$163,221	$120,575

	May 31,		
	2007	2006	2005
Total assets:			
Aviation Supply Chain	$ 449,918	$422,519	$298,477
Maintenance, Repair and Overhaul	124,482	91,332	86,271
Structures and Systems	190,386	113,189	97,780
Aircraft Sales and Leasing	156,357	141,158	119,581
Corporate	146,490	210,621	130,121
	$1,067,633	$978,819	$732,230

	For the Year Ended May 31,		
	2007	2006	2005
Capital expenditures:			
Aviation Supply Chain	$ 5,376	$ 5,093	$ 3,777
Maintenance, Repair and Overhaul	4,742	2,556	2,817
Structures and Systems	18,601	6,806	5,222
Aircraft Sales and Leasing	4	—	48
Corporate	1,168	1,841	1,169
	$ 29,891	$ 16,296	$ 13,033

	For the Year Ended May 31,		
	2007	2006	2005
Depreciation and amortization:			
Aviation Supply Chain	$ 12,449	$ 11,849	$ 10,768
Maintenance, Repair and Overhaul	2,939	2,834	2,534
Structures and Systems	4,939	4,929	4,481
Aircraft Sales and Leasing	8,725	6,553	7,315
Corporate	3,147	3,057	4,080
	$ 32,199	$ 29,222	$ 29,178

(Dollars in thousands, exept per share amounts)

15. Business Segment Information (Continued)

The following table reconciles segment gross profit to consolidated income before provision for income taxes.

	For the Year Ended May 31,		
	2007	2006	2005
Segment gross profit	$ 184,147	$163,221	$120,575
Selling, general and administrative and other	(105,091)	(99,551)	(86,226)
Earnings from aircraft joint ventures	10,952	1,502	568
Gain on sale of product line	5,358	—	—
Gain (loss) on extinguishment of debt	2,927	(3,893)	3,562
Interest expense	(16,701)	(18,004)	(16,917)
Interest income and other	5,829	3,236	1,502
Income before provision for income taxes	$ 87,421	$ 46,511	$ 23,064

No single non-government customer represents 10% or more of total sales in any of the last three fiscal years. Sales to the U.S. Department of Defense and its contractors by segment are as follows:

	For the Year Ended May 31,		
	2007	2006	2005
Aviation Supply Chain	$ 75,185	$ 77,340	$ 69,027
Maintenance, Repair and Overhaul	32,184	31,089	25,976
Structures and Systems	217,911	185,349	154,213
	$325,280	$293,778	$249,216
Percentage of total sales	30.7%	33.2%	33.7%

Geographic Data

	May 31,	
	2007	2006
Long-lived assets:		
United States	$410,285	$343,121
Europe	11,440	11,090
Other	187	154
	$421,912	$354,365

Export sales from our U.S. operations to unaffiliated customers, the majority of which are located in Europe, the Middle East, Canada, Mexico, South America and Asia (including sales through foreign sales offices of domestic subsidiaries), were approximately $220,974 (20.8% of total sales), $180,752 (20.4% of total sales) and $178,025 (24.0% of total sales) in fiscal 2007, 2006 and 2005, respectively.

AAR CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, exept per share amounts)

16. Selected Quarterly Data (Unaudited)

The unaudited selected quarterly data for fiscal years ended May 31, 2007 and 2006 follows.

Fiscal 2007

Quarter	Sales	Gross Profit	Net Income from Continuing Operations	Diluted Earnings Per Share-Continuing Operations
First	$ 240,242	$ 35,371	$12,229	$0.30
Second	244,272	45,903	13,982	0.34
Third	270,978	47,275	15,519	0.37
Fourth	305,677	55,598	17,717	0.42
	$1,061,169	$184,147	$59,447	$1.42

Fiscal 2006

Quarter	Sales	Gross Profit	Net Income from Continuing Operations	Diluted Earnings Per Share-Continuing Operations
First	$197,073	$ 34,418	$ 5,335	$0.15
Second	215,394	37,621	7,944	0.22
Third	223,398	43,106	9,195	0.24
Fourth	249,653	48,076	13,349	0.32
	$885,518	$163,221	$35,823	$0.96

17. Allowance for Doubtful Accounts

	May 31, 2007	2006	2005
Balance, beginning of year	$ 6,466	$ 5,863	$ 6,310
Provision charged to operations	1,500	2,580	2,391
Deductions for accounts written off, net of recoveries	(4,081)	(1,977)	(2,838)
Balance, end of year	$ 3,885	$ 6,466	$ 5,863

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

As required by Rules 13a-15(e) and 15d-15(e) of the Act, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of May 31, 2007. This evaluation was carried out under the supervision and with participation of our Chief Executive Officer and Chief Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Therefore, effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of May 31, 2007, ensuring that information required to be disclosed in the reports that are filed under the Act is recorded, processed, summarized and reported in a timely manner.

There were no changes in our internal control over financial reporting during the three-month period ended May 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The Company's Common Stock is listed on the New York Stock Exchange ("NYSE") under the ticker symbol "AIR". On October 27, 2006, our Chief Executive Officer certified to the NYSE pursuant to Rule 303A.12(a) that, as of the date of that certification, he was not aware of any violation by the Company of the NYSE's Corporate Governance listings standards.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of AAR CORP. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems which are determined to be effective provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of its internal control over financial reporting based on criteria for effective internal control over financial reporting described in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our assessment, management concluded that the Company maintained effective internal control over financial reporting as of May 31, 2007. Our assessment of the effectiveness of our internal control over financial reporting as of May 31, 2007, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its report which is included herein.

The scope of management's assessment of the effectiveness of internal control over financial reporting includes all of our Company's consolidated subsidiaries except for Brown International Corporation ("Brown"), a business acquired by our Company on April 2, 2007. Our Company's consolidated net sales for the year-ended May 31, 2007 were $1,061,169 of which Brown represented $12,368. Our Company's consolidated total assets as of May 31, 2007 were $1,067,633, of which Brown represented $33,043.

Report of Independent Registered Public Accounting Firm

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF AAR CORP.:

We have audited management's assessment, included in the accompanying Management Report on Internal Control Over Financial Reporting, that AAR CORP. and subsidiaries (the Company) maintained effective internal control over financial reporting as of May 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of May 31, 2007, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by COSO. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of May 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by COSO.

The scope of management's assessment of the effectiveness of internal control over financial reporting as of May 31, 2007 includes all of the Company's consolidated subsidiaries except for Brown International Corporation (Brown), a business acquired by the Company on April 2, 2007. The Company's consolidated net sales for the year-ended May 31, 2007 were $1,061,169, of which Brown represented $12,368. The Company's consolidated total assets as of May 31, 2007 were $1,067,633 of which Brown represented $33,043. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over the financial reporting of Brown.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of May 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended May 31, 2007, and our report dated July 19, 2007 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Chicago, Illinois
July 19, 2007

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item regarding the Directors of the Company and nominees for election of the Board is incorporated by reference to the information contained under the caption "Board of Directors" in our definitive proxy statement for the 2007 Annual Meeting of Stockholders.

The information required by this item regarding the Executive Officers of the Company appears under the caption "Executive Officers of the Registrant" in Part I, Item 4 above.

The information required by this item regarding the compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated by reference to the information contained under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive proxy statement for the 2007 Annual Meeting of Stockholders.

The information required by this item regarding the identification of the Audit Committee as a separately-designated standing committee of the Board is incorporated by reference to the information contained under the caption "Board Committees" in our definitive proxy statement for the 2007 Annual Meeting of Stockholders, and information required by this item regarding the status of one or more members of the Audit Committee being an "audit committee financial expert" is incorporated by reference to the information contained under the caption "Board Committees" in our definitive proxy statement for the 2007 Annual Meeting of Stockholders.

The information required by this item regarding our Code of Business Ethics and Conduct applicable to our directors, officers and employees is incorporated by reference to the information contained under the caption "Corporate Governance Information" in our definitive proxy statement for the 2007 Annual Meeting of Stockholders.

There have been no material changes to the procedures by which stockholders may recommend nominees to the Company's board of directors. For a description of those procedures, see the caption "Board of Directors" in our definitive proxy statement for the 2007 Annual Meeting of Stockholders.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to the information contained under the captions "Executive Compensation and Other Information", "Compensation Committee Report", "Employment and Other Agreements" and "Directors' Compensation" in our definitive proxy statement for the 2007 Annual Meeting of Stockholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item regarding security ownership of certain beneficial owners and management is incorporated by reference to the information contained under the caption "Security Ownership of Management and Others" in our definitive proxy statement for the 2007 Annual Meeting of Stockholders.

The following table provides information as of May 31, 2007 with respect to the Company's compensation plans under which equity securities of the Company are authorized for issuance:

	Equity Compensation Plan Information		
	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders....................	2,135	$18.30	3,368
Equity compensation plans not approved by security holders.................	—	—	—
Total..............................	2,135	$18.30	3,368

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to the information contained under the captions "Board of Directors—Director Independence" and "Corporate Governance Information—Related Party Transactions" in our definitive proxy statement for the 2007 Annual Meeting of Stockholders.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference to the information contained under the caption "Independent Registered Public Accounting Firm Fees and Services" in our definitive proxy statement for the 2007 Annual Meeting of Stockholders.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) and (2) Financial Statements and Financial Statement Disclosures

The following financial statements are filed as a part of this report under "Item 8—Financial Statements and Supplementary Data"

	Page
Report of Independent Registered Public Accounting Firm	26
Financial Statements—AAR CORP. and Subsidiaries:	
Consolidated Statements of Operations for the three years ended May 31, 2007	27
Consolidated Balance Sheets as of May 31, 2007 and 2006	28-29
Consolidated Statements of Stockholders' Equity for the three years ended May 31, 2007	30
Consolidated Statements of Cash Flows for the three years ended May 31, 2007	31
Notes to Consolidated Financial Statements	32-61
Selected quarterly data (unaudited) for the years ended May 31, 2007 and 2006 (Note 16 of Notes to Consolidated Financial Statements)	61

(a)(3) Exhibits

The Exhibits filed as part of this report are set forth in the Exhibit Index contained elsewhere herein. Management contracts and compensatory arrangements have been marked with an asterisk (*) on the Exhibit Index.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

AAR CORP.
(Registrant)

Date: July 20, 2007

BY: /s/ DAVID P. STORCH
David P. Storch
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ David P. Storch David P. Storch	*Chairman and Chief Executive Officer; Director (Principal Executive Officer)*	July 20, 2007
/s/ Timothy J. Romenesko Timothy J. Romenesko	*President and Chief Operating Officer; Director*	
/s/ Richard J. Poulton Richard J. Poulton	*Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)*	
/s/ Michael J. Sharp Michael J. Sharp	*Vice President and Controller (Principal Accounting Officer)*	
/s/ Michael R. Boyce Michael R. Boyce	*Director*	
/s/ James G. Brocksmith, Jr. James G. Brocksmith, Jr.	*Director*	
/s/ Gerald F. Fitzgerald, Jr. Gerald F. Fitzgerald, Jr.	*Director*	
/s/ Ronald R. Fogleman Ronald R. Fogleman	*Director*	
/s/ James E. Goodwin James E. Goodwin	*Director*	
/s/ Patrick J. Kelly Patrick J. Kelly	*Director*	
/s/ Marc J. Walfish Marc J. Walfish	*Director*	
/s/ Ronald B. Woodard Ronald B. Woodard	*Director*	

EXHIBIT INDEX

Index		Exhibits	
3.	Articles of Incorporation and By-Laws	3.1	Restated Certificate of Incorporation; Amendments thereto dated November 3, 1987, October 19, 1988, October 16, 1989 and November 3, 1999.[20]
		3.2	By-Laws as amended (filed herewith).
4.	Instruments defining the rights of security holders	4.1	Restated Certificate of Incorporation and Amendments (see Exhibit 3.1).
		4.2	By-Laws as amended (See Exhibit 3.2).
		4.3	Rights Agreement between the Registrant and the First National Bank of Chicago dated July 8, 1997[9] and amended October 16, 2001.[14]
		4.4	Indenture dated October 15, 1989 between the Registrant and U.S. Bank Trust National Association (formerly known as First Trust, National Association, as successor in interest to Continental Bank, National Association) as Trustee, relating to debt securities;[3] First Supplemental Indenture thereto dated August 26, 1991;[4] Second Supplemental Indenture thereto dated December 10, 1997.[10]
		4.5	Officers' certificates relating to debt securities dated October 24, 1989,[6] October 12, 1993,[6] December 15, 1997,[16] and May 30, 2003.[16]
		4.6	Note Purchase Agreement dated May 1, 2001 between Registrant and various purchasers, relating to the issuance of debt securities to institutional investors.[13]
		4.7	Form of 2.875% Senior Convertible Note.[18]
		4.8	Indenture between AAR CORP. as Issuer and U.S. Bank National Association, as Trustee dated February 3, 2004.[18]
		4.9	Registration Rights Agreement between AAR CORP. and Goldman, Sachs & Co., as representative of the several Purchasers, dated February 3, 2004. [18]
		4.10	Loan Agreement dated July 15, 2005 between Registrant's Subsidiary, AAR Wood Dale LLC and Principal Commercial Funding, LLC.[22]
		4.11	Purchase Agreement between AAR CORP. and Merrill Lynch & Co., for itself and as representative of the other Initial Purchasers, dated January 26, 2006. [26]
		4.12	Form of 1.75% Senior Convertible Note.[27]
		4.13	Indenture between AAR CORP. and U.S. Bank, National Association, as trustee, dated February 1, 2006.[27]
		4.14	Registration Rights Agreement between AAR CORP. and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representative of the initial purchasers, dated February 1, 2006.[27]

Index			Exhibits
		4.15	Credit Agreement dated August 31, 2006 among AAR CORP., LaSalle Bank National Association, as administrative agent, and the various financial institutions party thereto.[31]
		4.16	Rights Agreement between the Registrant and Computershare Trust Company, N.A. dated July 11, 2007.[33]
			Pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K, the Registrant is not filing certain documents. The Registrant agrees to furnish a copy of each such document upon the request of the Commission.
10.	Material Contracts	10.1*	Amended and Restated AAR CORP. Stock Benefit Plan effective October 1, 2001,[14] as amended June 27, 2003,[16] May 5, 2005,[21] July 12, 2005,[28] June 23, 2006 (filed herewith) and January 23, 2007 (filed herewith).
		10.2*	Death Benefit Agreement dated August 24, 1984 between the Registrant and Ira A. Eichner.[1] Amendments thereto dated August 12, 1988,[2] May 25, 1990[11] and October 9, 1996,[11] and his agreement to terminate such Death Benefit Agreement dated May 30, 1999.[11]
		10.3*	Trust Agreement dated August 12, 1988 between the Registrant and Ira A. Eichner[2] and amendments thereto dated May 25, 1990,[8] February 4, 1994,[7] October 9, 1996[11] and May 30, 1999.[11]
		10.4*	AAR CORP. Directors' Retirement Plan, dated April 14, 1992,[5] amended May 26, 2000[12] and April 10, 2001.[13]
		10.5*	AAR CORP. Supplemental Key Employee Retirement Plan, as Amended and Restated effective January 1, 2005,[30] as amended July 11, 2007 (filed herewith).
		10.6*	Amended and Restated Employment Agreement dated May 31, 2006 between the Registrant and David P. Storch.[29]
		10.7*	Amended and Restated Severance and Change in Control Agreement dated April 11, 2000 between the Registrant and Howard A. Pulsifer.[12]
		10.8*	Amended and Restated Severance and Change in Control Agreement dated August 1, 2000 between the Registrant and Michael J. Sharp.[13]
		10.9*	Amended and Restated Severance and Change in Control Agreement dated April 11, 2000 between the Registrant and Timothy J. Romenesko.[12]
		10.10*	AAR CORP. Nonemployee Directors' Deferred Compensation Plan, as Amended and Restated effective January 1, 2005.[32]
		10.11*	Severance and Change in Control Agreement dated January 14, 2000 between the Registrant and James J. Clark.[15]

Index		Exhibits	
		10.12	Indenture dated October 3, 2003 between AAR Distribution, Inc. and iStar Garden City LLC.[17]
		10.13	Lease Agreement dated October 3, 2003 between AAR Allen Services, Inc., as tenant and iStar Garden City LLC, as Landlord, and related Guaranty dated October 3, 2003 from Registrant to iStar Garden City LLC.[17]
		10.14*	Consulting Agreement dated October 19, 2005 between the Registrant and Ira A. Eichner.[24]
		10.15*	Severance and Change in Control Agreement dated April 1, 2003 between AAR Manufacturing, Inc. and Mark McDonald.[19]
		10.16	Lease Agreement by and between Indianapolis Airport Authority and AAR Aircraft Services, Inc. dated as of June 14, 2004, as amended January 21, 2005[21] and May 19, 2006.[32]
		10.17*	Form of Non-Qualified Stock Option Agreement.[21]
		10.18*	Form of Restricted Stock Agreement.[21]
		10.19*	Form of Performance Restricted Stock Agreement.[23]
		10.20*	Form of Non-Employee Director Non-Qualified Stock Option Agreement.[25]
		10.21*	Form of Director Restricted Stock Agreement.[28]
		10.22*	Form of Split Dollar Insurance Agreement.[32]
		10.23*	Form of Management Incentive Plan.[32]
21.	Subsidiaries of the Registrant	21.1	Subsidiaries of AAR CORP. (filed herewith).
23.	Consents of experts and counsel	23.1	Consent of Independent Registered Public Accounting Firm (filed herewith).
31.	Rule 13a-14(a)/15(d)-14(a) Certifications	31.1	Section 302 Certification dated July 20, 2007 of David P. Storch, Chief Executive Officer of Registrant (filed herewith).
		31.2	Section 302 Certification dated July 20, 2007 of Richard J. Poulton, Vice President and Chief Financial Officer of Registrant (filed herewith).
32.	Rule 13a-14(b)/15d-14(b) Certifications	32.1	Section 906 Certification dated July 20, 2007 of David P. Storch, Chief Executive Officer of Registrant (filed herewith).
		32.2	Section 906 Certification dated July 20, 2007 of Richard J. Poulton, Vice President and Chief Financial Officer of Registrant (filed herewith).

Notes:

[1] Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1985.

[2] Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1988.

[3] Incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the quarter ended November 30, 1989.

[4] Incorporated by reference to Exhibits to the Registrant's Registration Statement on Form S-3 filed August 27, 1991.

[5] Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1992.

[6] Incorporated by reference to Exhibits to the Registrant's Current Reports on Form 8-K dated October 24, 1989 and October 12, 1993, respectively.

[7] Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1994.

[8] Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1996.

[9] Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K dated August 4, 1997.

[10] Incorporated by reference to Exhibits to the Registrant's Registration Statement on Form S-3 filed December 10, 1997.

[11] Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1999.

[12] Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2000.

[13] Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2001.

[14] Incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the quarter ended November 30, 2001.

[15] Incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the quarter ended February 28, 2003.

[16] Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2003.

[17] Incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the quarter ended November 30, 2003.

[18] Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K dated February 3, 2004.

[19] Incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the quarter ended February 29, 2004.

[20] Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2004.

[21] Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2005.

[22] Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K dated July 15, 2005.

[23] Incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the quarter ended August 31, 2005.

[24] Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K dated October 24, 2005.

[25] Incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the quarter ended November 30, 2005.

[26] Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K dated January 26, 2006.

[27] Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K dated February 1, 2006.

[28] Incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the quarter ended February 28, 2006.

[29] Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K dated May 31, 2006.

[30] Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K dated June 9, 2006.

[31] Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K dated September 5, 2006.

[32] Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2006.

[33] Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K dated July 12, 2007.

Exhibit 31.1

CERTIFICATION

I, David P. Storch, Chairman and Chief Executive Officer of AAR CORP. (the "Registrant"), certify that:

1. I have reviewed this Annual Report on Form 10-K of AAR CORP.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;
4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and
5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

DATE: July 20, 2007

/s/ DAVID P. STORCH
David P. Storch
Chairman and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Richard J. Poulton, Vice President and Chief Financial Officer of AAR CORP. (the "Registrant"), certify that:

1. I have reviewed this Annual Report on Form 10-K of AAR CORP.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;
4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and
5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

DATE: July 20, 2007

/s/ RICHARD J. POULTON
Richard J. Poulton
Vice President, Chief Financial Officer and Treasurer

Exhibit 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the AAR CORP. (the "Company") Annual Report on Form 10-K for the period ending May 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David P. Storch, Chief Executive Officer of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: July 20, 2007

/s/ DAVID P. STORCH
David P. Storch
Chairman and Chief Executive Officer

Exhibit 32.2

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the AAR CORP. (the "Company") Annual Report on Form 10-K for the period ending May 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Richard J. Poulton, Chief Financial Officer of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: July 20, 2007

/s/ RICHARD J. POULTON
Richard J. Poulton
Vice President, Chief Financial Officer and Treasurer



One AAR Place
1100 N. Wood Dale Road
Wood Dale, IL 60191


SEC MAIL PROCESSING
RECEIVED
SEP 06 2007
WASH. D.C.
185
SECTION

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON WEDNESDAY, OCTOBER 17, 2007

The Annual Meeting of Stockholders of AAR CORP. for the year 2007 will be held at AAR CORP.'s headquarters, One AAR Place, 1100 North Wood Dale Road, Wood Dale, Illinois, on Wednesday, October 17, 2007, at 9:00 A.M. (Chicago time). At the meeting, stockholders will be asked to:

1. Elect four Class II directors to serve until the 2010 Annual Meeting of Stockholders;
2. Ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending May 31, 2008;
3. Transact any other business that may properly come before the 2007 Annual Meeting or any adjournment(s) or postponement(s) of the meeting.

By Order of the Board of Directors

Howard A. Pulsifer
Secretary

August 31, 2007

YOUR VOTE IS IMPORTANT

PLEASE DATE AND SIGN THE ENCLOSED PROXY AND RETURN IT IN THE ENCLOSED STAMPED, ADDRESSED ENVELOPE, OR SUBMIT YOUR PROXY BY TELEPHONE OR THE INTERNET SO THAT IF YOU ARE UNABLE TO ATTEND THE MEETING, YOUR SHARES MAY NEVERTHELESS BE VOTED. NO POSTAGE IS REQUIRED FOR MAILING IN THE UNITED STATES.

2007 Annual Meeting of Stockholders

PROXY STATEMENT



One AAR Place
1100 N. Wood Dale Road
Wood Dale, Illinois 60191

Table of Contents

		Page
I.	VOTING INFORMATION	1
	Who is entitled to vote?	1
	How do stockholders vote by proxy or in person?	1
	How do stockholders vote by telephone or through the internet?	1
	How does a stockholder revoke a proxy?	2
	How will proxy holders vote shares?	2
	How will votes be counted?	2
	Who is the Company's proxy solicitor?	2
II.	CORPORATE GOVERNANCE INFORMATION	3
	General	3
	Related-Party Transactions	4
III.	SECURITY OWNERSHIP OF MANAGEMENT AND OTHERS	5
	Security Ownership of Management	5
	Security Ownership of Certain Beneficial Owners	6
	Section 16(a) Beneficial Ownership Reporting Compliance	7
IV.	BOARD OF DIRECTORS	7
	Director Independence	7
	Executive Sessions	8
	Communications with the Board of Directors	8
	Code of Conduct for the Board of Directors	8
	Board Committees	8
	Directors' Compensation	11
	Directors' Compensation Table	13
V.	PROPOSAL 1 — ELECTION OF DIRECTORS	14
VI.	INFORMATION ABOUT THE NOMINEES AND CONTINUING DIRECTORS	15

		Page
VII.	EXECUTIVE COMPENSATION	17
	Compensation Committee's Report on Executive Compensation	17
	Compensation Discussion and Analysis	17
	Summary Compensation Table	24
	Grants of Plan-Based Awards Table	27
	Outstanding Equity Awards at Fiscal Year End Table	28
	Option Exercises and Stock Vested Table	31
	Pension Benefits Table	32
	Nonqualified Deferred Compensation Table	34
	Potential Payments Upon Termination or Change in Control of the Company	37
VIII.	REPORT OF AUDIT COMMITTEE	42
IX.	PROPOSAL 2 — RATIFICATION OF APPOINTMENT OF KPMG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	44
	Independent Registered Public Accounting Firm Fees and Services	44
X.	OTHER BUSINESS	45
XI.	STOCKHOLDER PROPOSALS FOR THE 2008 ANNUAL MEETING	46
APPENDIX 1	AAR CORP. Categorical Standards and Policy for Determining Director Independence	A-1



One AAR Place
1100 N. Wood Dale Road
Wood Dale, Illinois 60191

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS
October 17, 2007

I. VOTING INFORMATION

This Proxy Statement and the enclosed proxy card were mailed to stockholders on or about August 31, 2007, in connection with the solicitation of proxies by the Board of Directors of the Company to be used at the 2007 Annual Meeting ("Annual Meeting").

Who is entitled to vote?

If you were a stockholder of record (i.e., you hold your shares in your own name rather than through a broker, bank or other nominee) on August 20, 2007, the Company's record date, you may vote your shares at the Annual Meeting. If you were a street-name stockholder (i.e., you hold your shares through a broker, bank or other nominee) on that date, you are considered a "beneficial owner" of the stock. To vote those shares at the Annual Meeting, you must give voting instructions to your broker, bank or other intermediary who is the "nominee holder" of your shares. The Company has directed brokers, banks and other nominee holders to obtain voting instructions from their beneficial owners. Proxies submitted by nominee holders on behalf of beneficial owners will count toward a quorum and will be voted as instructed by the nominee holder. You will receive additional instructions from your broker, bank or other nominee explaining how you may vote your shares held in street name. A list of registered stockholders entitled to vote will be available at the Company's offices, 1100 N. Wood Dale Road, Wood Dale, Illinois, for 10 days prior to the meeting and at the meeting location during the meeting.

How do stockholders vote by proxy or in person?

If you owned common stock of the Company ("Common Stock") outstanding at the close of business on the record date, August 20, 2007, you may vote at the Annual Meeting by completing, signing, dating and returning your proxy card in the postage-paid, addressed envelope provided, or you may vote in person at the Annual Meeting. On that date, 37,882,324 shares of Common Stock were outstanding. You will have one vote on each matter to be voted on for each share you owned on the record date.

How do stockholders vote by telephone or through the internet?

You are encouraged to vote either by telephone or through the internet. This will eliminate the need to sign, date and return your proxy card. You can vote by telephone or through the internet 24 hours a day, seven days a week, until 1:00 a.m. (central time) until the day of the Annual Meeting. If you vote by telephone or through the internet, please do not return your proxy card.

- **To vote by telephone:**
  - **using a touch-tone phone, call 1-800-652-VOTE (8683) toll-free, enter the control number imprinted on your proxy card, and follow the voice prompts**

- **To vote through the internet:**
  - > **Log onto the internet website at http://www.investorvote.com/expressvote and enter your voter control number imprinted on your proxy card and mark the appropriate boxes to enter voting instructions**

How does a stockholder revoke a proxy?

You may revoke your vote at any time before your proxy is exercised, but only by (i) voting in person at the Annual Meeting, (ii) submitting another proxy by telephone or through the internet, or (iii) delivering a later dated, signed proxy to the Secretary of the Company.

How will proxy holders vote shares?

Proxies will be voted in accordance with instructions on the proxy. If no instructions are specified, the proxy will be voted **FOR** the election of the nominees for Class II director designated by the Board, **FOR** the ratification of the appointment of KPMG LLP as the Company's independent registered public accounting firm, and upon any other matter that may properly come before the Annual Meeting in the discretion and best judgment of the named proxy holders. If any director nominee becomes unavailable for election for any reason prior to the Annual Meeting vote, the Board may reduce the number of directors to be elected or substitute another person as nominee, and the named proxy holders will vote for the substitute nominee.

How will votes be counted?

All votes cast in person or by proxy will be tabulated by the inspectors of election appointed for the Annual Meeting. A majority of the outstanding shares of Common Stock entitled to vote, present in person or represented by proxy at the Annual Meeting, will constitute a quorum. The inspectors of election will treat directions to withhold authority, abstentions and broker non-votes (i.e., where a nominee holding shares for a beneficial owner has not received voting instructions from the beneficial owner with respect to a particular matter and such nominee does not possess or choose to exercise his discretionary authority with respect to such matter) as shares that are present for purposes of determining a quorum. Directions to withhold authority will have no effect on the election of directors, because directors are elected by a plurality of votes cast. Abstentions and broker non-votes will be disregarded for purposes of determining whether a matter has been approved, because they are not considered votes cast. It is not anticipated that there will be any broker non-votes on the election of directors or the ratification of the appointment of KPMG LLP since brokers will have discretion to vote on these proposals.

Who is the Company's proxy solicitor?

The Company has engaged D. F. King & Co., 48 Wall Street, New York, New York, to assist the Company in soliciting proxies at a total estimated cost of $10,000, plus reasonable out-of-pocket expenses. The cost of soliciting proxies will be paid by the Company. D. F. King & Co. may solicit proxies by mail, telephone, facsimile, e-mail, or in person. Certain officers, directors and employees of the Company may also solicit proxies.

II. CORPORATE GOVERNANCE INFORMATION

General

The Company has an ongoing commitment to good governance and business practices. We regularly review our policies and procedures, giving due consideration to current developments and "best practices" in the area of corporate governance. We comply with all applicable Securities and Exchange Commission ("SEC") rules and regulations and New York Stock Exchange ("NYSE") listing rules and have adopted additional corporate governance practices that we believe are in the best interests of the Company and its stockholders.

Copies of the following corporate governance documents are available on the Company's web site (www.aarcorp.com/investorrelations/corporategovernance):

- Corporate Governance Guidelines
- Categorical Standards and Policy for Determining Director Independence
- Director Nominating Process and Selection Guidelines
- Code of Business Ethics and Conduct
- Audit Committee Charter
- Compensation Committee Charter
- Nominating and Governance Committee Charter
- Executive Committee Charter

All these corporate governance documents are also available in print to any stockholder upon written request to the Secretary of the Company at the Company's address listed on the first page of this Proxy Statement. The Company's Code of Business Ethics and Conduct adopted by the Board of Directors applies to all employees, officers and directors of the Company, including the Chairman and Chief Executive Officer, the President and Chief Operating Officer, the Chief Financial Officer and the Chief Accounting Officer and Controller. Employees are encouraged to report to the Company any conduct that they believe in good faith to be in violation of the Code of Business Ethics and Conduct. Amendments to the Code of Business Ethics and Conduct and any waivers from the Code granted by the Board to directors or executive officers will be filed with the SEC in accordance with applicable rules and regulations and posted on the Company's web site under the corporate governance link cited above.

The Company maintains an Ethics Assist Line through a third-party provider to receive confidential complaints, information, suggestions or recommendations, anonymously or otherwise, concerning the Company, its officers, directors and employees, policies, procedures, employment and business practices, accounting or audit matters, financial reporting or compliance with other Company policies or applicable regulatory or legal requirements. The Ethics Assist Line is toll-free and permits callers, at their election, to identify themselves or remain anonymous. The Ethics Assist Line can be accessed by dialing 1-800-418-6423 (x227) or via e-mail to confide2sv@securityvoice.com.

Information concerning insider transactions in the Company's securities (SEC Section 16(a) Forms 3, 4 and 5) is also available on the Company's web site (www.aarcorp.com/investor relations/insider trading).

Information concerning the structure, composition and independence of the Board of Directors and Committees of the Board of Directors, as well as information regarding director nomination and recommendation procedures, is provided in Section IV, "Board of Directors," on page 7.

Related-Party Transactions

The Nominating and Governance Committee reviews, and makes recommendations to the Board of Directors with respect to, all related-party transactions and relationships involving a director or executive officer and the Company. The Company has no separate related-party transaction policy; rather, various policy and procedures, including the Company's Code of Business Ethics and Conduct and the annul directors' and officers' questionnaires, require disclosure of transactions or relationships that may constitute conflicts of interest or require disclosure or affect an independence determination under the applicable SEC rules. Upon learning of a transaction or a relationship that may constitute a conflict of interest, require disclosure or cause a director not to be treated as independent, the Nominating and Governance Committee determines if further investigation is required and, if so, whether it should be conducted by the Company's legal, internal audit, or other staff, or by outside advisors. The Nominating and Governance Committee reviews the related-party transaction or relationship, including the results of any investigation, and makes a recommendation to the Board of Directors whether to approve or reject the transaction or relationship. The Board of Directors then considers the matter and makes its decision. Transactions and relationships that are determined to be directly or indirectly material to the Company or a related person are disclosed in the Company's Proxy Statement.

Mr. Ira A. Eichner, a former director and Founder and Chairman of the Board of the Company, who retired from the Board on October 19, 2005, provides consulting services to the Company pursuant to a consulting agreement that expires on October 18, 2010, under which he receives a quarterly consulting fee in the amount of $37,500. During Fiscal 2007, Mr. Eichner received $150,000 in consulting fees. Mr. Eichner is Founder and Chairman of the Board Emeritus, an honorary position, and Mr. Storch's father-in-law.

Director nominee Norman R. Bobins is the Chairman of the Board and a former President and Chief Executive Officer of LaSalle Bank Corporation ("LaSalle Bank") and former Senior Executive Vice President of ABN AMRO Bank N.V., the Dutch parent of LaSalle Bank. Since August, 2006, the Company has been party to a $140,000,000 unsecured revolving credit facility with LaSalle Bank National Association, an affiliate of LaSalle Bank, and various other Lenders. LaSalle Bank's participation under the facility is $40,000,000. Under certain circumstances the revolving credit commitment can be increased up to a maximum of $175,000,000. The credit facility expires on August 31, 2010 and borrowings bear interest at LIBOR plus 125 to 200 basis points depending on specified financial measurements. The credit facility also includes a non-use fee which is currently 30 basis points on the unused portion of the facility. The facility was made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans. There were no borrowings outstanding under this facility during Fiscal 2007 and no interest was paid. The Company paid approximately $600,000 in fees and non-use charges under the facility during Fiscal 2007.

III. SECURITY OWNERSHIP OF MANAGEMENT AND OTHERS

The following tables show the shares of Common Stock beneficially owned, as of July 31, 2007, by (i) each current director and nominee for election to the Board, (ii) each executive officer named in the Summary Compensation Table, (iii) all directors and executive officers of the Company as a group, and (iv) each beneficial owner of more than 5% of the outstanding shares of Common Stock. Except as noted, the nature of beneficial ownership for shares shown in the tables is sole voting and investment power, and none of the shares shown in the tables are pledged by any of the persons listed.

Security Ownership of Management

Name	Shares Beneficially Owned[1]	Percent of Shares Outstanding if Greater than 1%
Norman R. Bobins	0	
Michael R. Boyce	7,000	
James G. Brocksmith, Jr.	22,000	
James J. Clark	208,600	
Gerald F. Fitzgerald, Jr.	12,500	
Ronald R. Fogleman	22,000	
James E. Goodwin	24,000	
Patrick J. Kelly	10,500[2]	
Mark McDonald	11,521[3]	
Howard A. Pulsifer	195,672	
Timothy J. Romenesko	247,089	
David P. Storch	1,750,176[4]	4.67%
Marc J. Walfish	29,000	
Ronald B. Woodard	8,500	
All directors and executive officers as a group	2,548,558[1,2,3,4]	6.63%

[1] Includes the following shares of the identified person that may be acquired within sixty days of July 31, 2007 through the exercise of stock options: Mr. Brocksmith, 17,000 shares; Mr. Clark, 98,094 shares; Mr. Fogleman, 17,000 shares; Mr. Goodwin, 17,000 shares; Mr. Pulsifer, 113,678 shares; Mr. Romenesko, 146,868 shares; Mr. Storch, 881,183 shares; Mr. Walfish, 17,000 shares; and Mr. Woodard, 3,500 shares; and all directors and executive officers as a group, 2,439,145 shares.

[2] Includes 8,000 shares beneficially owned through KMK & Associates, LLC in which Mr. Kelly is a one-third owner.

[3] Includes 3,700 shares beneficially owned by Mr. McDonald's dependent children, as to which Mr. McDonald disclaims beneficial ownership.

[4] Includes 26,224 shares beneficially owned by Mr. Storch's wife (18,810 shares) and minor children (7,414 shares), as to which Mr. Storch disclaims beneficial ownership.

Security Ownership of Certain Beneficial Owners

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percent of Shares Outstanding
Barclays Global 45 Fremont Street San Francisco, CA 94105	1,899,057[1]	5.16%
FMR Corp. 82 Devonshire Street Boston, MA 02109	4,047,126[2]	10.98%
Lord, Abbett & Co. LLC 90 Hudson Street Jersey City, NJ 07302	2,254,571[3]	6.14%
Putnam Investments One Post Office Square Boston, MA 02109	1,643,416[4]	5%

[1] Based on a Schedule 13G filing dated January 9, 2007, the reporting person disclosed beneficial ownership with respect to the shares as follows:

(i)	sole voting power:	1,752,244
(ii)	shared voting power:	0
(iii)	sole investment power:	1,899,057
(iv)	shared investment power:	0

[2] Based on a Schedule 13G filing dated February 14, 2007, the reporting person disclosed beneficial ownership with respect to the shares as follows:

(i)	sole voting power:	1,010,400
(ii)	shared voting power:	0
(iii)	sole investment power:	4,047,126
(iv)	shared investment power:	0

[3] Based on a Schedule 13G filing dated February 12, 2007, the reporting person disclosed beneficial ownership with respect to the shares as follows:

(i)	sole voting power:	2,103,871
(ii)	shared voting power:	0
(iii)	sole investment power:	2,254,571
(iv)	shared investment power:	0

[4] Based on a Schedule 13G filing dated February 3, 2006, the reporting person disclosed beneficial ownership with respect to the shares as follows:

(i)	sole voting power:	0
(ii)	shared voting power:	366,495
(iii)	sole investment power:	0
(iv)	shared investment power:	1,643,416

Section 16(a) Beneficial Ownership Reporting Compliance
Based solely upon a review of SEC Forms 3, 4 and 5 and upon related written representations furnished to the Company with respect to its most recent fiscal year, the Company believes that each person who, at any time during the fiscal year, was a director or officer filed on a timely basis all reports required by Section 16(a) of the Securities Exchange Act of 1934, as amended, during the most recent fiscal year, except that Mr. McDonald filed a late Form 4 reporting a stock option exercise of 64,140 shares and the sale of 37,780 shares used to pay the related option exercise price and withholding taxes.

IV. BOARD OF DIRECTORS

The Restated Certificate of Incorporation and By-Laws of the Company provide that the Board shall consist of between three and fifteen directors, with the exact number of directors to be set from time to time by the Board. The number of directors is presently set at eleven with one vacancy for which the Board of Directors has proposed and recommends a nominee to be elected by Stockholders at the October Annual meeting. The members of the Board are divided into three classes: Class I (three directors), Class II (four directors) and Class III (four directors). One class is elected each year for a three-year term.

During the fiscal year beginning June 1, 2006 and ending May 31, 2007 ("Fiscal 2007"), the Board held five meetings. Seven incumbent directors attended 100% of the aggregate meetings of the Board and the committees on which they served during Fiscal 2007; due to medical reasons, Mr. Boyce and Mr. Walfish attended less than 75% of the aggregate meetings of the Board and the committees on which they served. All the members of the Company's Board of Directors attended the Company's 2006 Annual Meeting of Stockholders.

Director Independence
A majority of the members of the Board of Directors must be independent directors under the criteria established by the Board and under applicable NYSE rules. The Nominating and Governance Committee and the Board of Directors review each director annually and make a determination concerning independence after consideration of all known facts and circumstances. The Board has established categorical standards to assist it in determining director independence. The Company's "Categorical Standards and Policy for Determining Director Independence" include all of the elements of the applicable SEC and NYSE rules with respect to director independence, as well as those of the Company, and are attached as Appendix 1 to this Proxy Statement. Based on these categorical standards and its review of all relevant facts and information available and the recommendations of the Nominating and Governance Committee, the Board, at its meeting in July 2007, affirmatively determined that no director has a material relationship with the Company that would impair the director's ability to exercise independent judgment and, accordingly, each director is an independent director, except for David P. Storch, due to his status as Chairman of the Board and Chief Executive Officer of the Company, and Timothy J. Romenesko, due to his status as President and Chief Operating Officer of the Company. Under the NYSE rules, a director employed by the Company is not an independent director by definition.

The Board of Directors also affirmatively determined that director nominee Norman R. Bobins is independent. Mr. Bobins is the Chairman of the Board and former President and Chief Executive Officer of LaSalle Bank and former Executive Senior Vice President of ABN AMRO Bank N.V., the Dutch parent of LaSalle Bank. The Company has an unsecured revolving credit facility with LaSalle Bank National Association, an affiliate of LaSalle Bank. See "Corporate Governance Information — Related-Party Transactions" for additional information regarding this transaction. The Board considered this relationship in making its affirmative determination that Mr. Bobins is independent.

Executive Sessions

Independent directors of the Board meet in executive session without management as part of each regular Board meeting and otherwise when circumstances deem it advisable or necessary. The Chairman of the Nominating and Governance Committee presides at the executive sessions of independent directors.

Communications with the Board of Directors

Stockholders and other interested parties may communicate with the Board, the Chairman of the Board, independent directors as a group, or any individual director or Committee Chairman by mail addressed to: AAR CORP., Attention: Independent Directors, or the name of the individual director, c/o Corporate Secretary, AAR CORP., 1100 N. Wood Dale Road, Wood Dale, Illinois 60191. The independent members of the Board of Directors have approved procedures for the processing, review and disposition of all communications sent by stockholders or other interested parties to the Board of Directors.

Code of Conduct for the Board of Directors

All directors are subject to the Company's Code of Business Ethics and Conduct. Each director is furnished a copy of the Code of Business Ethics and Conduct at the time he becomes a director.

Board Committees

The Board has an Audit Committee, a Compensation Committee, a Nominating and Governance Committee, and an Executive Committee. The following table shows the committee structure and membership:

Director	Audit Committee	Compensation Committee	Nominating & Governance Committee	Executive Committee
Michael R. Boyce		X	X	
James G. Brocksmith, Jr.	X	Chair		
Gerald F. Fitzgerald, Jr.	X			
Ronald R. Fogleman		X	Chair	
James E. Goodwin	Chair		X	X
Patrick J. Kelly		X		
Timothy J. Romenesko				X
David P. Storch				Chair
Marc J. Walfish	X		X	X
Ronald B. Woodard	X	X		

Audit Committee

The Audit Committee is comprised entirely of independent directors qualified to serve on the Audit Committee under applicable SEC regulations, NYSE rules and the Company's Categorical Standards and Policy for Determining Director Independence. Its members are James E. Goodwin (Chairman), James G. Brocksmith, Jr., Gerald F. Fitzgerald, Jr., Marc J. Walfish, and Ronald B. Woodard. The Board of Directors has determined that each member of the Audit Committee is an "audit committee financial expert," within the meaning of applicable SEC rules. In addition, the Board of Directors has determined that service by Mr. Brocksmith on the Audit Committee of more than three public companies does not impair his ability to serve effectively on the Company's Audit Committee.

The Audit Committee acts pursuant to a written charter adopted by the Board of Directors. The charter was last reviewed and approved by the Audit Committee and the Board of Directors at their July 2007 meetings. The full text of the Audit Committee charter appears on the Company's web site and is available in print to any stockholder upon written request to the Secretary of the Company at the Company's address listed on the first page of this Proxy Statement.

The Audit Committee is primarily concerned with the integrity of the Company's financial statements, compliance with legal and regulatory requirements and the performance of the Company's internal audit function and independent registered accounting firm. The Audit Committee performs the specific functions described in its charter and, among other things:

- approves and engages the independent registered public accounting firm who audits the Company's consolidated financial statements;
- pre-approves all non-audit/audit related services furnished by the independent registered public accounting firm;
- maintains communication between the Board and the independent registered public accounting firm;
- monitors the qualifications, independence and performance of the independent registered public accounting firm;
- oversees and reviews the Company's financial reporting processes and practices;
- oversees and reviews the quality and adequacy of internal controls over financial reporting, disclosure controls and the organization and performance of the Company's internal audit department;
- reviews the scope and results of audits; and
- meets with the independent registered public accounting firm representatives and internal audit department representative without members of management present.

The Audit Committee held seven meetings during Fiscal 2007.. The Audit Committee Report for Fiscal 2007 appears on page 42.

Compensation Committee

The Compensation Committee is comprised entirely of independent directors as defined under applicable NYSE rules and the Company's Categorical Standards and Policy for Determining Director Independence. Its members are James G. Brocksmith, Jr. (Chairman), Michael R. Boyce, Ronald R. Fogleman, Patrick J. Kelly, and Ronald B. Woodard.

The Compensation Committee acts pursuant to a written charter adopted by the Board of Directors. The charter was last reviewed by the Compensation Committee and the Board of Directors at their July 2007 meetings. The full text of the Compensation Committee charter appears on the Company's web site and is available in print to any stockholder upon written request to the Secretary of the Company at the Company's address listed on the first page of this Proxy Statement. The Compensation Committee is primarily concerned with establishing, reviewing and approving Chief Executive Officer compensation, reviewing and approving other senior executive compensation and overseeing the Company's Stock Benefit Plan and any other compensation and employee benefit plans. The Compensation Committee performs the specific functions described in its charter and, among other things:

- reviews and approves compensation policies and practices for all elected corporate officers, including named executive officers;
- fixes the compensation of the Chairman and Chief Executive Officer and, together with the full Board, evaluates the Chief Executive Officer's performance;
- administers the Company's annual cash incentive and long-term stock incentive programs for officers, the AAR CORP. Stock Benefit Plan, and the AAR Section 162(m) Incentive Goal Program;
- recommends director compensation and benefits to the Board for approval; and
- oversees administration of certain other employee benefit, director deferred compensation, savings and retirement plans.

The Compensation Committee held three meetings during Fiscal 2007. The Compensation Committee Report for Fiscal 2007 appears on page 17.

Nominating and Governance Committee

The Nominating and Governance Committee is comprised entirely of independent directors as defined under applicable NYSE rules and the Company's Categorical Standards and Policy for Determining Director Independence. Its members are Ronald R. Fogleman (Chairman), Michael R. Boyce, James E. Goodwin, and Marc J. Walfish.

The Nominating and Governance Committee acts pursuant to a written charter adopted by the Board of Directors. The charter was last reviewed and approved by the Nominating and Governance Committee and the Board of Directors at their July 2007 meetings. The full text of the Nominating and Governance Committee charter appears on the Company's web site and is available in print to any stockholder upon written request to the Secretary of the Company at the Company's address listed on the first page of this Proxy Statement.

The Nominating and Governance Committee is responsible for both nominating and governance functions as described in its charter. The Nominating and Governance Committee performs the specific functions described in its charter and, among other things:

- oversees the composition, structure and evaluation of the Board and its committees;
- develops and recommends corporate governance guidelines for Board approval; and
- monitors and screens directors for independence and recommends to the Board qualified candidates for election as directors and to serve on Board committees.

In seeking qualified candidates, the Nominating and Governance Committee obtains referrals from management, other directors and business and community leaders, and may retain the services of a consultant to assist in identifying candidates. The Nominating and Governance Committee seeks candidates that complement the Board as a whole and who collectively are strong and diverse in knowledge, skills, experience, and background. The Committee screens all candidates in the same manner regardless of the source of the recommendation. When selecting nominees, including those proposed by stockholders, the Committee looks for candidates who are independent and have a high level of integrity and professional and personal ethics and values, as well as demonstrated business acumen, leadership and policy making experience or special technical skills, irrespective of gender or ethnicity, as well as other factors the Committee deems appropriate. The Committee has full discretion in considering its nominations to the Board. The Company's Director Nominating Process and Selection Guidelines appear on the Company's web site and are available in print to any stockholder upon written request to the Secretary of the Company at the Company's address listed on the first page of this Proxy Statement. The Nominating and Governance Committee will consider director candidates recommended by stockholders in the same manner as other candidates. Stockholders may submit a proposed nomination to the Nominating and Governance Committee for consideration with respect to the Annual Meeting of Stockholders for the year 2008 by writing to the Secretary, AAR CORP., One AAR Place, 1100 N. Wood Dale Road, Wood Dale, Illinois 60191. To be considered, proposed nominations must be received prior to April 21, 2008, must state the reasons for the proposed nomination and contain the full name and address of each proposed nominee, as well as a brief biographical history setting forth past and present directorships, employment and occupations, and any other qualifications. Proposed nominations must also include a statement indicating that the proposed nominees have consented to being named in the Proxy Statement and to serve if elected.

The Nominating and Governance Committee held two meetings during Fiscal 2007.

Executive Committee

The Executive Committee is comprised of David P. Storch (Chairman), James E. Goodwin, Timothy J. Romenesko and Marc J. Walfish. Mr. Goodwin and Mr. Walfish are each independent directors as defined by applicable NYSE rules and the Company's Categorical Standards and Policy for Determining Director Independence.

The Executive Committee acts pursuant to a written charter adopted by the Board of Directors. The charter was last reviewed and approved by the Executive Committee and the Board of Directors at their July 2007 meetings. The full text of the Executive Committee charter appears on the Company's web site and is available in print to any stockholder upon written request to the Secretary of the Company at the Company's address listed on the first page of this Proxy Statement.

The Executive Committee is authorized to meet between meetings of the Board of Directors and exercise certain powers of the Board with respect to urgent matters or other matters referred to it by the Board for deliberation or action, subject to limitations imposed by the Committee's charter, the Board, applicable law and the Company's By-Laws.

The Executive Committee held one meeting during Fiscal 2007.

Directors' Compensation

The Board believes that compensation for any director who is not an officer or employee of the Company or any subsidiary ("Non-Employee Director") should be primarily a mix of cash and equity compensation. Director compensation and benefits are recommended to the Board of Directors from time to time by the Compensation Committee for Board approval.

Currently, each Non-Employee Director receives an annual retainer of $35,000, a fee of $2,500 for attendance at each meeting of the Board or of any Board committee attended in person ($1,250 per meeting for telephonic Board and Committee meetings), plus reimbursement of expenses. Each committee chairman receives an additional $5,000 annual retainer. In addition, each Non-Employee Director, upon being elected a director, receives term life insurance coverage of $200,000 and is eligible (with spouse) to participate in a Company-paid, annual physical program. Directors who are officers or employees of the Company or any subsidiary receive no additional compensation for service on the Board or any of its committees. The Company also reimburses its directors and, in certain circumstances, spouses who accompany directors, for travel, lodging and related expenses they incur in attending Board and Committee meetings.

Annual retainer fees are paid quarterly; Committee Chairman retainer fees are paid annually; meeting fees are paid promptly following each meeting attended, as are reimbursement of expenses. Each Non-Employee Director may elect to defer receipt of the annual retainer and meeting fees pursuant to the Company's Non-Employee Directors' Deferred Compensation Plan. Under the Plan, deferred retainer fees are converted into stock units equivalent to shares of Common Stock, and deferred meeting fees are credited with interest quarterly based on the 10-year United States Treasury Bond rate. Distributions of deferred retainer fees under the plan occur in cash or equivalent value Common Stock, at the participant's election, and distribution of deferred meeting fees are made in cash upon termination of service on the Board and on the happening of certain other events, as specified in the plan.

Each Non-Employee Director also is eligible to receive discretionary stock option grants and restricted stock awards from time to time under the AAR CORP. Stock Benefit Plan, as may be determined by the Compensation Committee. Historically, each Non-Employee Director received an annual stock option grant that expires ten years from the date of grant and becomes exercisable in 25% increments on each anniversary grant date at the closing NYSE price on the date of grant. All unvested stock options became fully vested on May 1, 2006. Commencing in Fiscal 2006, the Compensation Committee determined that, based on a value of approximately $40,000 per year at the then current stock price, each Non-Employee Director should receive an annual restricted stock award of 2,500 shares in each of Fiscal Years 2006, 2007, 2008 and 2009 (having a grant date of July 10 of each year), vesting pro rata over a three-year period. Consistent with the foregoing, each Non-Employee Director received a 2,500 share restricted stock grant in Fiscal 2007 having a grant date of July 10, 2006 and for Fiscal 2008 having a grant date of July 10, 2007. Restricted stock recipients are entitled to receive stock dividends, if any, on restricted stock grants.

The Company terminated the AAR CORP. Non-Employee Directors' Retirement Plan effective April 10, 2001. Any Non-Employee Director who was a director on the plan's effective date of termination or a retired director then receiving benefits under the plan continues to be eligible to receive benefits pursuant to the terms of the plan as the plan was in effect and applicable to such participant on the earlier of the date of Plan termination or date of retirement. Benefits are paid upon reaching age 65 and retirement from the Board if such director has completed at least five years of service as a director. Benefits are paid quarterly in cash in an amount equal to 25% of the annual retainer payable from time to time to an active director and are paid for a period equal to the total number of years of service as a director to a maximum of ten years or until death. Continuing liabilities under the plan are unfunded. As of May 31, 2007, six former directors are receiving retirement benefits under the plan, one former director is eligible to receive benefits under the plan upon reaching age 65, and one current director, Mr. Brocksmith, is eligible to receive benefits under the plan upon retirement from the Board.

The following table details the total compensation paid to the Company's Non-Employee Directors for Fiscal 2007:

Director Compensation Table[1]

Name	Fees Earned or Paid in Cash($)[2]	Stock Awards($)[3]	Option Awards($)[4]	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings($)[5]	All Other Compensation ($)[6]	Total ($)
Michael R. Boyce	45,000	44,200	0	0	0	0	89,200
James G. Brocksmith, Jr.	71,250	44,200	0	0	26,300	2,250	144,000
Gerald F. Fitzgerald, Jr.	53,750	31,700	0	0	0	0	85,450
Ronald R. Fogleman	62,250	44,200	0	0	0	5,400	111,850
James E. Goodwin	71,250	44,200	0	0	0	4,500	119,950
Patrick J. Kelly	38,750	31,700	0	0	0	0	70,450
Marc J. Walfish	56,250	44,200	0	0	0	1,300	101,750
Ronald B. Woodard	66,250	44,200	0	0	0	0	110,450

1 Mr. Storch and Mr. Romenesko are not included in this table as they are employee directors and receive no additional compensation for their service as directors. Their compensation from the Company is set forth on the Summary Compensation Table in this Proxy Statement.

2 The following table provides a breakdown of director fees earned or paid in cash for fiscal 2007:

Name	Annual Retainer ($)	Committee Chair Retainer Fees ($)	Committee Fees ($)	Total ($)
Michael R. Boyce	35,000	0	10,000	45,000
James G. Brocksmith, Jr.	35,000	5,000	31,250	71,250
Gerald F. Fitzgerald, Jr.	35,000	0	18,750	53,750
Ronald R. Fogleman	35,000	5,000	22,250	62,250
James E. Goodwin	35,000	5,000	31,250	71,250
Patrick J. Kelly	26,250	0	12,500	38,750
Marc J. Walfish	35,000	0	21,250	56,250
Ronald B. Woodard	35,000	0	31,250	66,250

3 The amounts in this column represent the Company's expense recognized in Fiscal 2007 for financial statement reporting purposes computed in accordance with FAS 123(R), disregarding any adjustments for potential forfeitures, and thus includes amounts attributable to awards made in prior years. The grant date fair value, computed in accordance with FAS 123(R), of restricted stock awarded to each Non-Employee Director in Fiscal 2007 is $22.68 per share. As of May 31, 2007, the number of restricted shares held by each Non-Employee Director was as follows: Mr. Boyce 4,167 shares; Mr. Brocksmith 4,167 shares; Mr. Fitzgerald 2,500 shares; Mr. Fogleman 4,167 shares; Mr. Goodwin 4,167 shares; Mr. Kelly 2,500 shares; Mr. Walfish 4,167 shares; and Mr. Woodard 4,167 shares.

4 The amounts in this column represent the Company's expense recognized in Fiscal 2007 for financial statement reporting purposes computed in accordance with FAS 123(R). No stock options were granted to Non-Employee Directors in Fiscal 2007 and all previously issued options held by directors are fully vested. The aggregate number of shares issuable pursuant to stock options held by each Non-Employee Director as of May 31, 2007 was as follows: Mr. Boyce, 0; Mr. Brocksmith, Jr., 17,000; Mr. Fitzgerald, Jr.,0; Mr. Fogleman, 17,000; Mr. Goodwin, 17,000; Mr. Kelly, 0; Mr. Walfish, 17,000; and Mr. Woodard, 3,500.

5 Mr. Brocksmith is the only continuing director eligible for a benefit under the Company's Non-Employee Directors' Retirement Plan. The amount in this column represents the increase in the present value of accumulated benefits under the Company's Non-Employee Directors' Retirement Plan, as of May 31, 2007 determined using assumptions consistent with those used for reporting purposes in the Company's 2007 Form 10-K. There were no above-market earnings credited under the Company's Non-Employee Directors' Deferred Compensation Plan.

6 Includes reimbursed expenses in connection with spousal travel and/or travel and hotel expense in connection with the Company-paid executive/spouse annual physical program, as well as the cost of the annual physical program and the cost of term life insurance.

V. PROPOSAL 1
ELECTION OF DIRECTORS

The Board of Directors is presently divided into three classes, each having three-year terms that expire in successive years. The Board of Directors has nominated four directors to be elected in Class II at the Annual Meeting, each to serve a three-year term expiring at the 2010 Annual Meeting or until the individual is succeeded by another qualified director who has been duly elected.

The nominees for Director in Class II this year are Norman R. Bobins, Gerald F. Fitzgerald, Jr., James E. Goodwin, and Marc J. Walfish.

Information about the nominees and continuing directors whose terms expire in future years is set forth in Section VI below.

Each nominee, except Mr. Bobins, is currently serving as a director of the Company and each nominee has been determined by the Board to be "independent" within the meaning of NYSE rules. Mr. Bobins was recommended for consideration as a director nominee by the Chairman and Chief Executive Officer of the Company and the Nominating and Governance Committee. He was nominated by the Board of Directors for election as a Director based on his extensive business experience, financial and banking expertise and the needs of the Company. The Board of Directors has determined that Mr. Bobins is qualified to serve on the Board as an "independent" director within the meaning of NYSE rules. The Board expects each nominee to serve if elected as a director. Under Delaware law and the Company's By-Laws, the nominees for director who individually receive the greatest number of votes shall be elected directors of the Company.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE FOR ALL NOMINEES

VI. INFORMATION ABOUT THE NOMINEES AND CONTINUING DIRECTORS

Information about the nominees and continuing directors whose terms expire in future years is set forth below:

	Director Since
NOMINEES FOR TERMS EXPIRING IN 2010	
Class II Directors whose terms expire at the 2007 Annual Meeting and Class II Nominees:	
NORMAN R. BOBINS, 64: From 2000 to 2003 and 2007 to present, Chairman of the Board of LaSalle Bank Corporation (a financial institution). From 2006 to 2007, President and Chief Executive Officer of ABN AMRO NorthAmerica. From 2001 to 2007, President and Chief Executive Officer at LaSalle Bank Corporation. From 2006 to present Senior Executive Vice President at ABN AMRO Bank N.V., the Dutch parent of LaSalle Bank Corporation .	Nominee
Other directorships: LaSalle Bank Corporation, NICOR, Inc. and Metal Management, Inc.	
GERALD F. FITZGERALD, JR., 57: Since 2000, Chairman and President, Cornerstone Bancorp, Inc. Since 1997, Chairman and President of LaSalle Bancorp, Inc. (LaSalle, IL). From 1990 to 1994, President and Chief Executive Officer of Suburban Bancorp, Inc.	2006
JAMES E. GOODWIN, 63: Since 2001, an independent business consultant. From 1999 to 2001, Chairman and Chief Executive Officer of UAL, Inc. and United Airlines, Inc., where he retired after 34 years. From 1998 to 1999, President and Chief Operating Officer of United Airlines, Inc. From 1992 to 1998, Senior Vice President of United Airlines, Inc.	2002
Other directorships: First Chicago Bancorp; DBS Communications Inc., and Federal Signal Corp.	
MARC J. WALFISH, 55: Founding Partner of Merit Capital Partners (a Mezzanine investor company) in 2003. From 1991 to 2003, William Blair Mezzanine Capital Partners. From 1978 to 1991, Prudential Capital Corporation, most recently as Senior Vice President.	2003
CONTINUING DIRECTORS:	
Class III Directors whose terms expire at the 2008 Annual Meeting:	
RONALD R. FOGLEMAN, 65: Since 1997, President and Chief Operating Officer of B Bar J Cattle Company (a consulting company) and Chairman of the Durango Group, LLC (a consulting and business development company). From 1994 to 1997, General, Chief of Staff, Headquarters United States Air Force, Washington, D.C.	2001
Other directorships: Alliant Techsystems, Inc.; Alpha Security Group; and World Air Holdings, Inc.	
PATRICK J. KELLY, 52: Since 1980, Chief Executive Officer of Resource One (a provider of computer programming services). Since 1986, Managing Director of KMK & Associates, LLC (a private equity firm with interests in companies operating in the distribution, technology, food, real estate and financial services industries).	2006

	Director Since
TIMOTHY J. ROMENESKO, 50: Since June 2007, President and Chief Operating Officer of AAR. From 1994 to 2007, Vice President, Chief Financial Officer and Treasurer. From 1991 to 1994, Corporate Controller of AAR.	2007
RONALD B. WOODARD, 64: Since 2003, Chairman of MagnaDrive, Inc. (an industrial torque transfer equipment company, which he co-founded following his retirement from The Boeing Company after 32 years). From 1995 to 1998, President of the Boeing Commercial Airplane Group. From 1991 to 1994, Vice President and General Manager of the Renton Division of Boeing Commercial Aircraft. From 1987 to 1991, President of deHavilland Aircraft. Prior to that, Vice President and General Manager of the Materiel Division of Boeing Commercial Aircraft, and various other management positions.	2004

Other directorships: Coinstar Inc.; Continental Airlines, Inc.; and Chairman, Seattle Symphony.

CONTINUING DIRECTORS:

Class I Directors whose terms expire at the 2009 Annual Meeting:

MICHAEL R. BOYCE, 59: Since 2005, Chairman and Chief Executive Officer of PQ Corporation (an industrial chemicals company). Since 1998, Chairman and Chief Executive Officer of Peak Investments. From 1990 to 1998, President and Chief Operating Officer of Harris Chemical Group, Inc.	2005

Other directorships: PQ Corporation.

JAMES G. BROCKSMITH, JR., 66: Since 1996, an independent business consultant. From 1990 to 1996, Deputy Chairman, and Chief Operating Officer of KPMG Peat Marwick, where he retired after 31 years.	2001

Other directorships: Alberto-Culver Company; Nationwide Financial Services, Inc.; and Sempra Energy.

DAVID P. STORCH, 54: Since June 2007, Chairman of the Board, and Chief Executive Officer of AAR. From October 2005 until June 2007, Chairman of the Board, President and Chief Executive Officer of AAR. From 1996 to October 2005, President and Chief Executive Officer of AAR. From 1989 to 1996, President and Chief Operating Officer of AAR. From 1988 to 1989, Vice President of AAR.	1989

VII. EXECUTIVE COMPENSATION

COMPENSATION COMMITTEE'S REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee of the Board of Directors hereby furnishes the following report to the stockholders of the Company in accordance with applicable SEC rules.

The Compensation Committee states that it has reviewed and discussed the Compensation Discussion and Analysis with the Company's management. Based on that review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Respectfully submitted,

James G. Brocksmith, Jr., Chairman
Michael R. Boyce
Ronald R. Fogleman
Patrick J. Kelly
Ronald B. Woodard

Compensation Discussion and Analysis

Overview

The Compensation Committee of the Company's Board of Directors is responsible for structuring and administering executive compensation. The executive compensation program is designed to attract, motivate and retain talented executives to achieve corporate and business goals that will result in superior performance and increased stockholder value. The principal components of the Company's executive compensation program are annual base salaries, annual cash incentive opportunities, long-term incentive opportunities, in the form of stock options and restricted stock awards, and retirement benefits, each of which is described below. The Company also provides a limited number of perquisites and other benefits as well as certain severance and Change in Control benefits, described below.

The Compensation Committee is comprised of five individuals, each of whom (i) has been determined by the Board of Directors to be an independent director of the Company under applicable NYSE rules and the Company's Categorical Standards and Policy for Determining Director Independence, (ii) is a non-employee director for purposes of Rule 16b-3 of the Exchange Act, and (iii) is an outside director for purposes of Section 162(m) of the Internal Revenue Code. The Committee relies upon the judgment of its members in making compensation decisions after reviewing the performance of the Company and considering an executive's performance during the year against established goals, leadership qualities, operational performance, business responsibilities, career experience, and long-term potential to enhance shareholder value.

Executive Compensation Philosophy

The philosophy of the executive compensation program is to enable the Company to attract, motivate and retain talented executives capable of achieving strategic business initiatives and producing outstanding business performance and stockholder value. A principal compensation guideline of the Committee is that there be a strong link between pay and performance both at the Company level and the individual level. The types and levels of performance-based awards are set so that superior performance is rewarded with superior compensation, while below target performance results in below target overall compensation. Performance targets for the measures that are tied to variable compensation are representative of the Company's expectations of high performance. As a result, the target total direct compensation for each executive, defined as the aggregate of base salary, bonus, and long-term incentives, is intended to be around the third quartile for the comparative group described below under "Market Comparisons for Setting Compensation Levels."

Total compensation opportunities for each executive are intended to be competitive with those offered by other companies competing for talent in the Company's employment market. In designing and administering the individual elements of the executive compensation program for each executive, the Compensation Committee strives to balance short-term and long-term incentive objectives and employ prudent judgment in establishing base salary levels and performance criteria, evaluating performance and determining actual incentive payments. To ensure competitiveness and reasonableness of the Compensation Committee's compensation decisions, compensation consulting firms are retained periodically to advise the Compensation Committee in connection with both the design and implementation of the various elements of the program and the level of individual executive participation. The Company uses competitive compensation analyses by compensation consultants to establish base salaries and total compensation opportunities (not actual pay) for the Chairman of the Board and Chief Executive Officer, the President and Chief Operating Officer and other executive officers. These compensation opportunities are established at an appropriate level relative to the third quartile target based on compensation for such positions at other companies in the relevant employment market. Generally, as an executive's level of responsibility increases, a greater percentage of total compensation opportunity is based on performance, and the mix of total compensation shifts toward stock, thereby aligning the long-term interests of senior executives with those of stockholders.

The Company's Chief Executive Officer is responsible for bringing recommendations to the Compensation Committee regarding compensation actions for his direct reports, which include all of the executive officers named in the Summary Compensation Table. The Compensation Committee sets the Chief Executive Officer's compensation. The Compensation Committee engages an independent consulting firm, Capital H Group, to assist it in reviewing the Chief Executive Officer's and certain other executive officers' compensation, primarily by compiling and analyzing compensation and performance data of the comparative group of companies described below on a position-by-position basis.

Market Comparisons for Setting Compensation Levels

The Company reviews compensation paid by a comparative group of companies in determining base salary, annual cash incentive opportunity and long-term incentive opportunity provided to its named executive officers. The Compensation Committee determined that the appropriate comparative group of companies for Fiscal 2007, based on the marketplace for executive talent in the Company's businesses, were the companies in the S&P 600 Aerospace/Defense smallcap index. The S&P 600 Aerospace/Defense smallcap index consists of 13 companies, including AAR CORP., Applied Signal Technology, Armor Holdings, Inc., Ceradyne Inc., Cubic Corp., Curtiss-Wright Corp., EDO Corp., Esterline Technologies Corp., GenCorp Inc., Kaman Corp., Moog, Inc., Teledyne Technologies Inc., and Triumph Group Inc. The Committee also reviewed and considered survey information regarding the compensation practices of similarly-sized non-financial and non-insurance companies with annual revenues of $600 million to $1.5 billion, and positive return on equity in the past year.

In taking compensation actions, the Compensation Committee also reviews and considers historical compensation data for named executive officers. This includes rolling 10-year historical summaries of cash and equity compensation received by executive officers. When setting compensation levels for Mr. Storch in his employment agreement entered into on May 31, 2006, the Committee reviewed, and took into consideration, tally sheets prepared by Capital H Group, the Committee's compensation consultant, summarizing Mr. Storch's total annual compensation, including cash and non-cash direct compensation, cumulative benefits and savings under retirement plans and equity compensation programs, perquisites and potential payments on termination of employment, whether on a Change in Control of the Company or otherwise. The Committee also reviewed and considered substantially similar total compensation tally sheets when setting compensation levels for Mr. Romenesko in connection with his promotion to President and Chief Operating Officer of the Company on June 1, 2007.

Base Salary

The Company provides competitive base salaries designed to reward individual performance and contributions consistent with an executive officer's position and responsibilities. Base salary levels of all elected corporate officers, including the Chairman of the Board and Chief Executive Officer, and the other named executive officers are reviewed annually by the Compensation Committee and may be adjusted depending upon:

- the executive's current salary;
- the executive's qualifications, responsibilities, assessed performance contribution, including significant changes in responsibility or performance related to established goals;
- the executive's tenure with the Company and the position held by the executive;
- competitive salary considerations relative to similar positions at other companies competing for talent in the Company's employment market; and
- the recommendation of the Chief Executive Officer, in the case of all other executive officers.

Base salaries are generally set in the second and third quartiles of salary levels of comparable positions in the cited comparative group of companies. The Company does not target any specific proportion of total compensation when setting base salary.

Annual Cash Incentive Opportunities

The Compensation Committee believes that annual incentive opportunities, payable in cash, serve as an appropriate incentive for achievement of the Company's short-term performance goals. Within the first 90 days of each fiscal year, the Company establishes specific performance goals for its executive officers, including the named executive officers, that govern the payment of annual cash bonuses for that fiscal year. The Company pays a cash bonus (not to exceed $5 million in any fiscal year), measured as a percentage of the executive officer's salary, based on the extent to which the Company and the executive achieves applicable performance goals. Performance at a target level will result in a target bonus, and performance above or below target generally will result in payment of a bonus at a higher or lower percentage of salary, respectively. Performance below a minimum threshold will result in no bonus payment.

For Fiscal 2007, the performance goals for annual cash incentive opportunities for the named executive officers were based on net income (target of $40,400,000), return on invested capital (target of 7.5%), and a leverage ratio (target of 50%), except that the leverage ratio goal applied only to Mr. Storch, Mr. Romenesko and Mr. Pulsifer. For purposes of measuring attainment of these performance goals for Fiscal 2007, "net income" is the Company's net income reported in its audited financial statements; return on invested capital means the percentage which results from dividing net operating profit after tax by the average invested capital; and leverage ratio is based on maintaining long-term recourse debt-to-capital ratio of 50% or less. The choice of these performance measures reflects the priority placed by the Company on preserving and growing stockholder wealth and maintaining a strong balance sheet. The two performance goals applicable to Mr. Clark and Mr. McDonald — income and return on invested capital — are based on the performance of their respective business groups (Aviation Supply Chain for Mr. Clark and Maintenance, Repair & Overhaul and Structure and Systems for Mr. McDonald), rather than overall Company performance.

The relative weight assigned to each of these performance goals for each named executive officer appears in the table below:

Name	Net Income[1]	Return on Invested Capital	Leverage Ratio
David R. Storch	50%	25%	25%
Timothy J. Romenesko	50%	25%	25%
James J. Clark	80%	20%	N/A
Mark McDonald	75%	25%	N/A
Howard A. Pulsifer	50%	25%	25%

[1] Pre-Tax income in the case of Mr. Clark and Mr. McDonald.

The target annual bonus opportunities as a percentage of base salary for the named executive officers vary depending on position, the Company's performance and the Committee's individual assessment of their individual contributions, and are set forth in the table below:

Name	Threshold %	Target %	Maximum %[1]
David R. Storch	70%	100%	150%
Timothy J. Romenesko	37.5%	75%	150%
James J. Clark[2]	—	169%	—
Mark McDonald[2]	—	133%	—
Howard A. Pulsifer	32.5%	65%	130%

[1] Maximum bonus is based upon attainment of performance goals at 120% of target.

[2] Mr. Clark's and Mr. McDonald's incentive compensation program operates on a sliding scale. The target percentage is paid out if their respective business unit meets their respective specific incentive plan goals. A prorated amount of the target is paid when a goal is not met but exceeds a sliding threshold. There is no limit on the incentive payments each can receive under their respective plans, subject to a maximum of $5 million, since they receive a flat percentage of each dollar that their respective business unit exceeds the income goal. Under the incentive compensation programs, the Company reserves the right to reduce the amount payable based on personal performance and to reflect inclusion or exclusion of extraordinary items.

Annual cash bonuses granted for Fiscal 2007 performance to the named executive officers are set forth under the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. As shown, Mr. Storch, Mr. Romenesko and Mr. Clark received actual cash bonuses in excess of their respective target annual cash incentive opportunities due to performance.

For the fiscal year ending May 31, 2008, the Compensation Committee again has set performance goals relating to income, return on invested capital, and a leverage ratio.

Long-term Incentive Opportunities

To reward executives in a manner that best aligns executives' interests with stockholder interests, the Company implemented the stockholder-approved AAR CORP. Stock Benefit Plan ("Stock Benefit Plan"). This long-term incentive program consists of stock options, performance-based restricted stock awards, employment-based restricted stock awards, or any combination thereof, granted under the Stock Benefit Plan, in the discretion of the Compensation Committee. The Stock Benefit Plan also provides for the use of stock appreciation units; however, to date, no stock appreciation units have been granted. The specific terms of any restricted stock or stock option grants are determined by the Compensation Committee prior to the issuance of grants, subject to the provisions of the Stock Benefit Plan. The amount of equity incentive compensation granted is based upon the Company's strategies and operational and future performance of the Company overall, and reflects the expected contributions to the Company's future success.

Generally, when determining restricted stock and stock option grant opportunities, the Committee considers the recipient's position and responsibilities in the Company, performance and contributions made during the preceding year, capabilities and potential for future contribution to the Company, the number of restricted stock shares and options previously granted to the recipient and, for senior management (including the named executive officers), their stock ownership relative to the Company's stock ownership guidelines and the Chief Executive Officer's recommendation. Under the Company's stock ownership guidelines, the Chairman of the Board and Chief Executive Officer is expected to own Company stock having a value of at least three times his base salary; the President and Chief Operating Officer and other executive officers are expected to own stock having a value of at least 75% of their base salary; and directors are expected to own 10,000 shares of Company stock within four years of becoming a director.

The current long-term incentive vehicle for named executive officers is performance-based restricted stock with grants being issued based on performance over a two-year performance period, subject to a stock price provision that can accelerate the grant of the restricted stock award. Actual awards are based on the achievement of goals set by the Compensation Committee at the beginning of the performance period. For the two-year performance period beginning June 1, 2006 and ending May 31, 2008, the Compensation Committee set performance goals based on net income (target of $54,053,000 in Fiscal 2007 and $62,682,000 in Fiscal 2008) and return on invested capital (target of 8.0% in Fiscal 2007 and 9.2% in Fiscal 2008), subject to acceleration of the grant of the restricted stock on the 20th consecutive trading day after the Company's common stock traded at an average stock price equal to 30% ($31.30 per share) above its price on the commencement of the performance period ($24.08 per share). In May 2007, the Company's common stock reached the targeted price and the Company granted the restricted stock to the named executive officers, subject to the vesting provisions described below. These goals are solely for purposes of measuring performance under the long-term incentive program and are not intended to forecast future Company performance.

In connection with Mr. Romenesko's promotion to President and Chief Operating Officer, on May 30, 2007 the Compensation Committee approved performance restricted stock opportunities for Mr. Romenesko (15,000 shares) based on performance against goals for a one-year performance period commencing June 1, 2007 and ending on May 31, 2008. The Compensation Committee set performance goals based on net income (target of $67,400,000) and return on invested capital (target of 9.7%), subject to acceleration of the grant of the restricted stock on the 20th day after the Company's common stock trades at a stock price equal to 30% ($43.47 per share) over its price on the commencement of the performance period ($33.44 per share). These goals are solely for purposes of measuring performance under the long-term incentive program and are not intended to forecast future Company performance.

Once restricted stock awards are granted based upon satisfaction of the applicable performance goals, or the common stock price acceleration provision, they are subject to vesting periods designed to encourage executives to build their careers with the Company. The restricted stock issued for the two year performance period ending May 31, 2008, vests 20% on June 1, 2009, 40% on June 1, 2011, and 40% on June 1, 2013. The award recipient receives dividends, if any, on the restricted shares and also has the right to vote the restricted shares.

The Company did not grant any stock options to its named executive officers in Fiscal 2007 and currently intends, for the foreseeable future, to rely on grants of performance-based restricted stock to fund its long-term incentive opportunities for the named executive officers. Stock option grants, when previously granted, typically expire ten years from the date of grant or earlier upon termination of employment, become exercisable at fair market value based on the NYSE closing stock price on the date of grant in equal increments over a period of three to five years on successive grant anniversary dates or, in some instances, upon meeting pre-determined share price performance criteria. Stock option grant dates are determined by the Compensation Committee and generally are as of the date of approval by the Compensation Committee, or if the grant is in connection with a new hire or promotion of an employee, the grant date is the date of hire or the promotion date, as applicable.

Pursuant to the Company's Stock Benefit Plan Internal Administrative Guidelines, the Compensation Committee may also establish grant dates for options at a specific future date. All unvested stock options became fully vested on May 1, 2006.

Retirement Benefits

The Company's named executive officers participate in three retirement plans: the Retirement Plan, the Retirement Savings Plan and the Supplemental Key Employee Retirement Plan (the "SKERP").

Retirement Plan

Benefit accruals under the tax-qualified Retirement Plan ceased for all highly compensated employees, including the named executive officers, on June 1, 2005. At termination of employment, a participant is eligible to receive the amount credited to his account under the Retirement Plan, which consists of (i) an opening balance for those participants who participated in the Retirement Plan at December 31, 1999 equal to the then present value of the benefit accrued as of such date, (ii) quarterly pay credits (through May 31, 2005 for highly compensated participants) based on the participant's age and service, and (iii) quarterly interest credits until the account is distributed based on the 30-year Treasury securities rate for the November preceding each such year.

Retirement Savings Plan

The Retirement Savings Plan is a tax-qualified 401(k) plan that covers most U.S. employees. An employee can elect to defer up to 75% of his compensation on a pre-tax basis, up to a maximum of $15,500 in 2007, or $20,500 if age 50 or over. Unless an employee elects otherwise, participation is automatic at a 3% deferral rate. The Company provides a matching contribution equal to 20% of the participant's deferrals (up to 5% of compensation), a profit sharing contribution of up to 4% of compensation based on the participant's deferrals and the performance of the participant's operating unit, and a retirement benefit contribution of up to 4% of compensation based on the participant's age and service.

SKERP

The SKERP is a nonqualified retirement plan that contains a defined benefit portion and a defined contribution portion. Benefits accruals ceased as of October 1, 2001 for all employees other than Mr. Storch, Mr. Romenesko and Mr. Pulsifer and were distributed to the participants. The benefits accrued as of May 31, 2006 for the three remaining participants have been or will be converted to a lump sum and transferred by June 1, 2008 to the defined contribution portion of the SKERP.

The defined contribution portion of the SKERP is intended to provide eligible employees with the portion of their elective deferrals and the Company's matching and profit sharing contributions that could not be made under the Retirement Savings Plan due to Internal Revenue Code limitations on the amount of compensation that can be taken into account in determining contributions ($225,000 in 2007). The Company also makes annual supplemental contributions equal to 22% of salary and bonus for Mr. Storch and 10% of salary and bonus for the other eligible named executive officers.

Executive Perquisites

In addition to the Company's Welfare Plans and contractual benefits for executives discussed elsewhere in this Proxy Statement, it has been the Company's historical practice to provide certain other executive perquisites to senior executives. The Company continues this practice and offers one or more of the following executive perquisites to named executive officers, depending on the individual executive's position, years of service, level of responsibility and total compensation package:

- Annual vehicle allowance.
- Reimbursement of pre-approved professional, club and association fees and charges.

- Reimbursement of travel and related expenses in connection with participation in meetings of pre-approved not-for-profit, educational and professional organizations.
- Third party professional executive financial planning assistance.
- Reimbursement of professional tax preparation fees.
- Executive and spousal annual physical and preventative health program.
- Participation in executive housing relocation program, including home purchase and reimbursement of relocation expenses.
- Executive supplemental life, split dollar life, long-term disability, accidental death and dismemberment, and travel insurance.
- Reimbursement of travel and related expenses for spouse traveling with Named Executive Officers.

The costs of such perquisites to the Company are included in the Summary Compensation Table below in accordance with SEC rules.

Employment, Severance and Change In Control Agreements

The Company does not have employment agreements with its executive officers, except for its Chairman and Chief Executive Officer, David P. Storch. See "Compensation Arrangement with Chief Executive Officer" on page 26 for a description of the compensation terms applicable to Mr. Storch under his employment agreement.

The Company has severance and Change in Control agreements with each of the named executive officers other than Mr. Storch. See "Potential Payments Upon Termination or Change in Control of the Company" on page 37 for a description of these agreements, including a description of the severance and Change in Control provisions applicable to Mr. Storch under his employment agreement.

In June, 2007, the Company adjusted the compensation of Timothy J. Romenesko in connection with his promotion to President and Chief Operating Officer of the Company, effective June 1, 2007. See footnote 1 to the Summary Compensation Table on page 24 for a description of the compensation terms applicable to Mr. Romenesko as President and Chief Operating Officer.

Impact of Favorable Accounting/Tax Treatment on Compensation

Federal Income Tax Considerations

IRC Section 162(m) generally prevents any public company from claiming a deduction for compensation in excess of $1 million for the Chief Executive Officer or any of the four highest compensated executive officers. This deduction limitation, however, does not apply to performance-based compensation that satisfies certain requirements under Section 162(m). The Compensation Committee has determined that it is in the best interests of the Company and its stockholders to structure compensation of executive officers so that compensation will not be subject to the deduction limit to the extent that it can reasonably do so in a manner that provides adequate incentives and allows the Company to attract and retain qualified executives. However, the Compensation Committee has previously and may in the future structure compensation arrangements that under certain circumstances may be subject to the deduction limit.

The Company maintains the AAR CORP 162(m) Incentive Goal Program. Under this Program, the annual cash bonuses and performance-based restricted stock awards under the Stock Benefit Plan qualified in Fiscal 2007 as performance-based compensation under Section 162(m). None of the compensation paid by the Company in Fiscal 2007 was subject to the Section 162(m) deduction limit.

As required under the tax rules, the Company must obtain stockholder approval every five years of the material terms of the performance goals for qualifying performance-based compensation, including annual incentive bonuses. The Company last received stockholder approval of the performance goals under its 162(m) Incentive Goal Program at the 2006 annual meeting.

SUMMARY COMPENSATION TABLE

The following table sets forth compensation information for the Company's Chief Executive Officer, Chief Financial Officer and the three other most highly compensated executive officers ("named executive officers") for the Fiscal 2007.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[2]	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[5]	All Other Compensation ($)[5,6]	Total ($)
DAVID P. STORCH .... CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER (ALSO PRESIDENT FOR FISCAL 2007)	2007	741,500	0	855,500	0	1,094,800	43,900	612,700	3,348,400
TIMOTHY J. ROMENESKO[1] ... PRESIDENT AND CHIEF OPERATING OFFICER (VICE PRESIDENT AND CHIEF FINANCIAL OFFICER FOR FISCAL 2007)	2007	330,000	0	221,400	0	402,500	29,000	152,300	1,135,200
JAMES J. CLARK .... GROUP VICE PRESIDENT — AVIATION SUPPLY CHAIN	2007	299,400	0	214,900	0	568,500	6,800	112,300	1,201,900
MARK MCDONALD[7] .... GROUP VICE PRESIDENT, MAINTENANCE, REPAIR & OVERHAUL AND STRUCTURES & SYSTEMS	2007	299,400	0	207,300	0	231,600	2,400	95,970	836,670
HOWARD A. PULSIFER ...... VICE PRESIDENT GENERAL COUNSEL AND SECRETARY	2007	286,400	0	165,700	0	186,300	102,500	123,300	864,200

[1] In connection with his promotion to President and Chief Operating Officer of the Company effective June 1, 2007, the Compensation Committee adjusted Mr. Romenesko's compensation to reflect his increased responsibilities. The Compensation Committee established his base salary at $400,000, increased his target annual cash bonus incentive to 100% of base salary, and provided him an opportunity to receive 15,000 shares of restricted stock under the Company's Stock Benefit Plan based on attainment of performance goals for the one-year period beginning June 1, 2007.

[2] The amounts in this column represent the Company's expense recognized in Fiscal 2007 for financial statement reporting purposes with respect to all outstanding restricted stock awards held by each named executive officer, computed in accordance with FAS 123(R), disregarding adjustments for potential forfeitures, and thus includes amounts attributable to stock awards made in Fiscal 2007 and prior years. See footnote 3 to the Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for an explanation of the assumptions made by the Company in the valuation of these awards. The "Compensation Discussion and Analysis" section of this Proxy Statement contains additional information about the stock awards made in Fiscal 2007.

[3] No stock options were granted to any named executive officer in Fiscal 2007 and all outstanding options held by the named executive officers have vested. Accordingly, the Company recognized no expense in Fiscal 2007 for financial statement reporting purposes with respect to stock options held by the named executive officers.

[4] This column shows the annual cash incentives earned by each named executive officer for Fiscal 2007 under the Company's bonus plan covering named executive officers. The "Compensation Discussion and Analysis" section of this Proxy Statement contains additional information about the incentive compensation.

[5] This column includes amounts transferred from the defined benefit portion of the SKERP to the defined contribution portion of the SKERP for Messrs. Storch, Romenesko and Pulsifer. There were no above-market earnings credited under the Company's Non-Employee Directors' Deferred Compensation Plan.

[6] All other compensation received by each named executive officer in Fiscal 2007 is as follows:

Name	Company 401(k) Plan Contributions ($)	Company SKERP Contributions ($)	Club Dues ($)	Financial Planning ($)	Auto Allowance ($)	Company-Paid Split-Dollar Life Insurance Premium ($)	Executive Physical ($)	Spouse Travel ($)	Other ($)
Mr. Storch	19,600	457,800	86,200	13,000	12,300	23,300	0	500	—
Mr. Romenesko . .	19,500	103,700	21,100	—	—	3,400	2,200	2,400	—
Mr. Clark	18,800	92,100	—	—	—	1,400	—	—	—
Mr. McDonald . . .	13,600	82,200	—	—	—	—	—	100	—
Mr. Pulsifer.	19,500	20,600	12,200	—	—	13,300	11,900	—	45,800*

* In connection with the cessation of benefit accruals (as described above) under the Retirement Plan, effective June 1, 2005, supplemental payments are made on a periodic basis directly to highly compensated employees who were previously receiving grandfathered or transition benefits under the Retirement Plan. This additional benefit is based on a formula that provides for a continuation of grandfathered and transition benefits as previously provided under the Retirement Plan, offset by the value of the retirement benefit contribution (described above) provided under the Retirement Savings Plan.

[7] Mr. McDonald resigned as an officer of the Company effective May 31, 2007 and as an employee effective July 31, 2007.

Compensation Arrangement with Chief Executive Officer

The Company has an employment agreement with Mr. Storch that was amended and restated for a term commencing May 31, 2006 and ending May 31, 2010 subject to extension by the parties. The agreement provides for (i) a base salary of not less than $717,100 per year or such increased amount as the Compensation Committee may determine, (ii) an annual cash incentive opportunity of up to 150% of Base Salary for performance against financial goals established by the Compensation Committee; (iii) a long-term equity incentive compensation opportunity to receive shares of restricted stock under the Company's Stock Benefit Plan as described in the next paragraph below; (iv) specified fringe benefits, including personal use for Mr. Storch and his accompanying family members of Company aircraft (subject to payment by Mr. Storch for each accompanying passenger), annual automobile allowance, payment of country club dues, fees and certain charges, reimbursement of dues, fees, charges and expenses relating to membership in professional clubs/organizations and not-for-profit educational organizations, financial planning and tax preparation services, executive physical, and payment of reasonable legal fees incurred to negotiate the agreement.

Under his long-term incentive opportunity, Mr. Storch can receive restricted stock based on two two-year performance periods, from June 1, 2006 through May 31, 2008 and from June 1, 2008 through May 31, 2010. The value of Mr. Storch's long-term equity incentive compensation opportunity is equal to $600,000 for achievement of each of the following performance goals: (a) the Company's net income for each fiscal year within a performance period and (b) return on invested capital for each fiscal year within a performance period, plus an additional award opportunity of up to 50% of the total two-year award, based on the combined achievement against these two goals for each performance period, for an aggregate opportunity value of up to $3.6 million for each two-year performance period. The number of shares available to be granted with respect to each fiscal year within the performance period will be determined at the beginning of each such performance period by dividing $600,000 by the fair market value of one share of Common Stock on that date, based on the NYSE closing price for such date. If at any time during the performance period, the closing price of Common Stock is 50% higher than the price at the beginning of the performance period for 20 consecutive trading days, all performance restricted stock opportunity shares (including the additional 50% opportunity) will be granted immediately.

Grants of Plan-Based Awards Table

The following table sets forth information for each named executive officer with respect to (1) estimated possible payouts under non-equity incentive plan award opportunities for Fiscal 2007, (2) estimated possible payouts under equity incentive plan award opportunities for Fiscal 2007, (3) other stock awards made in Fiscal 2007, and (4) stock options granted in Fiscal 2007.

			Estimated Possible Payouts Under Non Equity Incentive Plan Awards[3]			Estimated Possible Payouts Under Equity Incentive Plan Awards[4]			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Options and Awards[6]
Name	Grant Date[1]	Date of Committee Action[2]	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	(#)[5]	($/sh)	($)
David P. Storch . . .	5/11/07	5/31/06	519,600	742,300	1,113,400	65,000	130,000	130,000	0	0	N/A	4,338,100
Timothy J. Romenesko	5/11/07	5/31/06	123,900	247,800	495,500	15,000	30,000	30,000	0	0	N/A	1,001,100
James J. Clark. . . .	5/11/07	5/31/06	—	508,000[7]	—	15,000	30,000	30,000	0	0	N/A	1,001,100
Mark McDonald . . .	5/11/07	5/31/06	—	400,000[7]	—	15,000	30,000	30,000	0	0	N/A	1,001,100
Howard A. Pulsifer	5/11/07	5/31/06	93,200	186,400	372,700	15,000	30,000	30,000	0	0	N/A	1,001,100

[1] The grant date of restricted stock awards is the date the stock price performance target was achieved.

[2] On the date the Compensation Committee established the performance periods, and approved the performance goals, for the restricted stock awards, it also authorized the grant of restricted stock with a grant date of the earlier of the last day of the performance period or the date during each performance period when the Company's average stock price is 30% higher than the price at the beginning of each performance period for 20 consecutive trading days.

[3] Payouts under the Company's bonus plan covering named executive officers were based on performance for Fiscal 2007, which has now occurred. Thus, the information in these columns reflect the range of potential payouts when the performance goals were set in July 2006. The amounts actually paid under the plan for Fiscal 2007 appear in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. See the "Compensation Discussion and Analysis" section of this Proxy Statement for a description of the bonus plan, including the performance goals.

[4] The information in these columns show the range of potential restricted stock grants that could have been earned by the named executive officers based on the two year performance period beginning June 1, 2006. The restricted stock was granted on May 11, 2007, which was the date during the performance period when the Company's stock price was 30% higher than the price at the beginning of the performance period for 20 consecutive trading days. The actual number of shares of restricted stock awarded for the performance period is as follows: Mr. Storch, 130,000; Mr. Romenesko, 30,000; Mr. Clark, 30,000; Mr. McDonald, 30,000; Mr. Pulsifer, 30,000.

[5] No stock options were granted to any named executive officer in Fiscal 2007.

[6] The column shows the grant date fair value, computed in accordance with FAS 123(R), of the restricted stock awarded to each named executive officer in Fiscal 2007.

[7] Mr. Clark's and Mr. McDonald's Incentive Compensation Program operates on a sliding scale. The target percentage is paid out if their respective business unit meets their specific incentive plan goals exactly. A prorated amount of the target is paid when a goal is not met but exceeds a sliding threshold. There is no limit on the incentive payments each can receive since they receive a flat percentage of each dollar that their respective business unit exceeds the income goal.

Outstanding Equity Awards at Fiscal Year End Table

This table sets forth information for each named executive officer with respect to (1) each stock option that remained outstanding as of May 31, 2007, and (2) each award of restricted stock that was not vested and remained outstanding as of May 31, 2007.

	Option Awards[1]					Restricted Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
David P. Storch.......	170,000	0	0	23.50	1/1/08	267,335	8,688,300	0	0
	195,000	0		23.50	1/1/09				
	128,556	0		14.96	10/11/10				
	29,800	0		22.41	10/11/10				
	29,799	0		22.41	10/11/10				
	116,668	0		22.41	7/10/11				
	95,138	0		16.18	7/9/12				
	29,730	0		16.18	7/9/12				
	25,724	0		14.96	7/9/12				
	33,161	0		14.96	7/21/13				
	27,607	0		17.97	7/21/13				
Timothy J. Romenesko .	15,000	0	0	23.0834	10/8/07	73,184	2,378,400	0	0
	26,750	0		17.75	10/14/08				
	25,000	0		22.625	7/13/09				
	20,094	0		16.05	7/11/10				
	8,425	0		25.52	7/11/10				
	4,000	0		14.90	7/10/11				
	9,341	0		25.52	7/10/11				
	2,141	0		16.05	7/9/12				
	2,140	0		16.05	7/9/12				
	30,000	0		6.96	7/21/13				
	3,977	0		17.50	7/21/13				
James J. Clark	6,000	0	0	23.0834	10/8/07	70,434	2,289,100	0	0
	8,750	0		17.75	10/14/08				
	12,750	0		22.625	7/13/09				
	9,615	0		27.95	7/11/10				
	3,000	0		14.90	7/10/11				
	6,397	0		27.95	7/10/11				
	10,631	0		16.16	7/9/12				
	2,801	0		15.33	7/9/12				
	2,657	0		16.16	7/9/12				
	30,000	0		6.96	7/21/13				
	5,493	0		25.34	7/21/13				
	5,493	0		25.34	7/21/13				

Outstanding Equity Awards at Fiscal Year End Table (cont'd)

Name	Option Awards[1]					Restricted Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Mark McDonald[4]	2,589	0	0	27.42	10/14/08	67,334	2,188,300	0	0
	4,951	0		27.42	7/13/09				
	5,759	0		17.50	7/11/10				
	1,000	0		14.90	7/10/11				
	3,405	0		17.50	7/10/11				
	4,981	0		15.52	7/9/12				
	996	0		15.52	7/9/12				
	2,000	0		3.20	10/9/12				
	206	0		15.52	10/9/12				
	183	0		17.50	10/9/12				
	116	0		27.42	10/9/12				
	30,000	0		6.96	7/21/13				
	7,954	0		17.50	7/21/13				
Howard A. Pulsifer	12,000	0	0	23.0834	10/8/07	70,034	2,276,100	0	0
	9,100	0		17.75	10/14/08				
	5,078	0		25.34	10/14/08				
	13,000	0		22.625	7/13/09				
	2,767	0		17.00	7/11/10				
	1,502	0		17.00	7/11/10				
	7,424	0		25.34	7/11/10				
	4,030	0		25.34	7/11/10				
	3,000	0		14.90	7/10/11				
	7,056	0		25.34	7/10/11				
	1,592	0		16.18	7/9/12				
	6,371	0		16.18	7/9/12				
	1,860	0		13.85	7/9/12				
	30,000	0		6.96	7/21/13				
	5,025	0		13.85	7/21/13				
	3,873	0		17.97	7/21/13				

1 All stock options held by named executive officers are fully vested. Certain options listed are "reload" options which have an exercise price equal to the NYSE closing price on the date the original option was exercised but retain the original option expiration date. The Company no longer grants reload options and all outstanding options have been amended to eliminate the reload provisions.

Outstanding Equity Awards at Fiscal Year End Table (cont'd)

[2] These restricted stock awards were granted in connection with attainment of previously established performance goals under the Stock Benefit Plan. The vesting schedules applicable to the restricted stock are as follows:

Restricted Stock Award Grant Date	Vesting Date	Vesting Percentage
10/8/97	10/8/01	30%
	10/8/04	30%
	10/8/07	40%
7/11/00	7/11/04	25%
	7/11/06	25%
	7/11/07	50%
7/21/03	7/21/06	33.33%
	7/21/07	33.33%
	7/21/08	33.34%
5/31/05	7/15/06	20%
	7/16/08	40%
	7/15/10	40%
6/3/05	7/15/06	20%
	7/16/08	40%
	7/15/10	40%
5/11/07	6/1/09	20%
	6/1/11	40%
	6/1/13	40%

Vesting is accelerated upon the participant's termination of employment as follows:

Retirement (as defined in the Stock Benefit Plan): For the 10/8/97, 7/11/00 and 7/21/03 awards, the awards vest as of such retirement date. For the 5/31/05, 6/3/05 and 5/11/07 awards, the awards vest in accordance with the vesting schedule.

Death or Disability (as defined in the Stock Benefit Plan) on or before third anniversary of grant: the difference between one-half of the total award shares and the number of shares already vested will vest as of such termination. After the third anniversary of grant: all award shares vest as of such termination.

[3] This column shows the market value of the unvested restricted stock held by the named executive officers, based on a price of $32.50 per share (the closing market price of the common stock on May 31, 2007).

[4] All restricted stock for Mr. McDonald not vested on July 31, 2007 was forfeited pursuant to the terms of the restricted stock grant due to his resignation.

Option Exercises and Stock Vested Table

This table sets forth information for each named executive officer concerning (1) the exercise of options during Fiscal 2007, (2) the dollar amount realized on exercise of the options, (3) the number of shares of restricted stock that vested during Fiscal 2007, and (4) the value of those vested shares.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
David P. Storch	438,836	6,068,300	42,665	971,800
Timothy J. Romenesko	345	3,000	17,041	392,800
James J. Clark	0	0	15,666	360,100
Mark McDonald	0	0	12,666	288,800
Howard A. Pulsifer	0	0	14,416	330,400

[1] These amounts represent the pre-tax difference between the option exercise price and the closing market price of the common stock on the date of exercise, multiplied by the number of shares of common stock covered by the options exercised.

[2] These amounts represent the closing market price of the common stock on the date of vesting, multiplied by the number of shares that vested.

Retirement Program Benefits

Pension Benefits

The Company provides defined benefit pension benefits under the Supplemental Key Employee Retirement Plan ("SKERP") and the Retirement Plan. This table shows the years of service currently credited to each named executive officer under the applicable plan and the present value of the accumulated benefit payable under the applicable plan to each named executive officer at the earliest age an unreduced benefit is payable.

Pension Benefits Table

Name	Plan Name	Number of Years Credited Service (#)[1]	Present Value Of Accumulated Benefit ($)[2]	Payments During Last Fiscal Year ($)
David P. Storch	Retirement Plan	26.4	549,800	0
	SKERP	N/A	604,000	0
Timothy J. Romenesko	Retirement Plan	24.4	486,000	0
	SKERP	N/A	99,400	0
James J. Clark[3]	Retirement Plan	22.6	144,900	0
	SKERP	N/A	N/A	N/A
Mark McDonald[3]	Retirement Plan	9	51,500	0
	SKERP	N/A	N/A	N/A
Howard A. Pulsifer	Retirement Plan	17.7	907,400	0
	SKERP	N/A	325,500	0

[1] Number of Years of Credited Service as of May 31, 2005, the date the plan was frozen.

[2] Amounts shown in this column are calculated as of May 31, 2007, which is the measurement date for reporting purposes in the Company's Annual Report on Form 10-K for Fiscal 2007. See footnote 6 to the Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for an explanation of the assumptions made by the Company in determining the amounts reported in this column.

[3] Mr. Clark and Mr. McDonald are not participants in the defined benefit portion of the SKERP.

SKERP — Defined Benefit Portion

The Company provides supplemental retirement benefits to certain executives and key employees under the SKERP. The SKERP, which is a non-qualified plan, contains a defined benefit portion and a defined contribution portion (discussed below). Only Mr. Storch, Mr. Romenesko and Mr. Pulsifer participate in the defined benefit portion of the SKERP, the material terms and conditions of which include the following:

Benefit Accruals: Under the defined benefit portion of the SKERP, benefits were accrued until October 1, 2001 pursuant to a formula that provides a monthly single life annuity at retirement at age 65 equal to (i) 1/12 of 60% (50% for Mr. Romenesko and Mr. Pulsifer) of Final Average Earnings less (ii) the monthly benefit payable under the Company's Retirement Plan determined as of October 1, 2001. For purposes of this benefit formula, (i) Final Average Earnings is defined as 1/5 of a participant's Compensation during the consecutive five years within the last 10 years preceding termination of employment during which such Compensation was the highest, and (ii) Compensation is defined as the participant's income reported on Form W-2, including pre-tax contributions to the Retirement Savings Plan, reduced by the income attributable to restricted stock and stock options, reimbursements or other expense allowances and fringe benefits. Benefits accrued on and after October 1, 2001 under the defined benefit portion of the SKERP will accrue pursuant to a formula that provides a monthly single life annuity at retirement at age 65 equal to 1/12 of 60% (50% for Mr. Romenesko and Mr. Pulsifer) of 25% of the percentage increase in the participant's base salary from September 30, 2001 to the date of the participant's termination of employment. The benefits accrued by each of the three participants under this formula as of May 31, 2006 have been or will be transferred to the defined contribution portion of the SKERP and held in an account established and maintained thereunder for each participant, so that as of June 1, 2008 the entire benefit accrued as of

May 31, 2006 will have been transferred. Of the amounts shown in the "Present Value of Accumulated Benefit" column above, the following amounts remain to be transferred to the defined contribution portion of the SKERP: Mr. Storch $586,000; Mr. Romenesko $93,300; Mr. Pulsifer $310,300.

Benefits accrued under the defined benefit portion of the SKERP for all other participants, including the other named executive officers, ceased on October 1, 2001 and were distributed to them in a lump sum as soon as practicable thereafter.

Benefit Entitlement: A participant is eligible to receive the benefit accrued under the SKERP following termination of employment when he attains age 65. If a participant terminates employment after he has attained age 55 and his age plus years of service equal or exceed 62, benefits will be paid on the date of his termination or on a date no later than 15 years after termination of employment, as previously specified by the participant.

Form of Benefit Payment: Each participant has previously elected to have the remainder of his retirement benefit paid in a lump sum. The assumptions set forth in the Company's Retirement Plan will be used to convert the retirement benefits from an annuity payment to a lump sum. The participant may change the time or form of payment in accordance with procedures set forth in the SKERP.

Forfeiture Events: A participant will forfeit the retirement benefit if his employment is terminated due to theft, embezzlement or fraud or willful misconduct in the performance of his duties that materially injures the Company, or if during employment or the one-year period thereafter the participant violates the covenant not to compete contained in the SKERP. As a condition to receiving his retirement benefit, a participant must agree in writing to return his benefit, plus 8% interest, in the event of such a forfeiture. The forfeiture provision does not apply if the participant's termination of employment causes benefits to be paid to him under Change in Control provisions of any agreement between the participant and the Company.

Retirement Plan

The Company's Retirement Plan is a tax-qualified pension plan. Benefit accruals ceased under the Retirement Plan with respect to most participants, including the named executive officers, effective June 1, 2005. The material terms and conditions of the Retirement Plan as they pertain to the named executive officers are as follows:

Benefit formula: Until January 1, 2000 benefits were accrued pursuant to a formula that provides a monthly single life annuity at retirement at age 65 equal to 1-½% of the participant's Final Average Earnings reduced by the participant's Social Security offset determined under the Plan, multiplied by the participant's years of Credited Service (up to 20). Effective as of January 1, 2000, the Plan was converted to a cash balance type of plan subject to a "grandfather" provision applicable to certain participants based on age and years of service. An account is maintained for each participant which consists of (i) an opening account balance equal to the then present value of the benefit accrued by the participant under the prior formula as of December 31, 1999, (ii) quarterly contributions made by the Company equal to a percentage of compensation based on the participant's age and years of Credited Service, and (iii) quarterly interest credits made by the Company equal to 25% of the 30-year Treasury securities interest rate for the second month preceding the beginning of each quarter. For purposes of the benefit formulae, "Final Average Earnings" and "Compensation" have the same definitions as used in the SKERP, as discussed above.

The benefits under the Retirement Plan generally ceased accruing on June 1, 2005, although the participants' cash balance accounts continue to be credited with interest until the benefits are distributed. In connection with the benefit cessation, the Company will continue to make transition credits to the accounts of certain non-highly compensated participants until they have attained 20 years of Credited Service. None of the named executive officers are eligible for these transition credits.

Vesting: Participants are eligible to receive benefits from the Retirement Plan after completing five years of Vesting Service.

Payment of Retirement Benefits: Participants can elect to receive their benefits upon termination of employment or they can defer receipt of benefits until normal retirement age (age 65). A participant who terminates employment after age 55 with 10 years of service can elect to receive benefits early, with the normal retirement benefit being reduced by .5% for each of the first 60 months by which the benefit commences before age 65 and .25% for each of the next 60 months by which the benefit commences before age 65. A participant who is not eligible for a normal or early retirement but who has 10 years of service can elect benefits at any time after attaining age 55, with the benefit reduced as described above. Any vested participant can elect benefits at any time after termination of employment, with the benefit actuarially reduced to reflect payment prior to age 65. The Retirement Plan also provides for a disability retirement benefit.

Forms of Benefit Payment: The normal form of benefit payment for a married participant is a joint and 50% survivor annuity, and the normal form of benefit payment for an unmarried participant is a single life annuity. Participants, with spousal consent if applicable, can waive the normal form and elect to have benefits paid in various annuity forms, which are the actuarial equivalent of the normal form, or in a lump sum.

Retirement Savings Plan: In connection with ceasing benefits under the Retirement Plan, the Company amended its Retirement Savings Plan to provide additional benefits, as described below in the discussion following the Nonqualified Compensation table.

Nonqualified Deferred Compensation

The Company provides non-qualified deferred compensation benefits under the defined contribution portion of the SKERP. The table below shows the contributions made by each named executive officer and the Company in Fiscal 2007, the earnings accrued on the named executive officer's account balance in Fiscal 2007 and the account balance at May 31, 2007.

Non-Qualified Deferred Compensation Table

Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[4]
David P. Storch	35,500	1,025,700	505,300	0	3,248,700
Timothy J. Romenesko	52,000	194,200	89,700	0	590,800
James J. Clark	4,600	92,100	8,900	0	114,500
Mark McDonald	111,100	82,200	80,600	0	511,800
Howard A. Pulsifer	97,400	320,100	204,400	0	1,569,200

[1] The amount of contributions made by each named executive officer and reported in this column in respect of salary deferrals in Fiscal 2007 is included in each named executive officer's compensation reported on the Summary Compensation Table as Salary. The amount of contributions reported in this column also reflects deferral of cash bonuses paid in Fiscal 2007 but earned and reported on the Summary Compensation Table for Fiscal 2006.

[2] This amount includes the amounts transferred from the defined benefit portion of the SKERP to the defined contribution portion of the SKERP during fiscal 2007 for benefits earned prior to fiscal 2007, in the following amounts: Mr. Storch, $567,900; Mr. Romenesko, $90,400; and Mr. Pulsifer, $299,500. These amounts are not included in the All Other Compensation Table.

[3] The investment earnings reported in this column for each named executive officer are not reported on the Summary Compensation Table.

[4] The aggregate balance as of May 31, 2007 reported in this column for each named executive officer reflects amounts that have been previously reported as compensation on the Summary Compensation Table for Fiscal 2007 or prior years, except the following amounts of earnings included in the account balance: Mr. Storch, $852,600; Mr. Romenesko, $138,500; Mr. Clark, $8,800, Mr. McDonald, $123,100 and Mr. Pulsifer, $398,000, and the following cumulative amounts transferred from the defined benefit portion of the SKERP: Mr. Storch, $1,126,800; Mr. Romenesko, $179,500; and, Mr. Pulsifer, $593,700.

SKERP — Defined Contribution Portion

The defined contribution portion of the SKERP covers certain executives and key employees, including all of the named executive officers, and provides the portion of a participant's benefit that cannot be paid under the Retirement Savings Plan due to any Internal Revenue Code limits, including the limit on the amount of compensation that can be taken into account in determining benefits ($220,000, in 2006 and $225,000 in 2007). The material terms and conditions include the following:

Contributions: Each participant may make an election prior to the beginning of a calendar year to contribute a portion of his base salary (up to 75%) for that calendar year that exceeds the Code's compensation limit and a portion of the bonus (up to 75%) paid to him for the Company's fiscal year beginning in such calendar year that exceeds the Code's compensation limit. The Company makes a matching contribution under the SKERP using the formula in the Savings Plan (i.e., 20% of the participant's salary and bonus deferrals made under the SKERP, up to 5% of such salary and bonus), as well as the portion of the Company's profit sharing contribution that could not be made under the Savings Plan due to the Code's compensation limit. Beginning January 1, 2006, the Company also makes annual supplemental contributions to the accounts of the Chief Executive Officer (22% of base salary), and certain other executive officers (10% of base salary). To receive a credit of this contribution, the eligible participant must be employed as of the day before the contribution is made to the SKERP (unless termination of employment is due to death or disability).

Mr. Storch, Mr. Romenesko and Mr. Pulsifer also have amounts held in a supplemental account that were or will be transferred from the defined benefit portion of the SKERP, which represent the lump sum value of each participant's accrued benefit as of May 31, 2006 under the defined benefit portion. Once transferred, such amounts are subject to the term and conditions of the defined contribution portion of the SKERP.

Vesting: A participant is fully vested in amounts attributable to his own deferral contributions, as well as the Company matching and profit sharing contributions. A participant vests in amounts attributable to Company supplemental contributions upon the earlier of age 57 with 15 years of service, or age 65. Mr. Storch, Mr. Romenesko and Mr. Pulsifer are fully vested in the amounts of their benefits transferred from the defined benefit portion of the SKERP.

Investments: Each participant's plan accounts are credited with earnings and losses based on investment alternatives made available by the plan committee and selected by the participant from time to time. The investment options currently offered under the SKERP consist of 24 mutual funds including 10 "Life Cycle" fund choices. Participants may change investment elections at any time.

Distributions: Distribution of a participant's accounts is generally made upon the participant's termination of employment or on a date no later than 15 years after termination of employment, as previously specified by the participant. Participants were to elect by December 31, 2005 whether their accounts are to be paid in a lump sum or installments not to exceed 15 years (a participant who failed to make an election will have his account paid in a lump sum). Notwithstanding the foregoing, (i) a participant may elect distribution of the portion of his accounts earned and vested as of December 31, 2004 (and earnings thereon) upon six month's advance written election or if such distribution is subject to a 10% forfeiture; (ii) a participant can change the time and form of payment of the portion of his accounts earned and vested after December 31, 2004 in accordance with procedures set forth in the plan; (iii) a participant can elect a distribution at any time in order to satisfy an unforeseeable hardship (as defined in the plan); (iv) in the event of a potential Change in Control of the Company (as determined by the Board), the portion of the participant's accounts earned and vested as of December 31, 2004 (including earnings thereon) will be distributed in an immediate lump sum; and (v) in the event of adverse financial condition of the Company occurring prior to January 1, 2008 (as specified in the plan), the Company can elect to distribute within 30 days the amounts credited to participant's accounts as of March 21, 2006 in an immediate lump sum. Distributions to "key employees" as defined in Code Section 409A upon termination of employment will not be paid earlier than six months following such termination.

Forfeiture Events: A participant will forfeit the portion of his plan accounts attributable to Company supplemental contributions and to amounts transferred from the defined benefit portion of the SKERP, if applicable, if his employment is terminated due to theft, embezzlement or fraud or willful misconduct in the performance of his duties that materially injures the Company, or if during employment or the one-year period thereafter the participant violates the covenant not to compete contained in the SKERP. As a condition to receiving such amounts, a participant must agree in writing to return such amounts, plus 8% interest, in the event of such a forfeiture. The forfeiture provision does not apply if the participant's termination of employment causes benefits to be paid to him under Change in Control provisions of any agreement between the participant and the Company.

Retirement Savings Plan

The Retirement Savings Plan is a tax-qualified retirement plan that covers all U.S. employees generally (excluding certain union employees), including the named executive officers. The material terms and conditions are as follows:

Contributions: A participant can elect to defer 1% to 75% of his Compensation on a pre-tax basis, up to a maximum of $15,500 for 2007, or $20,500 if age 50 or older. Participation for non-union employees is automatic, at a 3% deferral rate, unless the participant affirmatively elects not to participate or to participate with a different deferral amount. The Company provides a matching contribution, a profit sharing contribution and a retirement benefit contribution. The current matching contribution is made as of each payroll period in an amount equal to 20% of the participant's pre-tax contributions (up to 5% of compensation) to the Plan for such payroll period. The profit sharing contribution is made as of the end of each calendar year and is based on the participant's pre-tax contributions and the economic performance of the participant's operating unit and is equal to a percentage of the participant's compensation, up to 4%. The retirement benefit contribution, which is also made as of the end of each calendar year, was added to the Plan, effective June 1, 2005, and is equal to a percentage of compensation (up to 4%) based on the participant's age and years of credited service. A participant must have earned a year of service to be eligible for a retirement benefit contribution, and generally must be employed on the last day of the calendar year to receive a profit sharing contribution. Compensation for purposes of determining contributions includes cash compensation shown as income on the participant's Form W-2, reduced by pre-tax contributions to the plan and excluding the income attributable to restricted stock options, reimbursements or other expense allowances and fringe benefits and subject to the Code's compensation limit ($225,000 for 2007).

Investments: Each participant's plan accounts are credited with earnings and losses based on investment alternatives made available by the plan committee and selected by the participant from time to time. The investment options currently offered under the plan consist of 24 mutual funds including 10 "Life Cycle" fund choices. Participants may change investment elections at any time.

Vesting: Participants hired prior to July 1, 1999 are fully vested in their accounts under the plan. Participants hired on or after January 1, 1999 are fully vested in their pre-tax contribution accounts, and vest in the Company contribution accounts at a rate equal to 33⅓% for each year of vesting service (subject to full vesting upon age 65, death or disability.

Distributions: Participants can elect distributions of the plan accounts upon termination of employment, in a lump sum, an eligible rollover distribution, or, if early or normal retirement has been attained, in installments not to exceed 15 years.

Potential Payments Upon Termination or Change in Control of the Company

The Company provides certain benefits to eligible employees upon certain types of termination of employment, including a termination of employment following a Change in Control of the Company. These benefits are in addition to the benefits to which the employees would be entitled upon a termination of employment generally (i.e., vested retirement benefits accrued as of the date of termination, stock options and restricted stock that are otherwise vested as of the date of termination and the right to elect continued health coverage pursuant to COBRA). These benefits as they pertain to the named executive officers are as described and set forth in the tables below.

Employment Agreement of David P. Storch

The Company has entered into an employment agreement with Mr. Storch with a term that ends on May 31, 2010 unless the parties mutually agree to an extension. The agreement provides the following severance benefits:

Termination — Prior to a Change in Control: If employment agreement term expires without extension and Mr. Storch's employment subsequently terminates for reasons other than Cause, or if prior to a Change in Control either the Company terminates his employment without Cause or Mr. Storch terminates his employment for Good Reason, he is entitled to (i) continued payment of his base salary for 36 months, and (ii) a lump sum payment equal to three times the average of the cash incentive bonus paid to him for the preceding three fiscal years of the Company. If Mr. Storch's termination is due to retirement after age 55, he and his eligible dependents are entitled to continued coverage under the Company's medical, dental and executive health programs for his lifetime (or until he obtains health coverage from a new employer). Payments cease upon any material breach of the confidentiality and non-compete provisions set forth in the agreement, which are in effect for the two-year period following any voluntary termination of employment or a termination of employment by the Company without Cause prior to a Change in Control.

Termination — Following a Change in Control: If Mr. Storch's employment is terminated within 24 months following a Change in Control either by the Company for other than Cause or disability or by Mr. Storch for Good Reason, or if his employment terminates for any reason other than disability or death during the 30-day period following the 24th month after a Change in Control, he is entitled to (i) an immediate lump sum payment equal to the sum of (A) any unpaid salary and bonus earned for the preceding fiscal year, (B) a prorata portion of the bonus that would have been paid to the executive had he remained employed until the end of the fiscal year and all performance targets were met, and (C) three times his base salary and cash bonus for either the most recently completed fiscal year prior to the termination or the preceding fiscal year, whichever produces the higher amount, (ii) continued coverage for the executive and his dependents under the Company's welfare and fringe benefit plans for three years following termination of employment (the executive and his dependents can elect continued medical and dental coverage pursuant to COBRA at the end of such three year period, (iii) a lump sum payment of the additional benefits that would be earned under the Company's Retirement Savings Plan and SKERP equal to the amount attributable to Company contributions that would have been made had his elective contributions continued and had he accumulated three additional years of service, and a gross-up payment to cover any related income tax liability, (iv) Company-paid outplacement services for the earlier of 18 months or the attainment of new employment (up to a maximum Company expense of 3.5% of the amount paid to Mr. Storch pursuant to (i)(C) above), (v) reasonable legal fees incurred by the executive in enforcing the agreement, and (vi) a gross-up payment to cover any excise and related tax liability arising under Section 280G of the Internal Revenue Code as a result of any payment or benefit arising under the agreement. The agreement's non-compete provisions do not apply in the case of a termination of employment following a Change in Control.

Termination — Disability: If Mr. Storch's employment terminates due to disability, Mr. Storch will receive payment pursuant to the Company's disability plans then in effect and will continue to receive coverage under the Company's medical, dental and life insurance plans for three years following such termination.

The agreement also provides that upon any Change in Control, all outstanding stock options and restricted stock vest immediately, and all performance based restricted stock shares will be awarded according to the performance matrix set forth in the agreement based on the higher of the target or actual Company performance through the date of the Change in Control.

For purposes of the agreement:

"Change in Control" means (i) a person's acquisition of more than 35% of the voting power of the Company's outstanding stock, (ii) a merger or consolidation of the Company that results in the holders of the voting stock immediately prior thereto holding less than 60% of the voting stock of the resulting or surviving entity, (iii) a sale of substantially all of the Company's assets other than to an entity at least 80% owned by the Company, or (iv) the election, without the consent of the incumbent Board, of a majority of the directors then in office.

"Cause" means Mr. Storch's (i) dishonesty, intentional breach of fiduciary duty, or intentional wrongdoing, (ii) disregard of proper direction from the Board or Company, or (iii) material breach of the Agreement that is not cured within 30 days of receipt of notice from the Company.

"Good Reason" means (i) a material reduction in the nature or scope of Mr. Storch's duties or responsibilities or in his compensation (including benefits), (ii) his determination that as a result of a material change in employment circumstances he is unable to adequately carry out his duties, (iii) a material breach of the Agreement by the Company that is not cured within 30 days of receipt of notice from Mr. Storch, or (iv) a relocation of his primary place of employment of 50 or more miles.

Severance and Change in Control Agreements

The Company has entered into severance and change in control agreements with the named executive officers other than Mr. Storch and with certain other key employees. The Agreements as they pertain to these named executive officers provide for the following benefits upon the following types of employment termination:

Termination — Prior to a Change in Control: If a Change in Control of the Company has not occurred and the executive's employment is terminated by the Company for other than Cause, he is entitled to (i) continued salary for 12 months, or if earlier, until the executive obtains comparable employment, (ii) any earned bonus not yet paid for the preceding fiscal year, and (iii) a prorata portion of the bonus that would have been paid to the executive had he remained employed until the end of the fiscal year in which the termination occurs. Any bonus will be paid in a lump sum on the later of the time bonuses are paid to other officers and the end of the severance period (with interest at the prime rate plus 1% from the earlier of such dates). If the executive terminates his employment, or if the Company terminates the executive's employment for Cause, the Company may, but is not required to, pay the above-described severance benefits. Severance payments will cease if the executive breaches the confidentiality or non-compete provisions in the agreement, which are in effect for the one-year severance period.

Termination — Following a Change in Control: If the executive's employment is terminated within 18 months (24 for Mr. Clark) following a Change in Control by the Company for other than Cause or disability or by the executive for Good Reason, or if the executive's employment terminates for any reason other than disability or death during the 30-day period following the 18th month (24th month for Mr. Clark) after a Change in Control, he is entitled to (i) an immediate lump sum payment equal to the sum of (A) any unpaid salary and bonus earned for the preceding fiscal year, (B) a prorata portion of the bonus that would have been paid to the executive had he remained employed until the end of the fiscal year and all performance targets were met (including the value of any restricted stock granted in lieu of bonus), and (C) three times his base salary and cash bonus for either the most recently completed fiscal year prior to the termination or the preceding fiscal year, whichever produces the higher amount, (ii) continued coverage for the executive and his dependents under the Company's welfare and fringe benefit plans (medical, dental and life insurance plans for Mr. Clark) for three years following termination of employment (the executive and his dependents can elect continued medical and dental coverage pursuant to COBRA at the end of such three year period), (iii) an immediate lump sum payment equal to the actuarial equivalent of the additional benefits that would be earned under the Company's retirement plans with three additional years of service and for Mr. Romenesko, Mr. McDonald and Mr. Pulsifer, a gross-up payment to cover any related income tax liability, (iv) Company-paid outplacement services for the earlier of 18 months or the attainment of new employment (up to a maximum Company expense of 3.5% of the amount paid to the executive pursuant to (i)(C) above), (v) reasonable legal fees incurred by the executive in enforcing the agreement, and (vi) a gross-up payment to cover any excise and related tax liability arising under Section 280G of the Internal Revenue Code as a result of any payment or benefit arising under the agreement. The agreements' non-compete provisions do not apply in the case of a termination of employment following a Change in Control.

Termination — Disability: If the executive's employment terminates due to disability, the executive will receive payment pursuant to the Company's disability plans then in effect and will continue to receive coverage under the Company's medical, dental and life insurance plans for three years following such termination.

The agreements also provide that upon any Change in Control, all outstanding stock options and restricted stock will vest immediately.

For purposes of the agreements:

"Change in Control" means (i) a person's acquisition of more than 20% of the voting power of the Company's outstanding stock, (ii) a merger or consolidation of the Company that results in the holders of the voting stock immediately prior thereto holding less than 60% of the voting stock of the resulting or surviving entity, (iii) a sale of substantially all of the Company's assets other than to an entity at least 80% owned by the Company, or (iv) the election, without the consent of the incumbent Board, of the lesser of three directors or a majority of the directors then in office.

"Cause" means the executive's (i) dishonesty, intentional breach of fiduciary duty, or intentional wrongdoing, (ii) disregard of proper direction from the Board or Company, or (iii) material breach of the Agreement that is not cured within 10 days of receipt of notice from the Company.

"Good Reason" means (i) a material reduction in the nature or scope of the executive's duties or responsibilities, or in his compensation (including benefits), (ii) if Mr. Storch is not the Chief Executive Officer at the time of termination, the executive's determination that as a result of a material change in employment circumstances he is unable to adequately carry out his duties, or (iii) a relocation of the executive's primary place of employment by more than 100 miles.

Split Dollar Insurance Agreements

The Company has also entered into split dollar life insurance agreements with certain key employees, including four of the named executive officers. Under the agreements, the employees own the policies, except that the Company owns the cash value portion of the policies. The Company funds the annual insurance premiums for the policies during the term of the agreement subject to reimbursement from the cash value or death benefit proceeds of the policies. Upon a Change in Control of the Company (as defined above), the Company will prepay all premiums, plus any amounts necessary for the cash value and death benefits to be at the same level at the Change in Control date. If the executive's employment terminates after a Change in Control and benefits are paid under the

Severance and Change in Control Agreements, the Split Dollar Agreements will continue for the severance period.

Restricted Stock and Stock Options

The severance and change in control agreements provide that on a Change in Control of the Company, all restricted stock and stock options immediately vest.

Mr. Storch's employment agreement provides that on a Change in Control of the Company, all restricted stock and stock options immediately vest, and all performance-restricted stock shares will be awarded according to the performance matrix set forth in the agreement based on the higher of the target or actual Company performance through the Change in Control date.

A named executive officer's termination of employment can also result in enhanced benefits under the Company Stock Benefit Plan, depending on the reason for such termination:

If the termination is due to Retirement (as defined in the Plan), options continue to remain exercisable as if employment continues. If the termination is due to Disability (as defined in the Plan) or death, or if the Executive dies within three months of termination for reasons other than cause, options will expire on the earlier of one year from death or the expiration of the option by its terms.

If the termination is due to Retirement (as defined in the Plan) all restricted stock awards vest as of such termination for awards having a grant date earlier than September 1, 2004; awards having a grant date on or after 9/1/04 continue to vest in accordance with their vesting schedule. If the termination is due to Disability (as defined in the Plan) or death on or before the third anniversary of the date of grant, then the difference between one-half of the total award shares and the number of shares already vested will vest as of such termination. If the termination is due to Disability or death after the third anniversary of the date of grant, all awards shares will vest as of such termination.

Table of Potential Payments
Upon Termination of Employment
or Change in Control

The tables set forth below quantify the additional benefits described above that would be paid to each named executive officer under the following termination or change in control event, assuming a change in control or a termination occurred on June 1, 2007.[1]

---

[1] Mr. McDonald is excluded from the tables because he is no longer an employee of the Company.

Change in Control (No Termination of Employment)

Name	Vesting of Restricted Stock[1] ($)
David P. Storch	8,688,300
Timothy J. Romenesko	2,378,400
James J. Clark	2,289,100
Howard A. Pulsifer	2,276,100

[1] Under the Stock Benefit Plan, all restricted stock vests upon a Change in Control of the Company. This amount reflects the number of shares that would have vested upon a Change in Control on June 1, 2007, based on the number of shares multiplied by $32.50, the closing price of the common stock on May 31, 2007. All stock options are already vested.

Termination Prior to a Change in Control

	Other Than Cause					Disability			Death	
Name	Salary[1] ($)	Bonus[2] ($)	Stock Options[3]	Restricted Stock[4] ($)	Health & Welfare[5] ($)	Health & Welfare[6] ($)	Stock Options[7] ($)	Restricted Stock[8] ($)	Stock Options[7] ($)	Restricted Stock[8] ($)
David P. Storch	2,304,700	2,727,700	0	0	372,600	52,900	0	3,650,800	0	3,650,800
Timothy J. Romenesko	400,000	0	0	0	0	52,900	0	871,200	0	871,200
James J. Clark	310,500	0	0	0	0	52,900	0	883,400	0	883,400
Howard A. Pulsifer	296,700	0	0	0	0	46,300	0	878,600	0	878,600

[1] Per employment agreement (Mr. Storch) and severance and change in control agreements.

[2] Per employment agreement (Mr. Storch) and severance and change in control agreements.

[3] If termination is due to retirement, options remain exercisable for their term. This amount reflects the value of the options remaining exercisable past the 90 day post-termination period that would otherwise apply upon termination without Cause on June 1, 2007.

[4] If termination is due to retirement, restricted stock awards continue to vest in accordance with the award's vesting schedule subject to compliance with non-compete covenants applicable to all awards.

[5] Available if Mr. Storch retires after age 55.

[6] Per employment agreement (Mr. Storch) and severance and change in control agreements.

[7] Under the Stock Benefit Plan, if termination is due to death or disability, options remain exercisable for one year, or if earlier, until the options expire by their terms. This amount reflects the value of the options remaining exercisable past the 90 day post-termination period that would otherwise apply upon termination without Cause.

[8] This amount reflects the value of the restricted stock that would have vested upon termination due to death or disability at June 1, 2007, based on the number of shares, multiplied by $32.50, the closing price of the stock on May 31, 2007.

Termination Following Change in Control[1]

Name	Salary $	Bonus $	Vesting of Restricted Stock[2] $	Health & Welfare Continuation $	Additional Retirement Plan Credits $	Outplacement Services $	280G Gross-Up $
David P. Storch	2,304,700	3,284,500	0	52,900	1,509,000	195,600	5,643,100
Timothy J. Romenesko	1,200,000	1,207,700	0	52,900	361,100	84,200	2,201,500
James J. Clark	931,500	1,705,700	0	52,900	395,500	92,300	2,324,600
Howard A. Pulsifer	890,200	559,000	0	46,300	72,400	50,700	1,590,700

[1] Per employment agreement (Mr. Storch) and severance and change in control agreements.

[2] Vesting of restricted stock occurs upon the Change in Control. See Table captioned "Change in Control (No termination of Employment)" table.

VIII. REPORT OF AUDIT COMMITTEE

During Fiscal 2007, the Audit Committee was comprised of five independent directors. Each member of the Audit Committee is independent within the meaning of the applicable SEC regulations, NYSE rules and the Company's Categorical Standards and Policy for Determining Director Independence, and is qualified as an "audit committee financial expert."

The Company's management is primarily responsible for the Company's financial statements and the quality and integrity of the reporting process and systems of internal control. The Company's independent registered public accounting firm is responsible for auditing the Company's financial statements and management's assessment and the effectiveness of internal controls over financial reporting and for expressing opinions thereon. The Audit Committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties with funding from the Company.

In fulfilling its oversight responsibilities, the Audit Committee has reviewed and discussed the Company's audited financial statements for the fiscal year ended May 31, 2007, with the Company's management and representatives of the Company's independent registered public accounting firm, including a discussion of the reasonableness of significant judgments and accounting estimates, and clarity of disclosures in the financial statements. The Audit Committee also reviewed with management and the independent registered public accounting firm the preparation of the financial statements and related disclosures contained in the Company's earnings announcements and quarterly reports. Management has represented to the Audit Committee that the Company's financial statements were prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and the independent registered public accounting firm has expressed an opinion based on their audit that the financial statements are in conformance with GAAP in all material respects. The Audit Committee is not responsible for planning or conducting audits, or the determination that the Company's financial statements are complete and accurate and in accordance with GAAP. That is the responsibility of management and the independent registered public accounting firm.

The Audit Committee reviewed and discussed with the independent registered public accounting firm and management the overall scope and plans for the audit, the quality, adequacy and assessment of the effectiveness of internal controls over financial reporting, and the Internal Audit Department's management, organization, responsibilities, budget and staffing. The Audit Committee also met with the independent registered public accounting firm representatives without management present and discussed the results of their audits, their evaluation of the Company's internal controls over financial reporting, disclosure controls and the overall quality (not just acceptability) of the Company's accounting policies and financial reporting.

The Audit Committee also discussed with the representatives of the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as amended, the independent registered public accounting firm's independence from the Company and its management, including the matters in the written disclosures and letter furnished to the Audit Committee by the independent registered public accounting firm and required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, and determined that the non-audit services provided to the Company by the independent registered public accounting firm are compatible with maintaining the independent registered public accounting firm's independence.

In reliance on its review of the audited financial statements and the discussions referred to above and subject to the limitations on the role and responsibilities of the Audit Committee referred to above and in the charter, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended May 31, 2007, for filing with the Securities and Exchange Commission.

The Audit Committee also (i) reviewed and assessed the adequacy of the Audit Committee Charter and (ii) conducted an Audit Committee self-assessment in which it concluded that the Committee operates effectively and successfully carried out all of its Charter responsibilities.

Audit Committee

James E. Goodwin, Chairman
James G. Brocksmith, Jr.
Gerald F. Fitzgerald, Jr.
Marc J. Walfish
Ronald B. Woodard

IX. PROPOSAL 2
RATIFICATION OF APPOINTMENT OF KPMG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Company's Board of Directors appointed KPMG LLP ("KPMG") as the Company's independent registered public accounting firm for the fiscal year ending May 31, 2008 ("Fiscal 2008"), after consideration and determination of KPMG's independence in light of all services rendered to the Company and its performance as the Company's independent registered public accounting firm in prior years. The Board of Directors asks that the stockholders ratify the appointment of KPMG as the Company's independent registered public accounting firm for Fiscal 2008. Representatives of KPMG are expected to be present at the Annual Meeting, with the opportunity to make a statement if they so desire and to respond to appropriate questions of stockholders.

Independent Registered Public Accounting Firm Fees And Services

The Company's independent registered public accounting firm reports to, and is engaged at the direction of, the Audit Committee.

The following table sets forth the aggregate fees billed by KPMG to the Company for Fiscal 2007 and Fiscal 2006 for audit, audit related, tax, and other services provided by the Company's independent registered public accounting firm:

Independent Registered Public Accounting Firm Fees and Services

Type of Fees	Fiscal 2007	Fiscal 2006
Audit Fees	$1,335,000	$1,265,000
Audit Related Fees[1]	140,800	117,600
Tax Fees[2]	200,200	193,000
All Other Fees[3]	—	28,900

[1] Audit related fees in FY2006 were for a comfort letter, statutory audits of foreign subsidiaries and acquisition due diligence assistance; audit related fees in FY2007 were for acquisition due diligence and statutory audits of foreign subsidiaries.

[2] Tax fees include federal tax return reviews.

[3] All other fees in FY2006 include consultation and assistance regarding government contract accounting.

Audit Committee pre-approval is required for any audit, audit related, tax or other services to be provided by the independent registered public accounting firm in excess of $100,000 in the aggregate, with the Audit Committee Chairman to report any decisions to pre-approve such services to the full Audit Committee at its next meeting.

Information regarding security ownership of management and certain beneficial owners is incorporated by reference to the information contained under the caption "Security Ownership of Management and Others" in Part III on pages 7 and 8 above.

Vote Required

The affirmative vote of a majority of the shares of Common Stock present in person or by proxy and voting at the Annual Meeting is required to ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

X. OTHER BUSINESS

Management knows of no other matters which are to be brought before the Annual Meeting. However, if any other matters properly come before the Annual Meeting, the named proxy holders will vote all proxies in their discretion and best judgment on such other matters.

XI. STOCKHOLDER PROPOSALS FOR THE 2008 ANNUAL MEETING

Any stockholder who wishes to present a proposal for consideration at the Annual Meeting of Stockholders to be held in 2008 must submit such proposal in accordance with the rules promulgated by the Securities and Exchange Commission. Under the Company's By-Laws, in order for a proposal to be eligible for action by the stockholders at and inclusion in the Company's Proxy Statement and form of proxy relating to the 2008 Annual Meeting, the stockholder must submit such proposal to the Company, in writing, to be received by the Secretary of the Company, AAR CORP., One AAR Place, 1100 N. Wood Dale Road, Wood Dale, Illinois 60191, no later than April 21, 2008.

A stockholder proposal submitted outside Rule 14a-8 under the Exchange Act for presentation at the 2008 Annual Meeting will be considered untimely for purposes of Rules 14a-4 and 14a-5 under the Exchange Act if notice of the stockholder proposal is received by the Company after April 16, 2008.

By Order of the Board of Directors

Howard A. Pulsifer
Secretary

August 31, 2007

UPON THE WRITTEN REQUEST OF ANY RECORD HOLDER OR BENEFICIAL OWNER OF COMMON STOCK OF AAR CORP., THE COMPANY WILL PROVIDE, WITHOUT CHARGE, A COPY OF ITS ANNUAL REPORT ON FORM I0-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR THE FISCAL YEAR ENDED MAY 31, 2007. REQUESTS SHOULD BE MADE TO MR. HOWARD A. PULSIFER, SECRETARY, AAR CORP., ONE AAR PLACE, 1100 N. WOOD DALE ROAD, WOOD DALE, ILLINOIS 60191, (630) 227-2000.

AAR CORP.
CATEGORICAL STANDARDS AND POLICY FOR DETERMINING DIRECTOR INDEPENDENCE

It is the policy and practice of AAR CORP. ("AAR" or "Company") that the directors of the Company, when carrying out their duties, must exercise their independent judgment in good faith and in the best interests of the Company and its shareholders as a whole.

In addition, it is the policy of the Company that a majority of its directors, and all directors serving on the Audit Committee, Compensation Committee and Nominating and Governance Committee, shall be "independent", as determined by the Board in accordance with the independence standards of the New York Stock Exchange ("NYSE").

At least once each year, the Board shall review the "independence" of each director and any nominee for director and make a determination whether the director or nominee has any material relationship with the Company (either directly or indirectly as a partner, shareholder, or officer of an organization that has a relationship with the Company) that would impair the director's ability to exercise independent judgment as a member of the Board.

To assist it in determining a director's "independence", the Board has adopted the following categorical standards for determining director "independence" status with respect to service as a director[1]:

1. For purposes of these guidelines, "AAR" or "Company" includes each of the Company's subsidiaries and "immediate family member" means the spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law, and anyone (other than domestic employees) who shares the person's home; provided, that any such persons who no longer have any such relationship as a result of legal separation or divorce, or death or incapacitation, shall not be considered immediate family members.

2. No director shall be independent if he/she does not meet the independent standards adopted from time to time by the NYSE. Specifically, a director will *not* be "independent" if, currently or within the preceding three years:

   (i) the director is or was an employee of the Company, or whose immediate family member is or was an executive officer of the Company; or

   (ii) the director or an immediate family member of the director receives or received more than $100,000 in direct compensation from AAR in any year during the most recent three year period, other than director and committee fees, pension or other forms of deferred compensation for prior service; or

   (iii) (A) The director or an immediate family member is a current partner of a firm that is the Company's internal or external auditor; (B) the director is a current employee of such firm; (C) the director has an immediate family member who is a current employee of such firm and who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or an immediate family member was, within the last three years (but is no longer), a partner or employee of such firm and personally worked on the Company's audit during that time; or

   (iv) the director or an immediate family member of the director is or was within the last three years an executive officer of another company on whose Compensation Committee any of AAR's present elected officers serves or served; or

[1] Directors serving on the Audit Committee must also meet the enhanced "independence" requirements under applicable NYSE rules and SEC regulations (see paragraph 6 below).

(v) the director or an immediate family member of the director is or was an executive officer, partner, employee, or greater than 10% owner of another company that makes payments to, or receives payments from, the Company that in any single fiscal year exceeds the greater of $1 million or 2% of the other company's consolidated gross revenues (payments to and payments from are compared against the benchmarks separately).

3. In determining director independence, the Board will give consideration to all known relevant facts and circumstances.

4. Subject to the Board's determination pursuant to this Section 4, the following commercial or charitable relationships are deemed **not** material relationships that would impair a director's independence unless otherwise determined by the Board after considering all relevant facts and circumstances:

   (i) The director or an immediate family member of the director receives or received less than $100,000 in direct compensation from the Company in any year other than director and committee fees, pensions or other forms of deferred compensation for prior service;

   (ii) The director or an immediate family member of the director is an executive officer, partner, employee, or has an ownership interest in, another company that does business with the Company and the gross annual revenues from such business to the Company or such other company account for less than the greater of $1 million or 2% of their respective gross annual revenues;

   (iii) If a director or an immediate family member of the director serves as an officer, director or trustee of a charitable organization, and AAR's charitable contributions to the organization do not exceed in any year the greater of $50,000 or 1% of that organization's total annual charitable receipts.

   Notwithstanding the foregoing, if a director or his/her immediate family member has another significant relationship with the Company that is not described in Section 2 or this Section 4, or, at any time, is the subject of a written request by any director to the Chairman of the Nominating and Governance Committee requesting a review of another director's independent status and stating the reasons therefor, then the Board of Directors will determine whether that director's relationship is a "material relationship" that would impair the director's ability to exercise independent judgement as a member of the Board.

5. Any determination of director independence notwithstanding the existence of a potential material relationship due to exceeding the threshold in Section 4, will be disclosed in the Company's proxy statement, as required by the NYSE rules.

6. Members of the Audit Committee must satisfy the enhanced "independence" criteria under applicable rules of the Securities and Exchange Commission and the New York Stock Exchange from time to time. In particular, the following enhanced "independence" qualifying criteria shall apply with respect to directors selected for service on the Audit Committee:

   - Director may not have accepted any direct or indirect consulting, advisory or other compensatory fee from the Company other than amounts received as compensation for membership on the Board or Board committees, pension or other forms of deferred compensation for prior service.

   - Director may not be an "affiliated person", i.e. a person who directly or indirectly controls, is controlled by or is under common control with, the Company (typically, one who is an executive officer or who owns more than 10% of the Company's securities is considered an "affiliated person").

STOCKHOLDER INFORMATION

Corporate Headquarters
AAR CORP.
1100 North Wood Dale Road
Wood Dale, Illinois 60191
Telephone: 630-227-2000
Facsimile: 630-227-2019
www.aarcorp.com

Transfer Agent and Registrar
Computershare Trust Company, N.A.
Providence, Rhode Island

Annual Meeting of Stockholders
The annual meeting of stockholders will be held at 9:00 a.m. (CDST) on Wednesday, October 17, 2007, at AAR Corporate Headquarters, 1100 North Wood Dale Road, Wood Dale, Illinois 60191.

The Investor Service Program
AAR CORP. provides its stockholders the opportunity to purchase additional shares of common stock of the Company by automatic reinvestment of dividends and optional additional investments. Stockholders may obtain information regarding this plan by contacting the Secretary, AAR CORP., 1100 North Wood Dale Road, Wood Dale, Illinois 60191.

Special Counsel
Schiff Hardin LLP
Chicago, Illinois

Ticker Symbol
AAR stock is traded on the New York and Chicago Stock Exchanges. Ticker symbol AIR.


Mixed Sources
FSC



1100 North Wood Dale Road
Wood Dale, Illinois 60191
www.aarcorp.com

END